Exhibit 99.1

1st Quarter 2012 • Report to Shareholders • Three months ended January 31, 2012

TD Bank Group Reports First Quarter 2012 Results

The financial information in this document is reported in Canadian dollars, and is based on our unaudited Interim Consolidated Financial Statements and related Notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted.
The Bank transitioned from Canadian GAAP to IFRS effective for interim and annual periods beginning the first quarter of fiscal 2012. The Interim Consolidated Financial Statements for the period ended January 31, 2012 reflect the Bank’s first set of financial statements prepared under IFRS. Comparative periods in 2011 have also been prepared under IFRS.
Reported results conform to Generally Accepted Accounting Principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis for an explanation of reported and adjusted results.
Effective the first quarter of 2012, the insurance business was transferred from Canadian Personal and Commercial Banking to Wealth and Insurance (formerly called Wealth Management). Prior period results have been restated accordingly.

FIRST QUARTER FINANCIAL HIGHLIGHTS, compared with the first quarter a year ago:

•	Reported diluted earnings per share were $1.55, compared with $1.67.
•	Adjusted diluted earnings per share were $1.86, compared with $1.73.
•	Reported net income was $1,478 million, compared with $1,562 million.
•	Adjusted net income was $1,762 million, compared with $1,617 million.

FIRST QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The first quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $60 million after tax (7 cents per share), compared with $103 million after tax (12 cents per share) in the first quarter last year.
•	A loss of $45 million after tax (5 cents per share), due to the change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio, compared with a gain of $75 million after tax (8 cents per share) in the first quarter last year.
•	Integration charges of $9 million after tax (1 cent per share), relating to the U.S. Personal and Commercial Banking acquisitions, compared with $24 million after tax (2 cents per share) in the first quarter last year.
•	A loss of $1 million after tax, due to the change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses (PCL), compared with a loss of $3 million after tax in the first quarter last year.
•	Integration charges relating to the Chrysler Financial acquisition of $5 million after tax.
•	Integration charges and direct transaction costs of $24 million after tax (2 cents per share), relating to the acquisition of the MBNA Canada credit card portfolio.
•	A litigation reserve of $171 million after tax (19 cents per share).
•	Adjustment of allowance for incurred but not identified credit losses of $31 million after tax (3 cents per share).

TORONTO, March 1, 2012 – TD Bank Group (TD or the Bank) today announced its financial results for the first quarter ended January 31, 2012. Results for the quarter reflected record retail earnings and a strong performance from Wholesale Banking.

"While we knew going into 2012 that our businesses would continue to grow in the face of a challenging environment, their performance has exceeded our expectations,” said Ed Clark, Group President and Chief Executive Officer. “TD’s adjusted quarterly earnings reached a new record, up 9% over the same period last year, with our North American retail businesses leading the way with $1.6 billion in adjusted earnings, also a new record. These results again showcase how our customer-focused strategy enables us to grow during tough times.”

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 2

Canadian Personal and Commercial Banking

Canadian Personal and Commercial Banking posted a record quarter, with reported net income of $826 million. Adjusted net income was $850 million, up 11% from the same period last year. Results for the quarter were driven by good volume growth in commercial lending and in personal deposits and loans, stable credit, and record efficiency.

“Low interest rates continue to present a challenge, but despite this environment, Canadian Personal and Commercial Banking delivered a record quarter,” said Tim Hockey, Group Head, Canadian Banking, Auto Finance, and Credit Cards. “We had earnings momentum from our commercial banking business and our customer satisfaction ratings are at record levels. While we remain cautious, we’re feeling very good about these results. Looking ahead we feel we’re positioned for steady earnings growth in the mid-to-high single digits.”

Wealth and Insurance

Wealth and Insurance recorded net income, excluding TD’s reported investment in TD Ameritrade, of $294 million in the quarter, up 14% from the same period last year. This increase was primarily due to increased fee-based revenue driven by asset growth in the Wealth business as well as strong organic growth in Insurance and improved claims management, which was partially offset by lower trading revenue and a severe weather-related event. TD Ameritrade contributed $55 million in earnings to the segment, up 15% from the same period last year.

“This was a good quarter for Wealth and Insurance, despite lower direct investing trading levels in Wealth and a severe weather-related event that affected the Insurance business. Core business growth and expense management helped maintain positive operating leverage,” said Mike Pedersen, Group Head, Wealth Management, Insurance, and Corporate Shared Services. “While economic conditions remain uncertain, given our strong business fundamentals, we are optimistic that we will continue to see good growth in our Wealth and Insurance businesses.”

U.S. Personal and Commercial Banking

U.S. Personal and Commercial Banking delivered a strong quarter with reported net income of US$165 million and adjusted net income of US$345 million, up 6% from the same time last year driven primarily by strong organic growth.

“Our volume growth in loans and deposits helped TD Bank, America’s Most Convenient Bank, offset the impact of the Durbin Amendment this quarter,” said Bharat Masrani, Group Head, U.S. Personal and Commercial Banking. “While regulatory complexities and persistent low interest rates are challenging the industry, we have good momentum in our core business lines, our credit quality continues to improve and we remain on track to open 35 new stores this year.”

Wholesale Banking

Wholesale Banking recorded net income of $194 million for the quarter, down 17% compared with the same period last year. The decrease was largely due to higher investment portfolio gains in the first quarter last year.

“We are pleased with our performance this quarter,” said Bob Dorrance, Group Head, Wholesale Banking. “Core results were strong despite market-wide declines in equity trading volumes and low new issuance activity. Our fixed income, currency and commodity businesses performed well as did our M&A advisory practice, which made for an overall strong quarter. We remain concerned about market stability particularly in relation to European sovereign debt but are confident in the resilience of our diversified, client-focused franchise.”

Capital

TD’s Tier 1 capital ratio was 11.6% in the quarter. Capital quality remained very high, with tangible common equity comprising more than 85% of Tier 1 capital. TD has now exceeded the 7% Basel III requirement on a fully phased-in basis.

Conclusion

“We’re very pleased with our results this quarter. Also today we announced a dividend increase of 4 cents per common share, payable in April, which speaks to our Board’s confidence in the earnings power of our business model,” said Clark. “While we’re seeing some promising signs of an improvement in the economic outlook, especially in the U.S., the challenging landscape means we remain cautious. Low interest rates continue to impact our business and the recovery will be slow, but we will strategically invest in our businesses, manage our expense growth prudently and deliver the legendary service our customers and clients expect from us.”

The foregoing contains forward-looking statements. Please see the “Caution Regarding Forward-Looking Statements” on page 3.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 3

	CONTENTS

1	FIRST QUARTER FINANCIAL HIGHLIGHTS and	38	Accounting Policies and Estimates
	ADJUSTMENTS (ITEMS OF NOTE)	40	Changes in Internal Control over Financial Reporting

	MANAGEMENT’S DISCUSSION AND ANALYSIS		INTERIM CONSOLIDATED FINANCIAL STATEMENTS
4	Financial Highlights	41	Interim Consolidated Balance Sheet
5	How We Performed	42	Interim Consolidated Statement of Income
10	Financial Results Overview	43	Interim Consolidated Statement of Changes in
14	How Our Businesses Performed		Shareholders’ Equity
21	Balance Sheet Review	44	Interim Consolidated Statement of Comprehensive Income
22	Credit Portfolio Quality	45	Interim Consolidated Statement of Cash Flows
26	Capital Position	46	Notes to Interim Consolidated Financial Statements
28	Managing Risk
34	Securitization And Off-Balance Sheet Arrangements	109	SHAREHOLDER AND INVESTOR INFORMATION
36	Quarterly Results

Caution Regarding Forward-Looking Statements
From time to time, the Bank makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this report in the “Business Outlook” section for each business segment, in the “Performance Summary” and in other statements regarding the Bank’s objectives and priorities for 2012 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may,” and “could”.
By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the financial, economic and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, and other risks, all of which are discussed in the Management’s Discussion and Analysis (“MD&A”) in the Bank’s 2011 Annual Report. Additional risk factors include the impact of recent U.S. legislative developments, as discussed under “Significant Events in 2011” in the “Financial Results Overview” section of the 2011 MD&A; changes to and new interpretations of capital and liquidity guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; and the overall difficult litigation environment, including in the United States. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2011 MD&A. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and we caution readers not to place undue reliance on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Bank’s 2011 Annual Report under the headings “Economic Summary and Outlook” and for each business segment, “Business Outlook and Focus for 2012”, as updated in this report under the headings “Business Outlook”; and for the Corporate segment in this report under the heading “Outlook”.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This Management’s Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group (TD or the Bank) for the three months ended January 31, 2012, compared with the corresponding periods. This MD&A should be read in conjunction with the Bank’s unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with the 2011 Annual Report. This MD&A is dated February 29, 2012. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s 2011 Annual Report, prepared in accordance with Canadian GAAP, or Interim Consolidated Financial Statements and related Notes, prepared in accordance with IFRS. Comparative periods have been prepared in accordance with IFRS. For additional information relating to differences between Canadian GAAP and IFRS, refer to Note 21 to the Interim Consolidated Financial Statements. Additional information relating to the Bank, including the Bank’s 2011 Annual Information Form, is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at http://www.sec.gov (EDGAR filers section).

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
	2012	2011	2011
Results of operations
Total revenue	$5,642	$5,663	$5,459
Provision for credit losses	404	340	421
Non-interest expenses	3,549	3,488	3,190
Net income – reported	1,478	1,589	1,562
Net income – adjusted[1]	1,762	1,656	1,617
Economic profit[2,3]	782	594	641
Return on common equity – reported	14.0%	15.8%	17.1%
Return on common equity – adjusted[2,3]	16.8%	16.5%	17.7%
Return on invested capital[2,3]	N/A	14.4%	15.4%
Financial position
Total assets	$773,666	$732,782	$664,084
Total equity	45,548	44,004	39,253
Total risk-weighted assets	243,642	218,779	199,235
Financial ratios
Efficiency ratio – reported	62.9%	61.6%	58.4%
Efficiency ratio – adjusted[1]	55.3%	59.4%	56.3%
Tier 1 capital to risk weighted assets[4]	11.6%	13.0%	12.7%
Provision for credit losses as a % of net average loans and acceptances[5]	0.38%	0.38%	0.42%
Common share information – reported (dollars)
Per share earnings
Basic	$1.56	$1.70	$1.69
Diluted	1.55	1.68	1.67
Dividends per share	0.68	0.68	0.61
Book value per share	45.00	43.43	38.99
Closing share price	77.54	75.23	74.96
Shares outstanding (millions)
Average basic	901.1	893.8	879.3
Average diluted	909.2	909.0	896.4
End of period	903.7	901.0	882.1
Market capitalization (billions of Canadian dollars)	$70.1	$67.8	$66.1
Dividend yield	3.6%	3.5%	3.3%
Dividend payout ratio	43.7%	40.3%	36.1%
Price to earnings ratio[6]	12.3	11.7	14.1
Common share information – adjusted (dollars)[1]
Per share earnings
Basic	$1.87	$1.77	$1.75
Diluted	1.86	1.75	1.73
Dividend payout ratio	36.3%	38.6%	34.8%
Price to earnings ratio[6]	11.1	11.0	12.7
1	Adjusted measures are non-GAAP measures. Refer to the “How The Bank Reports” section for an explanation of reported and adjusted results.
2	Economic profit, adjusted return on common equity, and return on invested capital are non-GAAP financial measures. Refer to the “Economic Profit and Return on Common Equity” section for an explanation.
3	Effective the first quarter of 2012, economic profit is calculated based on average common equity on a prospective basis. Prior to the first quarter 2012, economic profit was calculated based on average invested capital. Had this change been done on a retroactive basis, economic profit for the Bank, calculated based on average common equity, would have been $717 million for the fourth quarter 2011, and $758 million for the first quarter 2011.
4	For periods prior to the three months ended January 31, 2012, results are reported in accordance with Canadian GAAP.
5	Excludes acquired credit-impaired loans and debt securities classified as loans. For additional information on acquired credit-impaired loans, see “Credit Portfolio Quality” section of this document and Note 8 to the Interim Consolidated Financial Statements. For additional information on debt securities classified as loans, see “Exposure to Non-agency Collateralized Mortgage Obligations” discussion and tables in the “Credit Portfolio Quality” section of this document and Note 8 to the Interim Consolidated Financial Statements.
6	For the period ended January 31, 2011, the price to earnings ratio was calculated using the preceding trailing four quarters which included the three months ended April 30, 2010, July 31, 2010 and October 31, 2010 under Canadian GAAP basis and the three months ended January 31, 2011 under IFRS basis.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 5

HOW WE PERFORMED

Corporate Overview

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD or the Bank). TD is the sixth largest bank in North America by branches and serves approximately 21.5 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, Wealth and Insurance, U.S. Personal and Commercial Banking, and Wholesale Banking. TD also ranks among the world's leading online financial services firms, with approximately 8 million online customers. TD had $774 billion in assets on January 31, 2012. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

How the Bank Reports

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

Adoption of IFRS

The Canadian Accounting Standards Board previously announced that for fiscal years beginning on or after January 1, 2011, all publicly accountable enterprises will be required to report financial results in accordance with IFRS. Accordingly, for the Bank, IFRS was effective for the interim and annual periods beginning in the first quarter of 2012. The fiscal 2012 Interim and Annual Consolidated Financial Statements will include comparative fiscal 2011 financial results under IFRS.

The adoption of IFRS did not require significant changes to the Bank’s disclosure controls and procedures.

Information about the IFRS transition impact to the Bank’s reported financial position, equity, and financial performance is provided in Note 21 to the Interim Consolidated Financial Statements, which includes a discussion of the transitional elections and exemptions under IFRS 1 and detailed reconciliations of the Bank’s Interim Consolidated Financial Statements previously prepared under Canadian GAAP to those under IFRS.

For details of the Bank’s significant accounting policies under IFRS, see Note 2 to the Bank’s Interim Consolidated Financial Statements.

TABLE 2: OPERATING RESULTS – REPORTED
(millions of Canadian dollars)	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
	2012	2011	2011
Net interest income	$3,687	$3,532	$3,356
Non-interest income	1,955	2,131	2,103
Total revenue	5,642	5,663	5,459
Provision for credit losses	404	340	421
Non-interest expenses	3,549	3,488	3,190
Income before income taxes and equity in net income of an investment in associate	1,689	1,835	1,848
Provision for income taxes	272	310	343
Equity in net income of an investment in associate, net of income taxes	61	64	57
Net income – reported	1,478	1,589	1,562
Preferred dividends	49	48	49
Net income available to common shareholders and non-controlling interests in subsidiaries	$1,429	$1,541	$1,513
Attributable to:
Non-controlling interests	$26	$26	$26
Common shareholders	$1,403	$1,515	$1,487

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 6

The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF ADJUSTED TO REPORTED NET INCOME
(millions of Canadian dollars)	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
	2012	2011	2011
Operating results – adjusted
Net interest income[1]	$3,701	$3,532	$3,356
Non-interest income[2]	2,009	2,094	2,016
Total revenue	5,710	5,626	5,372
Provision for credit losses[3]	445	340	421
Non-interest expenses[4]	3,158	3,344	3,024
Income before income taxes and equity in net income of an investment in associate	2,107	1,942	1,927
Provision for income taxes[5]	421	363	384
Equity in net income of an investment in associate, net of income taxes[6]	76	77	74
Net income – adjusted	1,762	1,656	1,617
Preferred dividends	49	48	49
Net income available to common shareholders and non-controlling interests in subsidiaries – adjusted	1,713	1,608	1,568
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	26	26	26
Net income available to common shareholders – adjusted	1,687	1,582	1,542
Adjustments for items of note, net of income taxes
Amortization of intangibles[7]	(60)	(95)	(103)
Increase (decrease) in fair value of derivatives hedging the reclassified available-for-sale securities portfolio[8]	(45)	37	75
Integration charges and direct transaction costs relating to U.S. Personal and Commercial Banking acquisitions[9]	(9)	1	(24)
Increase (decrease) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses[10]	(1)	9	(3)
Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler Financial acquisition[11]	(5)	(19)	–
Integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada[12]	(24)	–	–
Litigation reserve[13]	(171)	–	–
Adjustments to allowance for incurred but not identified credit losses[14]	31	–	–
Total adjustments for items of note	(284)	(67)	(55)
Net income available to common shareholders – reported	$1,403	$1,515	$1,487

1	Adjusted net-interest income excludes the following items of note: First quarter 2012 – $14 million (net of tax, $10 million) of certain charges against revenues related to promotional-rate card origination activities, as explained in footnote 12.
2	Adjusted non-interest income excludes the following items of note: First quarter 2012 – $2 million loss due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 10; $53 million loss due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 8; $1 million gain due to change in fair value of contingent consideration relating to Chrysler Financial, as explained in footnote 11; fourth quarter 2011 – $15 million gain due to change in fair value of CDS hedging the corporate loan book; $41 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio; $19 million charge due to change in fair value of contingent consideration relating to Chrysler Financial; first quarter 2011 – $6 million loss due to change in fair value of CDS hedging the corporate loan book; $93 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio.
3	Adjusted provision for credit losses (PCL) excludes the following items of note: first quarter 2012 – $41 million in adjustments to allowance for incurred but not identified credit losses in Canadian Personal and Commercial Banking, as explained in footnote 14.
4	Adjusted non-interest expenses excludes the following items of note: First quarter 2012 – $70 million amortization of intangibles, as explained in footnote 7; $11 million of integration charges and direct transaction costs related to U.S. Personal and Commercial Banking acquisitions, as explained in footnote 9; $7 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition, as explained in footnote 11; $18 million of integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada, as explained in footnote 12; $285 million of charges related to a litigation reserve, as explained in footnote 13; fourth quarter 2011 – $123 million amortization of intangibles; $9 million of integration charges related to U.S. Personal and Commercial Banking acquisitions; $12 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition; first quarter 2011 – $129 million amortization of intangibles; $37 million of integration charges related to U.S. Personal and Commercial Banking acquisitions.
5	For reconciliation between reported and adjusted provision for income taxes, see the ‘Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes’ table in the “Income Taxes” section of this document.
6	Adjusted equity in net income of an investment in associate excludes the following items of note: First quarter 2012 – $15 million amortization of intangibles, as explained in footnote 7; fourth quarter 2011 – $13 million amortization of intangibles; first quarter 2011 – $17 million amortization of intangibles.
7	Amortization of intangibles primarily relates to the Canada Trust acquisition in 2000, the TD Banknorth acquisition in 2005 and its privatization in 2007, the Commerce acquisition in 2008, the acquisitions by TD Banknorth of Hudson United Bancorp (Hudson) in 2006 and Interchange Financial Services (Interchange) in 2007, and the amortization of intangibles included in equity in net income of TD Ameritrade. Effective 2011, amortization of software is recorded in amortization of intangibles; however, amortization of software is not included for purposes of items of note, which only includes amortization of intangibles acquired as a result of business combinations.
8	During 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the available-for-sale category effective August 1, 2008. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. Commencing in the second quarter of 2011, the Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.
9	As a result of U.S. Personal and Commercial Banking acquisitions, the Bank may incur integration charges and direct transaction costs. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel costs, employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting a business combination and consist primarily of finders’ fees, advisory fees, and legal fees. For the three months ended January 31, 2012 the integration charges were driven by the South Financial and FDIC-assisted acquisitions and there were no direct transaction costs recorded. This is the last quarter U.S. Personal and Commercial Banking included any further FDIC-assisted and South Financial related integration charges or direct transaction costs as an item of note.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 7

10	The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings exclude the gains and losses on the CDS in excess of the accrued cost. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the PCL related to the portion that was hedged via the CDS is netted against this item of note.
11	As a result of the Chrysler Financial acquisition in Canada and U.S., the Bank incurred integration charges and direct transaction costs. As well, the Bank experienced volatility in earnings as a result of changes in fair value of contingent consideration. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel costs, employee severance costs, the cost of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting a business combination and consist primarily of finders’ fees, advisory fees, and legal fees. Contingent consideration is defined as part of the purchase agreement, whereby the Bank is required to pay additional cash consideration in the event that amounts realized on certain assets exceed a pre-established threshold. Contingent consideration is recorded at fair value on the date of acquisition. Changes in fair value subsequent to acquisition are recorded in the Consolidated Statement of Income. Adjusted earnings exclude the gains and losses on contingent consideration in excess of the acquisition date fair value. While integration charges related to this acquisition were incurred for both Canada and the U.S., the majority of the charges relate to integration initiatives undertaken for U.S. Personal and Commercial Banking.
12	As a result of the acquisition of the credit card portfolio of MBNA Canada, as well as certain other assets and liabilities, the Bank incurred integration charges and direct transaction costs. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication, rebranding and certain charges against revenues related to promotional-rate card origination activities), integration-related travel costs, employee severance costs, the cost of amending certain executive employment and award agreements, contract termination fees, and the write-down of long lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting the business combination and consist primarily of finders’ fees, advisory fees and legal fees. Integration charges related to this acquisition were incurred by Canadian Personal and Commercial Banking.
13	As a result of certain adverse judgments in the U.S. during the first quarter of 2012, as well as a settlement reached following the quarter, the Bank took prudent steps to reassess its litigation reserve. Having considered these factors as well as other related or analogous litigation cases, the Bank determined in accordance with applicable accounting standards, this litigation provision of $285 million ($171 million after tax) was required.
14	Excluding the impact related to the MBNA credit card and other consumer loan portfolios (which is recorded to the Canadian Personal and Commercial Banking segment results), “Adjustments to allowance for incurred but not identified credit losses”, formerly known as “General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking” decreased by $41 million (net of tax, $31 million), all of which are attributable to the Wholesale Banking and non-MBNA related Canadian Personal and Commercial Banking loan portfolios.

TABLE 4: RECONCILIATION OF REPORTED EARNINGS PER SHARE (EPS) TO ADJUSTED EPS[1]
(Canadian dollars)	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
	2012	2011	2011
Basic earnings per share – reported	$1.56	$1.70	$1.69
Adjustments for items of note[2]	0.31	0.07	0.06
Basic earnings per share – adjusted	$1.87	$1.77	$1.75

Diluted earnings per share – reported	$1.55	$1.68	$1.67
Adjustments for items of note[2]	0.31	0.07	0.06
Diluted earnings per share – adjusted	$1.86	$1.75	$1.73
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanation of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported net income” table in the “How We Performed” section of this document.

TABLE 5: AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES[1]
(millions of Canadian dollars)	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
	2012	2011	2011
Canada Trust	$–	$42	$42
TD Bank, N.A.	33	32	36
TD Ameritrade (included in equity in net income of an investment in associate)	15	13	17
Other	41	49	35
Amortization of intangibles, net of income taxes	$89	$136	$130
1	Amortization of intangibles is included in the Corporate segment.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 8

Economic Profit and Return on Common Equity

Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments now reflect a return on common equity methodology and not return on invested capital which was reported previously. These changes have been applied prospectively.

The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average common equity. The rate used in the charge for average common equity is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s common equity. The Bank’s goal is to achieve positive and growing economic profit.

Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity. ROE is another measure of the economic profit measure that is useful in comparison to the equity cost of capital. Both ROE and the equity cost of capital are percentage rates, while economic profit is a dollar measure. When ROE exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROE that exceeds the equity cost of capital.

Economic profit and adjusted ROE are non-GAAP financial measures as these are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6: ECONOMIC PROFIT AND RETURN ON COMMON EQUITY
(millions of Canadian dollars)	For the three months ended
	Return on	Return on	Return on
	common equity	invested capital	invested capital
	Jan. 31	Oct. 31	Jan. 31
	2012	2011	2011
Average common equity	$39,999	$38,131	$34,542
Average cumulative goodwill and intangible assets amortized, net of income taxes	N/A	5,435	5,180
Average common equity/Average invested capital	$39,999	$43,566	$39,722
Rate charged for average common equity/Average invested capital	9.0%	9.0%	9.0%
Charge for average common equity/Average invested capital	$905	$988	$901
Net income available to common shareholders – reported	$1,403	$1,515	$1,487
Items of note impacting income, net of income taxes[1]	284	67	55
Net income available to common shareholders – adjusted	$1,687	$1,582	$1,542
Economic profit[2]	$782	$594	$641
Return on common equity – adjusted/Return on invested capital[2]	16.8%	14.4%	15.4%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported net income” table in the “How We Performed” section of this document.
2	Economic profit is calculated based on average common equity on a prospective basis. Prior to the first quarter of 2012, economic profit was calculated based on average invested capital. Had this change been done on a retroactive basis, economic profit for the Bank, calculated based on average common equity, would have been $717 million for the fourth quarter of 2011, and $758 million for the first quarter of 2011.

Significant Events in 2012

Acquisition of Credit Card Portfolio of MBNA Canada

On December 1, 2011, the Bank acquired substantially all of the credit card portfolio of MBNA Canada, a wholly-owned subsidiary of Bank of America Corporation, as well as certain other assets and liabilities for cash consideration of $6,839 million. The acquisition was accounted for by the purchase method. The results of the acquisition from the acquisition date to January 31, 2012 have been consolidated with the Bank’s results and are reported primarily in the Canadian Personal and Commercial Banking and Wealth and Insurance segments. As at December 1, 2011, the acquisition contributed $7,361 million of loans, $272 million of other assets, and $1,336 million of liabilities. The estimated fair value of loans reflects the expected credit losses at the acquisition date. The excess of consideration over the fair value of the acquired net assets of approximately $542 million has been allocated to $422 million of intangible assets and $120 million of goodwill. The purchase price allocation is subject to refinement as the Bank completes the valuation of the assets acquired and liabilities assumed.

U.S. Legislative Developments

On July 21, 2010 the President of the United States signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act” or “the Act”) that provides for widespread changes to the U.S. financial industry. At over 2,300 pages in length, the Dodd-Frank Act will ultimately affect every financial institution operating in the United States, including the Bank, and, due to certain extraterritorial aspects of the Act, may impact the Bank’s operations outside the United States, including in Canada. The Dodd-Frank Act makes significant changes in areas such as banking and bank supervision, the resolution of, and enhanced prudential standards applicable to, systemically important financial companies, proprietary trading and certain fund investments, consumer protection, securities, over-the-counter derivatives, and executive compensation, among others. The Dodd-Frank Act also calls for the issuance of over 240 regulatory rulemakings as well as numerous studies and on-going reports as part of its implementation. Accordingly, while the Act will have an effect on the business of the Bank, especially its business operations in the United States, the full impact on the Bank will not be known until such time as the implementing regulations are fully released and finalized.

On November 10, 2011, the Department of the Treasury, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation and the Securities and Exchange Commission jointly released a proposed rule implementing Section 619 of the Dodd-Frank Act (the “Volcker Rule”). The Commodity Futures Trading Commission issued a substantially similar proposal on January 13, 2012. The Bank is in the process of analyzing and planning for the implementation of the proposed Volcker Rule. The Volcker Rule broadly prohibits proprietary trading and places limitations on other permitted trading activities, limits investments in and the sponsorship of hedge and private equity funds and requires robust compliance and reporting regimes surrounding permitted activities. The Volcker Rule is also expected to have an effect on certain of the funds the Bank sponsors and advises in its asset management business as well as private equity investments it currently holds. Under the current proposal, the provisions of the Volcker Rule are applicable to banking entities, including non-U.S. banks such as the Bank which control insured depository institutions in the United States or are treated as bank holding companies by virtue of maintaining a branch or agency in the U.S. The proposed Volcker Rule applies to affiliates or subsidiaries of the Bank: the terms “affiliate” and “subsidiary” are defined by the rule to include those entities controlled by or under common control with the Bank. As currently proposed, the Volcker Rule requires the implementation of a comprehensive compliance program and monitoring of certain quantitative risk metrics as well as compliance monitoring and reporting programs in place by July 2012; and bank entities must conform existing activities by July 2014. While the Volcker Rule is expected to have an adverse effect on certain of the Bank’s businesses, the extent of the impact will not be known until such time as the current proposal is finalized. At the current time, the impact is not expected to be material to the Bank.

The Durbin Amendment contained in the Dodd-Frank Act authorizes the Federal Reserve Board (FRB) to issue regulations that set interchange fees which are “reasonable and proportional” to the costs of processing such transactions. In June 2011, the FRB issued final rules limiting debit card interchange fees with a required implementation date of October 1, 2011 and capped the fee at 21 cents per transaction plus small amounts to cover fraud related expenses. The Durbin amendment is expected to impact gross revenue by approximately US$50-60 million pre-tax per quarter.

For more detail on the impact of the Durbin Amendment, see the U.S. Personal and Commercial Banking segment disclosure in the “How Our Businesses Performed” section of this document. The Bank continues to monitor closely these and other legislative developments and will analyze the impact such regulatory and legislative changes may have on its businesses.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 9

FINANCIAL RESULTS OVERVIEW

Performance Summary

Outlined below is an overview of the Bank’s performance on an adjusted basis for the first quarter of 2012 against the financial performance indicators included in the 2011 Annual Report. Shareholder performance indicators help guide and benchmark the Bank’s accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which excludes items of note from the reported results that are prepared in accordance with IFRS. Reported and adjusted results and items of note are explained in the “How the Bank Reports” section.

•	Adjusted diluted earnings per share for the three months ended January 31, 2012 increased 8% from the same period last year, reflecting strong retail earnings performance. The Bank’s goal is to achieve 7 – 10% adjusted earnings per share growth over the medium term.
•	Adjusted return on risk-weighted assets (RWA) for the three months ended January 31, 2012 was 2.90%.
•	For the twelve months ended January 31, 2012, the total shareholder return was 7.0% which was above the Canadian peer average of 1.7%.

Impact of Foreign Exchange Rate on U.S. Personal and Commercial Banking and TD Ameritrade Translated Earnings

U.S. Personal and Commercial Banking earnings and the Bank’s share of earnings from TD Ameritrade are impacted by fluctuations in the U.S. dollar – Canadian dollar exchange rate.

Depreciation of the Canadian dollar had a favourable impact on consolidated earnings for the three months ended January 31, 2012, compared with the same period last year, as shown in the table below.

TABLE 7: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. PERSONAL AND COMMERCIAL BANKING AND TD AMERITRADE TRANSLATED EARNINGS
(millions of Canadian dollars, except as noted)	For the three months ended
Jan. 31, 2012 vs.
Jan. 31, 2011
U.S. Personal and Commercial Banking
Increased total revenue – reported	$27
Increased total revenue – adjusted	27
Increased non-interest expenses – reported	21
Increased non-interest expenses – adjusted	16
Increased net income – reported, after tax	3
Increased net income – adjusted, after tax	6

TD Ameritrade
Increase in share of earnings, after tax	$1
Increase in basic earnings per share – reported	$–
Increase in basic earnings per share – adjusted	$0.01

Economic Summary and Outlook

Ongoing European debt problems continue to be the predominant issue faced by the global economy. While financial conditions in Europe have improved since late last year, owing in large part to measures taken by the European Central Bank (ECB) to inject liquidity into the banking system, the region is still likely headed for recession. The probability of a Greek default and possible spillover effects into the broader European financial system remain elevated, despite some recent positive developments regarding negotiations with Greece’s private debt holders and new austerity measures. All said, uncertainty remains a key theme for the global outlook. For Canada, while there has been relatively little impact through direct trade channels, the clouded outlook has weighed on consumer and business confidence. This is evidenced by the sluggish pace of job creation in recent months. An average of just 2,800 net jobs have been added on a monthly basis since last August. Meanwhile, domestic demand has remained modest. Although real GDP growth in the third quarter (the latest data point available) was fairly strong at 3.5% on an annualized basis, it only offsets the mild contraction in the prior quarter. Moreover it is unlikely to be repeated in the near-term. Preliminary data for the fourth quarter point to a deceleration to about 2.0-2.5%.

Looking ahead, growth is likely to remain modest in 2012. Europe is expected to slowly work its way through its debt crisis, which combined with a high Canadian dollar will likely hold back export gains. The U.S. economy has been faring better than expected in recent months, but structural challenges continue to hold back the recovery. Domestically, households are facing soft wage and job gains ahead, but low interest rates should continue to spur borrowing and consumer spending. Households will continue to drive overall growth as businesses pull back and governments shift to fiscal restraint in the upcoming budget season. In sum, TD Economics expects growth to average a decent 2.0% pace on a quarterly annualized basis for the first half of the year. With the U.S. Federal Reserve now committed to holding interest rates until 2014, the Bank of Canada will be limited in its ability to raise rates here in Canada. We anticipate the Bank to remain on hold until the second quarter of 2013 and bring the Overnight Rate to 2.00% by the end of next year.

Net Income

Quarterly comparison – Q1 2012 vs. Q1 2011

Reported net income for the quarter was $1,478 million, a decrease of $84 million, or 5%, compared with the first quarter last year. Adjusted net income for the quarter was $1,762 million, an increase of $145 million, or 9%. The increase in adjusted net income was due to higher earnings in all retail segments and a higher contribution from the Corporate segment, partially offset by lower earnings in Wholesale Banking. Canadian Personal and Commercial Banking net income increased primarily due to good volume growth, partially offset by higher expenses and a decline in margin on average earning assets. Wealth and Insurance net income increased primarily due to higher fee-based revenue driven by asset growth in the Wealth business and premium growth and better claims management in the Insurance business, partially offset by the net cost of a severe weather-related event and lower trading volumes in the direct investing business. U.S. Personal and Commercial Banking net income increased due to strong organic volume growth, partially offset by the impact of the Durbin Amendment. The higher contribution from the Corporate segment resulted from items that include a favourable tax item and lower net corporate expenses. Wholesale Banking net income decreased largely due to lower investment portfolio gains.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 10

Quarterly comparison – Q1 2012 vs. Q4 2011

Reported net income for the quarter decreased $111 million, or 7%, compared with the prior quarter. Adjusted net income for the quarter increased $106 million, or 6%, compared with the prior quarter. The increase in adjusted net income was due to higher earnings in all retail segments and a higher contribution from the Corporate segment, partially offset by lower earnings in Wholesale Banking. Canadian Personal and Commercial Banking net income increased primarily due to solid volume growth and lower expenses. U.S. Personal and Commercial Banking net income increased primarily due to lower expenses. The higher contribution from the Corporate segment was mainly due to favourable tax items, lower net corporate expenses and a loss relating to the divestiture of Symcor’s U.S. business reported last quarter. Wholesale Banking net income decreased due to significantly lower investment portfolio gains and moderated equity and currency trading, partially offset by higher fixed income and credit trading and investment banking fees.

Net Interest Income

Quarterly comparison – Q1 2012 vs. Q1 2011

Reported net interest income for the quarter was $3,687 million, an increase of $331 million, or 10%, compared with the first quarter last year. Adjusted net interest income for the quarter was $3,701 million, an increase of $345 million, or 10%, compared with the first quarter last year. The increase in adjusted net interest income was driven by increases across all segments. Canadian Personal and Commercial Banking net interest income increased due to good volume growth and the acquisition of MBNA Canada’s credit card portfolio, partially offset by a decline in margin on average earning assets. U.S. Personal and Commercial Banking net interest income increased due to strong loan and deposit growth and the acquisition of Chrysler Financial, partially offset by a lower margin on average earning assets primarily due to an update to the timing of cash flows on certain debt securities that are classified as loans in the first quarter last year. Wholesale Banking net interest income increased mainly due to higher trading-related net interest income. Wealth and Insurance net interest income increased primarily due to higher average client balances in the Wealth business.

Quarterly comparison – Q1 2012 vs. Q4 2011

Reported net interest income for the quarter increased $155 million, or 4%, compared with the prior quarter. Adjusted net interest income for the quarter increased $169 million, or 5%, compared with the prior quarter. The increase was driven by increases across most segments. Canadian Personal and Commercial Banking net interest income increased primarily due to the acquisition of MBNA Canada’s credit card portfolio and solid volume growth. U.S. Personal and Commercial Banking net interest income increased due to loan and deposit growth. Wealth and Insurance net interest income increased primarily due to higher average client balances in the Wealth business.

Non-Interest Income

Quarterly comparison – Q1 2012 vs. Q1 2011

Reported non-interest income for the quarter was $1,955 million, a decrease of $148 million, or 7%, compared with the first quarter last year. Adjusted non-interest income for the quarter was $2,009 million, a decrease of $7 million, compared with the first quarter last year. The decrease in adjusted non-interest income was primarily driven by a decrease in Wholesale Banking, partially offset by increases in most retail segments. Wholesale Banking non-interest income decreased primarily due to lower trading-related revenue and investment portfolio gains. Canadian Personal and Commercial Banking non-interest income increased primarily due to higher transaction volumes, repricing and the acquisition of MBNA Canada’s credit card portfolio. U.S. Personal and Commercial Banking non-interest income increased primarily due to the acquisition of Chrysler Financial and strong core fee income growth, partially offset by the impact of the Durbin Amendment.

Quarterly comparison – Q1 2012 vs. Q4 2011

Reported non-interest income for the quarter decreased $176 million, or 8%, compared with the prior quarter. Adjusted non-interest income decreased $85 million, or 4%, compared with the prior quarter. The decrease in adjusted non-interest income was due to decreases in most segments, partially offset by an increase in Canadian Personal and Commercial Banking. Wholesale Banking non-interest income decreased primarily due to lower investment portfolio gains. Wealth and Insurance non-interest income decreased primarily due to the net cost of a severe weather-related event. Canadian Personal and Commercial Banking non-interest income increased largely due to the acquisition of MBNA Canada’s credit card portfolio.

Provision for Credit Losses

Quarterly comparison – Q1 2012 vs. Q1 2011

Reported PCL for the quarter was $404 million, a decrease of $17 million or 4%, compared to the first quarter last year. Adjusted PCL for the quarter was $445 million, an increase of $24 million, or 6%, compared with the first quarter last year. The increase in adjusted PCL was due to the acquisitions of MBNA Canada’s credit card portfolio and Chrysler Financial, partially offset by lower organic PCL in Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking.

Quarterly comparison – Q1 2012 vs. Q4 2011

Reported PCL for the quarter increased $64 million, or 19%, compared with the prior quarter. Adjusted PCL increased $105 million or 31%, compared with the prior quarter. The increase in adjusted PCL was primarily due to the acquisition of MBNA Canada’s credit card portfolio in Canadian Personal and Commercial Banking and higher provisions on the acquired credit-impaired loans in U.S. Personal and Commercial Banking.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 11

TABLE 8: PROVISION FOR CREDIT LOSSES

(millions of Canadian dollars)	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
	2012	2011	2011
Provision for credit losses – counterparty-specific and individually insignificant
Provision for credit losses (net of reversals) – counterparty-specific	$128	$93	$139
Provision for credit losses (net of reversals) – individually insignificant	328	296	302
Recoveries	(35)	(40)	(34)
Total provision for credit losses for counterparty-specific and individually insignificant	421	349	407
Provision for credit losses – incurred but not identified
Canadian Personal and Commercial Banking and Wholesale Banking	33	–	–
U.S. Personal and Commercial Banking	(50)	(9)	13
Other	–	–	1
Total provision for credit losses – incurred but not identified	(17)	(9)	14
Provision for credit losses	$404	$340	$421

Non-Interest Expenses and Efficiency Ratio

Quarterly comparison – Q1 2012 vs. Q1 2011

Reported non-interest expenses for the quarter were $3,549 million, an increase of $359 million, or 11%, compared with the first quarter last year. Adjusted non-interest expenses were $3,158 million, an increase of $134 million, or 4%, compared with the first quarter last year due to the acquisitions of MBNA Canada’s credit card portfolio and Chrysler Financial. The increase in adjusted non-interest expenses was driven by increases in most segments, partially offset by a decrease in Wealth and Insurance. U.S. Personal and Commercial Banking expenses increased due to the acquisition of Chrysler Financial and investments in the core franchise. Canadian Personal and Commercial Banking expenses increased due to the acquisition of MBNA Canada’s credit card portfolio, higher employee-related costs and continued investment in the business. Wealth and Insurance expenses decreased primarily due to non-recurring project expenses incurred in the Wealth business in the prior year and proactive expense management.

The Bank’s reported efficiency ratio worsened to 62.9%, compared with 58.4% in the first quarter last year. The Bank’s adjusted efficiency ratio was 55.3%, compared with 56.3% in the first quarter last year.

Quarterly comparison – Q1 2012 vs. Q4 2011

Reported non-interest expenses for the quarter increased $61 million, or 2%, compared with the prior quarter. Adjusted non-interest expenses decreased $186 million, or 6%, compared with the prior quarter. The decrease in adjusted non-interest expenses was driven by lower expenses in all retail segments, partially offset by higher expenses in Wholesale Banking. U.S. Personal and Commercial Banking expenses decreased primarily due to elevated fourth quarter expenses and expense control. Canadian Personal and Commercial Banking expenses decreased primarily due to the timing of business investment, marketing initiatives and employee-related costs in the prior quarter, partially offset by the addition of MBNA Canada’s credit card portfolio. Wealth and Insurance expenses decreased primarily due to lower project-related expenses and lower employee-related costs in the Wealth business. Wholesale Banking expenses increased primarily due to higher variable compensation, partially offset by lower operating expenses.

The reported efficiency ratio worsened to 62. 9%, compared with 61.6% in the prior quarter. The adjusted efficiency ratio was 55.3%, compared with 59.4% in the prior quarter.

Income Taxes

As discussed in the “How the Bank Reports” section, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.

The Bank’s reported effective tax rate was 16.1% for the first quarter, compared with 18.6% in the same quarter last year and 16.9% in the prior quarter. The quarter-over-quarter decrease was largely due to the reduction in the Canadian statutory corporate tax rate in the current year.

TABLE 9: TAXES
(millions of Canadian dollars, except as noted)	For the three months ended
	Jan. 31, 2012		Oct. 31, 2011		Jan. 31, 2011
Income taxes at Canadian statutory income tax rate	$444	26.3%	$518	28.1%	$519	28.1%
Increase (decrease) resulting from:
Dividends received	(48)	(2.8)	(65)	(3.5)	(66)	(3.6)
Rate differentials on international operations	(141)	(8.4)	(152)	(8.3)	(124)	(6.7)
Other	17	1.0	9	0.6	14	0.8
Provision for income taxes and effective income tax rate – reported	$272	16.1%	$310	16.9%	$343	18.6%

The Bank’s adjusted effective tax rate was 20.0% for the quarter, consistent with 19.9% in the same quarter last year and higher than 18.7% in the prior quarter.

TABLE 10: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF REPORTED TO ADJUSTED PROVISION FOR INCOME TAXES
(millions of Canadian dollars, except as noted)		For the three months ended
	Jan. 31	Oct. 31	Jan. 31
	2012	2011	2011
Provision for income taxes – reported	$272	$310	$343
Adjustments for items of note: Recovery of (provision for) income taxes[1,2]
Amortization of intangibles	25	41	43
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	8	(4)	(18)
Integration charges and direct transaction costs relating to U.S. Personal and Commercial Banking acquisitions	2	10	13
Fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	1	(6)	3
Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler Financial acquisition	1	12	–
Integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada	8	–	–
Litigation reserve	114	–	–
Adjustments to allowance for incurred but not identified credit losses	(10)	–	–
Total adjustments for items of note	149	53	41
Provision for income taxes – adjusted	$421	$363	$384
Effective income tax rate – adjusted[3]	20.0%	18.7%	19.9%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 12

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, Wealth and Insurance, U.S. Personal and Commercial Banking, and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. Effective December 1, 2011, results of the acquisition of the MBNA Canada credit card portfolio are reported in the Canadian Personal and Commercial Banking and Wealth and Insurance segments. The results of Chrysler Financial in Canada are reported in Canadian Personal and Commercial Banking. The results of Chrysler Financial in the U.S. are reported in U.S. Personal and Commercial Banking. Integration charges and direct transaction costs related to the acquisition of Chrysler Financial are reported in the Corporate segment.

Executive responsibilities for the TD Insurance business were moved from Group Head, Canadian Banking, Auto Finance, and Credit Cards to the Group Head, Wealth and Insurance and Corporate Shared Services. In this document, the Bank has updated the corresponding segment reporting results retroactively for 2011.

Effective November 1, 2011, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments now reflect a return on common equity methodology and not return on invested capital which was reported previously. These changes have been applied prospectively.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Amortization of intangible expenses is included in the Corporate segment. Accordingly, net income for the operating business segments is presented before amortization of intangibles, as well as any other items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section, the “Business Focus” section in the 2011 MD&A, and Note 27 to the 2011 Consolidated Financial Statements. For information concerning the Bank’s measures of economic profit and adjusted return on common equity, which are non-GAAP financial measures, see the “How We Performed” section of this document.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the quarter was $70 million, compared with $87 million in the first quarter last year, and $94 million in the prior quarter.

The Bank continues to securitize retail loans and receivables, however under IFRS, these loans and receivables remain on-balance sheet and the related interest is recognized over the life of the loan.

TABLE 11: CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except as noted)	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
	2012	2011	2011
Net interest income	$1,930	$1,840	$1,787
Non-interest income	640	621	566
Total revenue – reported	2,570	2,461	2,353
Total revenue – adjusted	2,584	2,461	2,353
Provision for credit losses	283	212	215
Non-interest expenses – reported	1,160	1,193	1,060
Non-interest expenses – adjusted	1,142	1,193	1,060
Net income - reported	826	754	769
Adjustments for items of note, net of income taxes[1]
Integration charges and direct transaction costs relating to the acquisition of the credit
card portfolio of MBNA Canada	24	–	–
Net income - adjusted	$850	$754	$769
Selected volumes and ratios
Return on common equity – reported[2]	43.7%	36.0%	37.2%
Return on common equity – adjusted	44.9%	36.0%	37.2%
Margin on average earning assets (including securitized assets) – reported	2.77%	2.71%	2.81%
Margin on average earning assets (including securitized assets) – adjusted	2.79%	2.71%	2.81%
Efficiency ratio – reported	45.1%	48.4%	45.0%
Efficiency ratio – adjusted	44.2%	48.4%	45.0%
Number of Canadian retail stores	1,150	1,150	1,129
Average number of full-time equivalent staff	30,696	30,065	29,540
1	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments will now be return on common equity rather than return on invested capital. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.

Quarterly comparison – Q1 2012 vs. Q1 2011

Canadian Personal and Commercial Banking reported net income for the quarter was $826 million, an increase of $57 million, or 7%, compared with the first quarter last year. Adjusted net income was a record $850 million, an increase of $81 million, or 11%, compared with the first quarter last year. The reported annualized return on common equity for the quarter was 43.7%, while the adjusted annualized return on common equity was 44.9%. The difference between reported and adjusted results for Canadian Personal and Commercial Banking is due to integration charges and direct transaction costs related to the acquisition of the MBNA Canada credit card portfolio.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 13

Canadian Personal and Commercial Banking revenue is derived from personal banking, auto lending, credit cards, and business banking. Reported revenue for the quarter was $2,570 million, an increase of $217 million, or 9%, while adjusted revenue was a record $2,584 million, an increase of $231 million, or 10%, compared with the first quarter last year. MBNA contributed 5% to both reported and adjusted revenue. Net interest income growth was driven by the inclusion of MBNA, and strong volume growth, partially offset by a decline in margin on average earning assets. The business generated good, but slower, personal lending volume growth, and strong business lending volume growth. Compared with the first quarter last year, average real estate secured lending volume increased $13.9 billion, or 7%. Auto lending average volume increased $2.1 billion, or 19%. All other personal lending average volumes, excluding MBNA, were relatively flat. Business loans and acceptances average volume increased $4.6 billion, or 14%. Average personal deposit volume increased $5.3 billion, or 4%, while average business deposit volume increased $7.3 billion, or 12%. Excluding the impact of MBNA, margin on average earning assets decreased 14 bps to 2.67%. The decrease was primarily due to the impact of a low interest rate environment, portfolio mix, and competitive pricing pressure. Non-interest income increased 13%, driven by higher transaction volumes, repricing, and MBNA.

PCL for the quarter was $283 million, an increase of $68 million, or 32%, compared with the first quarter last year, due entirely to MBNA. Personal banking PCL was $262 million, or $189 million excluding MBNA, a decrease of $18 million, or 9%, due to better credit performance and enhanced collection strategies. Business banking PCL was $21 million, an increase of $13 million, primarily due to net provisions in the current quarter compared with net recoveries in the same quarter last year. Credit quality remained steady as annualized PCL as a percentage of credit volume was 0.39%, or 0.30% excluding MBNA, a decrease of 3 bps, compared with the first quarter last year. Net impaired loans were $950 million, an increase of $54 million, or 6%, over the first quarter last year. Net impaired loans as a percentage of total loans were 0.33%, compared with 0.35% as at January 31, 2011.

Reported non-interest expenses for the quarter were $1,160 million, an increase of $100 million, or 9%, compared with the first quarter last year. Adjusted non-interest expenses for the quarter were $1,142 million, an increase of $82 million, or 8%, compared with the first quarter last year. Excluding MBNA, expenses increased $32 million, or 3%, compared with the first quarter last year. The increase was driven by higher employee related costs, and continued investment in business initiatives.

The average full-time equivalent (FTE) staffing levels increased by 1,156 or 4%, compared with the first quarter last year, primarily due to MBNA and Chrysler Financial. The reported efficiency ratio for the quarter was 45.1%, while the adjusted efficiency ratio was a record 44.2%, compared with 45.0% in the first quarter last year.

Quarterly comparison – Q1 2012 vs. Q4 2011

Canadian Personal and Commercial Banking reported net income for the quarter increased $72 million, or 10%, compared with the prior quarter. Adjusted net income for the quarter increased $96 million, or 13%, compared with the prior quarter.

Reported revenue for the quarter increased $109 million, or 4%, while adjusted revenue increased $123 million, or 5%, compared with the prior quarter due to MBNA. Solid volume growth across most products was offset by a lower margin on average earning assets. Excluding the impact of MBNA, margin on average earning assets decreased 4 bps to 2.67%, primarily due to lower deposit margins, and portfolio mix. Compared with the prior quarter, average real estate secured lending volume increased $2.7 billion. All other personal lending average volumes, excluding MBNA, were relatively flat. Business loans and acceptances average volume increased $1.2 billion, or 3%. Average personal deposit volume increased $4.0 billion, or 3%, while average business deposit volume increased $2.4 billion, or 4%.

PCL for the quarter increased $71 million, or 33% due to the MBNA acquisition. Credit quality remains steady as personal banking PCL, excluding MBNA, decreased $7 million, or 4%. Including MBNA, personal banking PCL increased $66 million, or 34%, while business banking PCL increased $5 million, or 31%. Net impaired loans increased $58 million, or 7%, compared with the prior quarter. Net impaired loans as a percentage of total loans were 0.33%, compared with 0.32% as at October 31, 2011.

Reported non-interest expenses for the quarter decreased $33 million, or 3%, while adjusted non-interest expenses decreased $51 million, or 4%, compared with the prior quarter. Excluding MBNA, expenses decreased $101 million, or 8%, compared with the prior quarter. The decrease was primarily due to the timing of business investment, marketing initiatives, and employee related costs in the prior quarter.

Average FTE staffing levels increased 631 largely due to MBNA. The reported efficiency ratio for the current quarter improved to 45.1%, while the adjusted efficiency ratio was 44.2%, compared with 48.4% in the prior quarter.

Business Outlook

Our leadership position in branch hours, strong market position across all products, and consistent investments in the business will continue to be a competitive advantage. However, we expect the operating environment to remain challenging with continued modest declines in margins and slowing personal loan growth, partially offset by good deposit growth. We forecast credit losses to remain relatively steady. We will continue to manage expenses prudently and expect to generate positive adjusted operating leverage for the year.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 14

TABLE 12: WEALTH AND INSURANCE[1]
(millions of Canadian dollars, except as noted)	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
	2012	2011	2011
Net interest income	$144	$136	$133
Insurance revenue, net of claims and related expenses[2]	281	308	309
Income from financial instruments designated at fair value through profit or loss	10	9	(27)
Non-interest income – other	564	586	577
Total revenue	999	1,039	992
Non-interest expenses	639	669	659
Net income	294	289	258
Wealth	144	139	130
Insurance	150	150	128
TD Ameritrade	55	54	48
Total Wealth and Insurance	$349	$343	$306
Selected volumes and ratios
Assets under administration – Wealth (billions of Canadian dollars)	$250	$241	$242
Assets under management – Wealth (billions of Canadian dollars)	196	189	186
Gross originated insurance premiums	763	873	713
Return on common equity[3]	21.4%	25.9%	22.8%
Efficiency ratio	64.0%	64.4%	66.4%
Average number of full-time equivalent staff	11,898	11,831	12,009
1	Effective the first quarter of 2012, the Insurance business was transferred from Canadian Personal and Commercial Banking to Wealth and Insurance (formerly called Wealth Management). The prior period results have been restated accordingly.
2	Insurance revenue, net of claims and related expenses is included in the non-interest income line on the Bank’s Consolidated Income Statement. For the three months ended January 31, 2012, the claims and related expenses were $579 million (three months ended: October 31, 2011– $580 million; January 31, 2011 – $500 million).
3	Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments will now be return on common equity rather than return on invested capital. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.

Quarterly comparison – Q1 2012 vs. Q1 2011

Wealth and Insurance net income for the quarter was $349 million, an increase of $43 million, or 14%, compared with the first quarter last year. Wealth and Insurance net income excluding TD Ameritrade, was $294 million, an increase of $36 million, or 14%. The Bank’s reported investment in TD Ameritrade generated net income for the quarter of $55 million, an increase of $7 million, or 15%, compared with the first quarter last year, mainly due to higher TD Ameritrade earnings and a weaker Canadian dollar in the current quarter, partially offset by lower economic ownership resulting from share sales in the prior year. For its first quarter ended December 31, 2011, TD Ameritrade reported net income of US$152 million, an increase of US$7 million, or 5%, compared with the first quarter last year. Wealth and Insurance’s annualized return on common equity for the quarter was 21.4%.

Wealth and Insurance revenue is derived from direct investing, advice-based businesses, asset management services, life & health insurance, and general insurance. Wealth and Insurance revenue for the quarter was $999 million, an increase of $7 million, or 1%, compared to the first quarter last year. The increase was primarily due to higher fee-based revenue growth driven by increased assets under administration and assets under management in the Wealth business and good premium growth, better claims management, and MBNA revenues in the Insurance business. The increases were partially offset by lower trading volumes in the Wealth direct investing businesses and the impact of a severe weather-related event.

Non-interest expenses for the quarter were $639 million, a decrease of $20 million, or 3%, compared with the first quarter last year. This was due to non-recurring project expenses experienced in the first quarter of 2011 in the Wealth business and proactive expense management.

Assets under administration of $250 billion as at January 31, 2012, increased by $8 billion, or 3%, from January 31, 2011. Assets under management of $196 billion as at January 31, 2012 increased by $10 billion, or 5%, from January 31, 2011. These increases were primarily driven by net new client assets.

Gross originated insurance premiums of $763 million, increased $50 million, or 7%, compared with the first quarter last year.

The efficiency ratio for the current quarter improved to 64.0%, compared with 66.4% in the first quarter last year.

The average FTE staffing levels decreased by 111, compared with the first quarter last year primarily due to decline in the direct investing business mainly from lower trading volumes.

Quarterly comparison – Q1 2012 vs. Q4 2011

Wealth and Insurance net income for the quarter increased by $6 million, or 2%, compared with the prior quarter. The Bank’s reported investment in TD Ameritrade reflected an increase in net income of $1 million, or 2%, compared with the prior quarter. Lower earnings at TD Ameritrade were more than offset by higher economic ownership and a weaker Canadian dollar. For its first quarter ended December 31, 2011, TD Ameritrade reported net income decreased US$12 million, or 7%, compared with the prior quarter driven by lower trading revenues.

Revenue for the quarter decreased $40 million, or 4% compared with the prior quarter, primarily due to higher insurance claims costs associated with the winter season, the net cost of a severe weather related event and lower trading volumes in the Wealth direct investing businesses.

Non-interest expenses decreased $30 million or 4% compared to the prior quarter, primarily due to lower project-related expenses and lower employee related costs in the Wealth business.

Assets under administration of $250 billion as at January 31, 2012 increased $9 billion, or 4%, from October 31, 2011. Assets under management of $196 billion as at January 31, 2012 increased $7 billion, or 4%, from October 31, 2011. These increases were driven by net new client assets and market appreciation.

Gross originated insurance premiums decreased $110 million, or 13%, compared with the prior quarter. The decrease is due to seasonality of policy renewals.

The efficiency ratio for the current quarter improved to 64.0%, compared with 64.4% in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 15

The average FTE staffing levels increased by 67, compared with the prior quarter, primarily resulting from business growth in the Wealth businesses.

Business Outlook

The economic uncertainty experienced in the latter part of 2011 and into the first quarter of 2012 has put pressure on trading volumes in Wealth. With strong business fundamentals coupled with our proactive cost management focus, we expect good growth in Wealth and Insurance this year.

TD AMERITRADE HOLDING CORPORATION

Refer to Note 9 to the Interim Consolidated Financial Statements for further information on TD Ameritrade.

TABLE 13: U.S. PERSONAL AND COMMERCIAL BANKING
(millions of dollars, except as noted)				For the three months ended
	Canadian dollars			U.S. dollars
	Jan. 31	Oct. 31	Jan. 31	Jan. 31	Oct. 31	Jan. 31
	2012	2011	2011	2012	2011	2011
Net interest income	$ 1,157	$ 1,124	$ 1,102	$1,134	$ 1,123	$ 1,098
Non-interest income	338	339	300	331	335	300
Total revenue	1,495	1,463	1,402	1,465	1,458	1,398
Provision for credit losses – loans	113	143	141	111	143	141
Provision for credit losses – debt securities classified as loans	3	3	66	3	3	66
Provision for credit losses – acquired credit-impaired loans[1]	42	(16)	–	41	(16)	–
Provision for credit losses – total	158	130	207	155	130	207
Non-interest expenses – reported	1,185	980	843	1,166	978	839
Non-interest expenses – adjusted	889	970	806	870	968	802
Net income – reported	172	295	302	165	292	301
Adjustments for items of note[2]
Integration charges and direct transaction costs relating to U.S. Personal and Commercial Banking acquisitions	9	(1)	24	9	(1)	24
Litigation reserve	171	–	–	171	–	–
Net income – adjusted	$352	$294	$326	$345	$291	$325
Selected volumes and ratios
Return on common equity – reported[3]	3.9%	7.2%	7.2%	3.9%	7.2%	7.2%
Return on common equity – adjusted[3]	7.9%	7.2%	7.8%	7.9%	7.2%	7.8%
Margin on average earning assets (TEB)[4]	3.61%	3.60%	3.85%	3.61%	3.60%	3.85%
Efficiency ratio – reported	79.3%	67.0%	60.1%	79.3%	67.0%	60.1%
Efficiency ratio – adjusted	59.5%	66.3%	57.5%	59.5%	66.3%	57.5%
Number of U.S. retail stores	1,284	1,281	1,280	1,284	1,281	1,280
Average number of full-time equivalent staff	25,092	25,387	22,882	25,092	25,387	22,882
1	Includes all FDIC covered loans and other acquired credit-impaired loans.
2	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
3	Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments will now be return on common equity rather than return on invested capital. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.
4	Average deposits and margin on average earning assets exclude the impact related to the TD Ameritrade insured deposit accounts (IDA).

Quarterly comparison – Q1 2012 vs. Q1 2011

U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the quarter was $172 million on a reported basis, a decrease of $130 million, or 43%, and $352 million on an adjusted basis, an increase of $26 million, or 8%, compared with the first quarter last year. In U.S. dollar terms, net income for the quarter was US$165 million on a reported basis, a decrease of US$136 million, or 45%, and US$345 million on an adjusted basis, an increase of US$20 million, or 6%, compared with the first quarter last year. The increase was primarily due to strong organic volume growth, offset partially by the impact of the Durbin Amendment. A litigation reserve of $285 million ($171 million after tax) was included in the items of note for this quarter. The annualized reported return on common equity for the quarter was 3.9%. The annualized adjusted return on common equity for the quarter was 7.9%.

In U.S. dollar terms, revenue for the quarter was US$1,465 million, an increase of US$67 million, or 5%, compared with the first quarter last year. The increase was primarily due to strong loan and deposit growth and the Chrysler Financial acquisition, partially offset by the implementation of the Durbin Amendment. Excluding the Chrysler Financial acquisition, average loans increased by 9%. Average deposits, excluding TD Ameritrade and Government deposits, increased by 9%. Margin on average earning assets decreased by 24 bps to 3.61%, compared with the first quarter last year, primarily due to an update to the timing of cash flows on certain debt securities classified as loans in the first quarter last year.

Total PCL for the quarter was US$155 million, a decrease of US$52 million, or 25%. The credit quality of the loan portfolio continues to stabilize. While the performance of acquired credit-impaired loans (which includes the loans from the South Financial and the FDIC-assisted acquisitions as well as acquired credit-impaired loans from Chrysler Financial) remained in line with our expectations, PCL on these loans increased by US$41 million for the quarter. PCL on loans excluding acquired credit-impaired loans and debt securities classified as loans decreased by US$30 million, due primarily to improved stability in the portfolio. Annualized PCL for loans excluding debt securities classified as loans as a percentage of credit volume was 0.75%, a decrease of 9 bps, compared with the first quarter last year. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, were US$1,149 million, an increase of US$8 million, compared with the first quarter last year. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, as a percentage of total loans were 1.5%, compared with 1.7% as at January 31, 2011. Net impaired debt securities classified as loans were US$1,387 million as at January 31, 2012, a decrease of US$179 million compared to January 31, 2011.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 16

Reported non-interest expenses for the quarter were US$1,166 million, an increase of US$327 million, or 39%, compared with the first quarter last year due primarily to the litigation reserve taken in the current quarter. On an adjusted basis, non-interest expenses were US$870 million, an increase of US$68 million, or 8%, compared with the first quarter last year primarily due to the Chrysler Financial acquisition and investments in the core franchise including new store expenses.

The average FTE staffing levels increased by 2,210 or 10%, compared with the first quarter last year. This increase resulted from the Chrysler Financial acquisition, higher levels of retail and commercial lenders, and 30 new store openings since the first quarter last year. The reported efficiency ratio for the quarter was 79.3%, compared with 60.1% in the first quarter last year, primarily due to the litigation reserve taken in the current quarter. The adjusted efficiency ratio for the quarter was 59.5%, compared with 57.5% in the first quarter last year.

Quarterly comparison – Q1 2012 vs. Q4 2011

U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the quarter decreased $123 million, or 42%, on a reported basis, and increased $58 million, or 20%, on an adjusted basis, compared with the prior quarter. In U.S. dollar terms, net income decreased US$127 million, or 43%, on a reported basis, and increased US$54 million, or 19%, on an adjusted basis. The decrease in reported net income was due primarily to the litigation reserve taken this quarter.

In U.S. dollar terms, revenue for the quarter increased US$7 million, or was essentially flat compared with the prior quarter despite a full quarter impact of the Durbin Amendment. The Durbin Amendment reduced interchange revenue as expected before the impact of mitigation efforts that are currently underway. Margin on average earning assets increased 1 bp to 3.61%, compared with the prior quarter as product spreads remained relatively stable. Average loans increased US$2.8 billion, or 4%, compared with the prior quarter with an increase of 6% in average personal loans and an increase of 2% in average business loans. Average deposits increased US$3.8 billion, or 2.4%, compared with the prior quarter, including a US$2.9 billion increase in average deposits of TD Ameritrade. Average deposit volume, excluding the impact of the TD Ameritrade IDAs, increased US$0.9 billion, or 1%.

Total PCL for the quarter increased US$25 million, or 19%, compared with the prior quarter. Annualized PCL for loans excluding debt securities classified as loans as a percentage of credit volume was 0.75%, an increase of 10 bps, compared with the prior quarter, due entirely to acquired credit-impaired loans. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, were US$1,149 million, an increase of US$6 million, compared with the prior quarter. Net impaired loans, excluding acquired credit-impaired and debt securities classified as loans, as a percentage of total loans were 1.5%, compared with 1.6% as at January 31, 2011. Net impaired debt securities classified as loans were US$1,387 million, a decrease of US$41 million, or 3%, compared with the prior quarter.

Reported non-interest expenses for the quarter increased US$188 million, or 19%, compared with the prior quarter due primarily to the litigation reserve taken this quarter. On an adjusted basis, non-interest expenses decreased US$98 million, or 10%, compared with the prior quarter reflecting elevated fourth quarter expenses and expense control.

The average FTE staffing levels decreased by 295, compared with the prior quarter. The efficiency ratio for the quarter worsened to 79.3%, compared with 67.0% in the prior quarter driven by the litigation reserve taken this quarter, and the adjusted efficiency ratio for the quarter was 59.5%, compared with 66.3% in the prior quarter.

Business Outlook

Loan growth was within expectations for the quarter and strong volume growth is expected to continue through fiscal 2012 driven by residential mortgages, indirect auto loans, and commercial lending. Organic deposit growth momentum is expected to continue due to maturing stores. Continued declines in PCL on the originated book are expected through 2012 due to the improved overall asset quality of the portfolio, but may increase in any given quarter. Adjusted for acquisitions, expense growth will be managed closely, while investing in resources and infrastructure to support growth. Overall modest earnings growth is expected for 2012.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 17

TABLE 14: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
	2012	2011	2011
Net interest income (TEB)	$443	$444	$388
Non-interest income	240	282	342
Total revenue	683	726	730
Provision for credit losses	12	3	6
Non-interest expenses	406	395	399
Net income	194	280	235
Selected volumes and ratios
Risk-weighted assets (billions of dollars)	51	35	31
Return on common equity[1]	18.7%	31.5%	28.8%
Efficiency ratio	59.4%	54.4%	54.7%
Average number of full-time equivalent staff	3,538	3,626	3,388
1	Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% rate. The return measures for business segments will now be return on common equity rather than return on invested capital. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.

Quarterly comparison – Q1 2012 vs. Q1 2011

Wholesale Banking net income for the quarter was $194 million, a decrease of $41 million, or 17%, compared with the first quarter last year. The decrease was largely due to reduced investment portfolio gains. The annualized return on common equity for the quarter was 18.7%.

Wholesale Banking revenue is derived primarily from capital markets and corporate lending. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation, and trade execution services. Revenue for the quarter was $683 million, a decrease of $47 million, or 6%, compared with the first quarter last year. This was primarily due to reduced investment portfolio gains, lower equity trading on decreased client activity, and reduced revenue from equity underwriting due to industry wide volume decline as compared to the first quarter last year. Partially offsetting these decreases were improved fixed income and credit trading due to strong client flow and increasing asset values as compared to the same quarter last year.

PCL for the quarter was $12 million, an increase of $6 million, over the first quarter last year. Provisions in the current quarter include the accrual costs of credit protection and a provision against a single merchant banking exposure. PCL in the first quarter of last year was $6 million, primarily reflecting credit protection costs. Net impaired loans were $27 million, a decrease of $11 million, or 29%, over the first quarter last year.

Non-interest expenses for the quarter were $406 million, an increase of $7 million or 2%, compared with the first quarter last year as lower operating expenses were more than offset by higher variable compensation.

Risk-weighted assets were $51 billion, an increase of $20 billion, or 65%, compared with the first quarter last year. The increase was primarily due to the revised Basel II market risk framework.

Quarterly comparison – Q1 2012 vs. Q4 2011

Wholesale Banking net income for the quarter decreased by $86 million, or 31%, compared with the prior quarter. The decrease was primarily due to significantly lower investment portfolio gains, moderated equity and currency trading, partially offset by higher fixed income and credit trading, and investment banking fees.

Revenue for the quarter decreased $43 million, or 6%, compared with the prior quarter. The previous quarter included a significant realized gain from the investment portfolio. Equity and currency trading decreased primarily due to reduced client volumes on market uncertainty, lower volatility, and fewer trading opportunities. The decrease was partially offset by improved fixed income and credit trading on tightening credit spreads and increased client activity. Investment banking fee revenue increased driven by higher M&A and credit origination.

PCL for the quarter increased by $9 million, primarily due to a single merchant banking exposure as compared to a small recovery in the prior quarter. Net impaired loans decreased $5 million, or 16%, compared to the prior quarter.

Non-interest expenses for the quarter increased by $11 million, or 3%, primarily due to higher variable compensation due to improved capital markets revenue partially offset by lower operating expenses.

Business Outlook

While trading conditions trended positively through the quarter, significant uncertainty remains, particularly as it relates to Europe. Our diversified, client focused business mix is designed to optimize results across all markets but we do not expect to be insulated from any significant market events. To mitigate the impact of any such events we continue to develop our key franchise businesses and prudently manage our expenses. We are focused on the future and continue to invest in growth areas where we see sustainable competitive advantage and attractive returns.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 18

TABLE 15: CORPORATE
(millions of Canadian dollars)		For the three months ended
	Jan. 31	Oct. 31	Jan. 31
	2012	2011	2011
Net loss – reported	$(63)	$(83)	$(50)
Adjustments for items of note: Decrease (increase) in net income[1]
Amortization of intangibles	60	95	103
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	45	(37)	(75)
Fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	1	(9)	3
Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler Financial acquisition	5	19	–
Adjustments to allowance for incurred but not identified credit losses	(31)	–	–
Total adjustments for items of note	80	68	31
Net income (loss) – adjusted	$17	$(15)	$(19)
Decomposition of items included in net loss – adjusted
Net corporate expenses	$(92)	$(97)	$(97)
Other	83	56	52
Non-controlling interests	26	26	26
Net income (loss) – adjusted	$17	$(15)	$(19)
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Quarterly comparison – Q1 2012 vs. Q1 2011

Corporate segment’s reported net loss for the quarter was $63 million, compared with a reported net loss of $50 million in the first quarter last year. Adjusted net income was $17 million, compared with an adjusted net loss of $19 million. The changes resulted from items that include a favourable tax item and lower net corporate expenses.

Quarterly comparison – Q1 2012 vs. Q4 2011

Corporate segment’s reported net loss for the quarter was $63 million, compared with a reported net loss of $83 million in the prior quarter. Adjusted net income was $17 million, compared with an adjusted net loss of $15 million in the prior quarter. The change was due to the impact of favourable tax items, lower net corporate expenses and a loss relating to the divestiture of Symcor’s U.S. business reported last quarter.

Outlook

The nature of various items within Corporate segment changed upon transition to IFRS. These items have impacted our estimated range compared to previous quarters. While Corporate segment results can contain some volatility and are inherently difficult to predict by their nature, our estimated range for the remainder of fiscal 2012 is an adjusted net loss of $40 million to $80 million per quarter.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 19

BALANCE SHEET REVIEW

Q1 2012 vs. Q4 2011

Total assets were $774 billion as at January 31, 2012, an increase of $41 billion, or 6% from October 31, 2011. The net increase was primarily due to a $22 billion increase in financial assets at fair value, a $15 billion increase in loans (net of allowance for loan losses) and an $11 billion increase in securities purchased under reverse repurchase agreements, partially offset by an $8 billion decrease in interest-bearing deposits with banks.

Interest-bearing deposits with banks decreased $8 billion driven primarily by a decrease in U.S. Personal and Commercial Banking.

Financial assets at fair value increased $22 billion largely due to an increase in trading securities and derivatives primarily in Wholesale Banking.

Securities purchased under reverse repurchase agreements increased $11 billion driven by an increase in Wholesale Banking.

Loans (net of allowance for loan losses) increased by $15 billion primarily driven by increases in Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking and Wholesale Banking. The increase in Canadian Personal and Commercial Banking was due to broad-based volume growth. The acquisition of MBNA Canada’s credit card portfolio added $7 billion to total loans. U.S. Personal and Commercial Banking loans increased primarily due to growth in business and government loans and residential mortgages. The increase in Wholesale Banking was largely due to an increase in business and government loans.

Total liabilities were $728 billion as at January 31, 2012, an increase of $39 billion or 6% from October 31, 2011. The net increase was primarily due to a $20 billion increase in deposits, a $15 billion increase in other liabilities and a $4 billion increase in financial liabilities at fair value.

Financial liabilities at fair value increased $4 billion largely due to an increase in derivatives primarily in Wholesale Banking.

Deposits increased $20 billion primarily due to an increase in personal deposits in Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking, and an increase in business and government deposits in Wholesale Banking.

Other liabilities increased $15 billion primarily due to an increase in obligations related to securities sold under repurchase agreements and obligations related to securities sold short in Wholesale Banking.

Equity was $46 billion as at January 31, 2012, an increase of $2 billion, or 4%, from October 31, 2011. The net increase was comprised primarily of a $1 billion increase in retained earnings and a $1 billion increase in accumulated other comprehensive income.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 20

CREDIT PORTFOLIO QUALITY

Quarterly comparison – Q1 2012 vs. Q1 2011

Gross impaired loans excluding debt securities classified as loans, FDIC covered loans and other acquired credit-impaired loans were $2,538 million, as at January 31, 2012, a decrease of $43 million, or 2%, from January 31, 2011. The decrease in U.S. Personal and Commercial Banking of $68 million and a decrease in Wholesale Banking of $28 million was partially offset by an increase in Canadian Personal and Commercial Banking primarily due to the acquisition of MBNA Canada’s credit card portfolio. Impaired loans net of allowance were $2,129 million as at January 31, 2012.

The allowance for credit losses of $2,577 million as at January 31, 2012 was composed of a counterparty-specific allowance of $380 million, a collectively assessed allowance for individually insignificant impaired loans of $276 million, and an allowance for incurred but not identified credit losses of $1,921 million. The allowance for incurred but not identified credit losses is established to recognize losses that management estimates to have occurred in the portfolio level at the balance sheet date for loans or credits not yet specifically identified as impaired.

Quarterly comparison – Q1 2012 vs. Q4 2011

Gross impaired loans excluding debt securities classified as loans, FDIC covered loans and other acquired credit-impaired loans increased by $45 million or 2% compared to October 31, 2011. Impaired loans net of allowance increased $66 million from October 31, 2011 primarily due to the acquisition of MBNA Canada’s credit card portfolio.

The counterparty-specific allowance decreased $15 million, or 4%, from October 31, 2011. The collectively assessed allowance for individually insignificant loans increased $2 million, or 1%, from October 31, 2011. The allowance for incurred but not identified credit losses decreased $7 million from October 31, 2011.

TABLE 16: CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES
(millions of Canadian dollars)	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
	2012	2011	2011
Personal, Business & Government Loans[1,2]
Balance at beginning of period	$2,493	$2,432	$2,535
Additions	996	949	919
Return to performing status, repaid or sold	(481)	(532)	(452)
Write-offs	(474)	(425)	(395)
Foreign exchange and other adjustments	4	69	(26)
Balance at end of period	$2,538	$2,493	$2,581
1	Excludes FDIC covered loans and other acquired credit-impaired loans. For additional information refer to the “Exposure to Acquired Credit-Impaired Loans” discussion and table in this section of the document and Note 8 to the Interim Consolidated Financial Statements.
2	Excludes debt securities classified as loans. For additional information refer to the “Exposure to Non-agency Collateralized Mortgage Obligations” section of this document and Note 8 to the Interim Consolidated Financial Statements.

TABLE 17: ALLOWANCE FOR CREDIT LOSSES
(millions of Canadian dollars, except as noted)		As at
	Jan. 31	Oct. 31
	2012	2011
Allowance for credit losses for on-balance sheet loans
Counterparty-specific	$380	$395
Individually insignificant	276	274
Allowance for credit losses – counterparty-specific and individually insignificant	656	669
Allowance for incurred but not identified credit losses − on-balance sheet loans	1,626	1,645
Allowance for credit losses for off-balance sheet loans	295	283
Total	$2,577	$2,597
Impaired loans, net of allowance[1,2]	$2,129	$2,063
Net impaired loans as a percentage of net loans[1,2]	0.55%	0.56%
Provision for credit losses as a percentage of net average loans and acceptances	0.41%	0.36%
1	Excludes FDIC covered loans and other acquired credit-impaired loans. For additional information refer to the “Exposure to Acquired Credit-Impaired Loans” discussion and table in this section of the document and Note 8 to the Interim Consolidated Financial Statements.
2	Excludes debt securities classified as loans. For additional information refer to the “Exposure to Non-agency Collateralized Mortgage Obligations” section of this document and Note 8 to the Interim Consolidated Financial Statements.

Non-Prime Loans

As at January 31, 2012 the Bank had approximately $2.2 billion, gross exposure to non-prime loans, which primarily consists of automotive loans originated in Canada. The credit loss rate, which is an indicator of credit quality and is defined as the average PCL divided by the average month-end loan balance, was approximately 3.01% on an annual basis. The portfolio continues to perform as expected. These loans are recorded at amortized cost.

Sovereign Risk

The following table provides a summary of the Bank’s credit exposure to certain European countries, including Spain, Italy, Ireland, Portugal and Greece. Exposure to Spain and Italy is to the sovereigns themselves and the largest financial institutions in those countries.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 21

TABLE 18: EXPOSURE TO EUROPE
(millions of Canadian dollars)												As at
												Jan. 31, 2012
	Loans and Commitments [1]				Derivatives, Repos and Securities Lending [2]				Trading and Investment Portfolio [3]				Total[4]
Country	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$4	$4	$–	$–	$1	$1	$5
Italy	–	81	–	81	–	–	13	13	6	113	–	119	213
Ireland	–	–	–	–	4	–	63	67	–	17	6	23	90
Portugal	–	–	–	–	–	–	3	3	5	–	–	5	8
Spain	66	–	90	156	14	–	54	68	3	48	289	340	564
Total GIIPS	$66	$81	$90	$237	$18	$–	$137	$155	$14	$178	$296	$488	$880
Rest of Europe
France	393	–	71	464	80	421	556	1,057	51	1,591	395	2,037	3,558
Germany	456	116	60	632	407	1,116	735	2,258	115	3,007	65	3,187	6,077
Netherlands	375	–	260	635	289	–	453	742	64	4,956	1,356	6,376	7,753
Sweden	35	–	–	35	–	–	64	64	–	1,036	724	1,760	1,859
Switzerland	378	–	45	423	–	–	718	718	9	–	256	265	1,406
United Kingdom	1,499	240	181	1,920	722	8	1,985	2,715	76	2,971	1,961	5,008	9,643
Other	251	28	35	314	46	31	387	464	10	1,736	600	2,346	3,124
Rest of Europe	$3,387	$384	$652	$4,423	$1,544	$1,576	$4,898	$8,018	$325	$15,297	$5,357	$20,979	$33,420
Total Europe	$3,453	$465	$742	$4,660	$1,562	$1,576	$5,035	$8,173	$339	$15,475	$5,653	$21,467	$34,300
Oct. 31, 2011
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$3	$3	$–	$–	$1	$1	$4
Italy	–	–	–	–	–	–	14	14	6	217	1	224	238
Ireland	–	–	–	–	9	–	64	73	10	17	4	31	104
Portugal	–	–	–	–	–	–	3	3	3	–	–	3	6
Spain	69	–	84	153	12	–	44	56	18	188	273	479	688
Total GIIPS	$69	$–	$84	$153	$21	$–	$128	$149	$37	$422	$279	$738	$1,040
Rest of Europe
France	375	–	8	383	96	148	635	879	60	1,964	394	2,418	3,680
Germany	451	–	95	546	206	1,192	650	2,048	140	3,060	84	3,284	5,878
Netherlands	414	–	257	671	181	–	430	611	27	5,128	1,386	6,541	7,823
Sweden	35	–	10	45	–	–	54	54	2	1,039	813	1,854	1,953
Switzerland	400	–	24	424	–	–	765	765	5	381	245	631	1,820
United Kingdom	1,486	243	141	1,870	589	15	1,904	2,508	68	3,543	2,170	5,781	10,159
Other[5]	180	–	24	204	77	74	407	558	24	1,771	493	2,288	3,050
Rest of Europe	$3,341	$243	$559	$4,143	$1,149	$1,429	$4,845	$7,423	$326	$16,886	$5,585	$22,797	$34,363
Total Europe	$3,410	$243	$643	$4,296	$1,170	$1,429	$4,973	$7,572	$363	$17,308	$5,864	$23,535	$35,403

1	Includes direct exposure (i.e. funded loans and banker's acceptances) of $0.1 billion to GIIPS and $1.0 billion to the rest of Europe; and indirect exposures (i.e. letters of credit and undrawn commitments) of $0.1 billion to GIIPS and $3.4 billion to the rest of Europe.
2	Exposures are calculated on a fair value basis and are net of collateral. Total market value of pledged collateral is $1.3 billion for GIIPS and $29.7 billion for the rest of Europe. Derivatives are presented as net exposures where there is an ISDA master netting agreement.
3	Trading Portfolio exposures are net of eligible short positions. Deposits of $2.5 billion are included in the Trading and Investment Portfolio.
4	The reported exposures do not include $0.3 billion of protection the Bank purchased via credit default swaps.
5	Other European exposure is distributed across 13 countries, each of which has a net exposure below $1.0 billion as at January 31, 2012 and October 31, 2011.

The majority of the balance of the Bank’s European exposure is to counterparties in AAA rated countries, with the majority of this exposure to the sovereigns themselves and to well rated, systemically important banks in these countries. Derivatives and securities repurchase transactions with these banks are completed on a collateralized basis backed by high quality government securities. The Bank also takes a limited amount of exposure to well rated corporate issuers in Europe where TD also does business with their related entities in North America. In addition to the European exposure identified above, the Bank also has $3.4 billion of direct exposure to Supranational entities with European sponsorship, and the following indirect exposure: $1.2 billion of European collateral from non-European counterparties related to repo and securities lending transactions; $54 million of European collateral relating to exposure to a Special Purpose Vehicle that has been in run-off since 2008; and $19 million invested in European diversified investment funds.

In addition to the European exposure identified above, the Bank also has $3.4 billion of direct exposure to Supranational entities with European sponsorship, and the following indirect exposure: $1.2 billion of European collateral from non-European counterparties related to repo and securities lending transactions that are margined daily; $54 million of European collateral relating to exposure to a Special Purpose Vehicle that has been in run-off since 2008; and $19 million invested in European diversified investment funds.

As part of the Bank’s usual credit risk and exposure monitoring processes, all exposures are reviewed on a regular basis. European exposures are reviewed monthly or more frequently as circumstances dictate and are periodically stress tested to identify and understand any potential vulnerabilities. Based on these reviews, all European exposures are considered manageable.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 22

Exposure to ACQUIRED CREDIT-IMPAIRED LOANS (ACI)

ACI loans are loans with evidence of credit quality deterioration since origination for which it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments. Evidence of credit quality deterioration as of the acquisition date may include statistics such as past due status and credit scores. ACI loans are recorded at fair value upon acquisition and the applicable accounting guidance prohibits carrying over or recording allowance for loan losses in the initial accounting.

ACI loans were acquired through the South Financial, FDIC-assisted acquisitions, which include FDIC covered loans subject to loss sharing agreements with the FDIC, the Chrysler Financial acquisition, and the acquisition of the MBNA Canada credit card portfolio. The following table presents the unpaid principal balance, carrying value, allowance for counterparty-specific credit losses, allowance for individually insignificant credit losses, and the net carrying value as a percentage of the unpaid principal balance for ACI loans.

TABLE 19: ACQUIRED CREDIT-IMPAIRED LOAN PORTFOLIO
(millions of Canadian dollars)	As at
						Jan. 31, 2012
			Allowance for	Allowance for
	Unpaid		Counterparty-	individually	Carrying	Percentage of
	principal [1]	Carrying	specific	insignificant	value net of	unpaid principal
	balance	value	credit losses	credit losses	allowance	balance
FDIC-assisted acquisitions	$1,341	$1,224	$6	$15	$1,203	89.7%
South Financial	4,020	3,613	24	19	3,570	88.8
Other[2]	676	524	–	3	521	77.1
Total ACI loan portfolio	$6,037	$5,361	$30	$37	$5,294	87.7%
						Oct. 31, 2011
FDIC-assisted acquisitions	$1,452	$1,347	$8	$22	$1,317	90.7%
South Financial	4,117	3,695	22	5	3,668	89.1
Chrysler Financial	540	518	–	3	515	95.4
Total ACI loan portfolio	$6,109	$5,560	$30	$30	$5,500	90.0%

1	Represents the contractual amount of principal owed.
2	Other includes the ACI loan portfolios of Chrysler Financial and MBNA Canada.

During the period ended January 31, 2012, the Bank recorded $41 million of provision for credit losses on ACI loans. The ACI loans net of allowance were $5.3 billion as at January 31, 2012 and comprised 1.4% of the total loan portfolio. The following table provides key credit statistics by past due contractual status and geographic concentrations based on ACI loans unpaid principal balance.

TABLE 20: ACQUIRED CREDIT-IMPAIRED LOANS – KEY CREDIT STATISTICS
(millions of Canadian dollars)	As at
	Jan. 31, 2012		Oct. 31, 2011
	Unpaid principal balance[1]		Unpaid principal balance[1]
Past due contractual status
Current and less than 30 days past due	$4,723	78.2%	$5,061	82.8%
30–89 days past due	442	7.3	237	3.9
90 or more days past due	872	14.5	811	13.3
Total ACI loans	$6,037	100.0%	$6,109	100.0%
Geographic region
Florida	$2,755	45.7%	$2,834	46.4%
South Carolina	1,894	31.4	1,993	32.6
North Carolina	673	11.1	729	11.9
Other U.S./Canada	715	11.8	553	9.1
Total ACI loans	$6,037	100.0%	$6,109	100.0%
1	Represents the contractual amount of principal owed.

Exposure to Non-Agency Collateralized Mortgage Obligations (CMO)

Due to the acquisition of Commerce, the Bank has exposure to non-agency CMOs collateralized primarily by Alt-A and Prime Jumbo mortgages, most of which are pre-payable fixed-rate mortgages without rate reset features. At the time of acquisition, the portfolio was recorded at fair value, which became the new cost basis for this portfolio.

These securities are classified as loans and carried at amortized cost using the effective interest rate method, and are evaluated for loan losses on a quarterly basis using the incurred credit loss model. The impairment assessment follows the loan loss accounting model, where there are two types of allowances against credit losses – counterparty-specific and collectively assessed. Counterparty-specific allowances represent individually significant loans, such as the Bank’s business and government loans and debt securities classified as loans, are assessed for whether impairment exists at the counterparty-specific level. Collectively assessed allowances consist of loans for which no impairment is identified on a counterparty-specific level and are grouped into portfolios of exposures with similar credit risk characteristics to collectively assess if impairment exists at the portfolio level.

The allowance for losses that are incurred but not identified as at January 31, 2012 was US$153 million. The total provision for credit losses recognized for the first quarter in 2012 was US$3 million compared to US$42 million in the first quarter of 2011. The decrease was primarily due to increased weakness in the U.S. housing market in the first quarter last year.

The following table presents the unpaid principal balance, carrying value, allowance for credit losses, and the net carrying value as a percentage of the par value for the non-agency CMO portfolio at January 31, 2012. As of January 31, 2012 the balance of the remaining acquisition related incurred loss was US$403 million (January 31, 2011 – US$436 million); this amount is reflected below as a component of the discount from par to carrying value.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 23

TABLE 21: NON-AGENCY CMO LOANS PORTFOLIO
(millions of U.S. dollars)	As at
	Jan. 31, 2012
			Allowance	Carrying	Percentage
	Par	Carrying	for loan	value net of	of par
	value	value	losses	allowance	value
Non-Agency CMOs	$4,015	$3,361	$330	$3,031	75.0%
Oct. 31, 2011
Non-Agency CMOs	$4,268	$3,568	$327	$3,241	76.0%

Quarterly comparison – Q1 2012 vs. Q4 2011

There was no change in the counterparty-specific and individually insignificant allowance from October 31, 2011, while the allowance for incurred but not identified credit losses increased by $3 million, or 2%. Current quarter PCL increased by $3 million.

During the second quarter of 2009, the Bank re-securitized a portion of the non-agency CMO portfolio. As part of the on-balance sheet re-securitization, new credit ratings were obtained for the re-securitized securities that better reflect the discount on acquisition and the Bank’s risk inherent on the entire portfolio. As a result, 54% of the non-agency CMO portfolio is now rated AAA for regulatory capital reporting. The net capital benefit of the re-securitization transaction is reflected in the changes in RWA and in the securitization deductions from Tier 1 and Tier 2 capital. For accounting purposes, the Bank retained a majority of the beneficial interests in the re-securitized securities resulting in no financial statement impact. The Bank’s assessment of impairment for these reclassified securities is not impacted by a change in the credit ratings.

TABLE 22: NON-AGENCY ALT-A AND PRIME JUMBO CMO PORTFOLIO BY VINTAGE YEAR
(millions of U.S. dollars)	As at
	Alt-A		Prime Jumbo		Total
	Amortized	Fair	Amortized	Fair	Amortized	Fair
Jan. 31, 2012	cost	value	cost	value	cost	value
2003	$186	$194	$194	$196	$380	$390
2004	356	369	147	154	503	523
2005	608	628	272	271	880	899
2006	347	309	269	258	616	567
2007	529	489	276	273	805	762
Total portfolio net of counterparty-specific and individually insignificant credit losses	$2,026	$1,989	$1,158	$1,152	$3,184	$3,141
Less: allowance for incurred but not identified credit losses					153
Total					$3,031

Oct. 31, 2011
2003	$204	$215	$217	$222	$421	$437
2004	374	393	182	189	556	582
2005	621	648	309	311	930	959
2006	358	320	286	275	644	595
2007	548	501	292	299	840	800
Total portfolio net of counterparty-specific and individually insignificant credit losses	$2,105	$2,077	$1,286	$1,296	$3,391	$3,373
Less: allowance for incurred but not identified credit losses					150
Total					$3,241

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 24

CAPITAL POSITION

The Bank complies with the Office of the Superintendent of Financial Institutions (OSFI) guideline for calculating RWA and regulatory capital, which is based on the International Convergence of Capital Measurement and Capital Standard – A Revised Framework (Basel II) issued by the Basel Committee on Banking Supervision. OSFI's target Tier 1 and Total capital ratios for Canadian banks are 7% and 10%, respectively. For regulatory capital purposes, the Bank’s investment in TD Ameritrade is translated using the period-end foreign exchange rate of the Bank.

Table 23: REGULATORY CAPITAL POSITION[1]
(millions of Canadian dollars, except as noted)		As at
	Jan. 31	Oct. 31
	2012	2011
Risk-weighted assets for:
Credit risk	$192,777	$183,405
Market risk	19,999	5,083
Operational risk	30,866	30,291
Total	$243,642	$218,779
Tier 1 capital	$28,378	$28,503
Tier 1 capital ratio[2]	11.6%	13.0%
Total capital[3]	$35,744	$34,978
Total capital ratio[4]	14.7%	16.0%
Assets-to-capital multiple[5]	18.3	17.2
1	For periods prior to the three months ended January 31, 2012, results are reported in accordance with Canadian GAAP.
2	Tier 1 capital ratio is calculated as Tier 1 capital divided by RWA.
3	Total capital includes Tier 1 and Tier 2 capital.
4	Total capital ratio is calculated as Total capital divided by RWA.
5	The assets-to-capital multiple is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill and net intangibles, divided by Total adjusted capital.

As at January 31, 2012, the Bank’s Tier 1 capital ratio was 11.6%, compared with 13.0% as at October 31, 2011. The decrease was primarily a result of increase in RWA related to market risk amendment, the closing of the MBNA acquisition, IFRS transitioning and a new requirement to deduct insurance subsidiaries 50% from Tier 1 capital and 50% from Tier 2 capital. The decrease in Tier 1 capital is partially offset by strong earnings and common share issuance through participation in the Bank’s dividend re-investment plan and exercise of stock options. The Total capital ratio was 14.7% as at January 31, 2012, compared with 16.0% as at October 31, 2011. The decrease was largely due to the same reasons noted above with the exception of insurance deduction which was previously deducted from total capital. OSFI’s relief provision permits phase-in of the impact of IFRS in the calculation of regulatory capital on a straight-line basis over five quarters from November 1, 2011 to January 31, 2013. The IFRS impact on Tier 1 capital is approximately $1,937 million, which includes approximately $387 million for the quarter ending January 31, 2012.

OSFI has also provided IFRS transitional provisions for the asset-to-capital multiple (ACM), which allows for the exclusion of assets securitized and sold through CMHC sponsored programs prior to March 31, 2010 from the calculation of ACM.

The Bank continues to maintain sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank’s internal capital generation, management of the balance sheet, and periodic issuance of capital securities.

For further details of capital, see Note 12 to the Interim Consolidated Financial Statements. For further details of regulatory capital, see Note 19 to the Interim Consolidated Financial Statements.

FUTURE CHANGES IN BASEL

In December 2010, the Basel Committee on Banking Supervision (BCBS) published the final rules text on new international bank capital adequacy and liquidity requirements. Commonly referred to as “Basel III”, the capital proposals aim to increase the quality, quantity, transparency, and consistency of bank capital, discourage excess leverage and risk taking, and reduce procyclicality. Together with the new internationally harmonized global liquidity standards, Basel III aims to provide a regulatory framework to strengthen the resiliency of the banking sector and financial system.

In January 2011, the final rules text was supplemented by additional guidance from the BCBS regarding Non-Viability Contingent Capital (NVCC). The NVCC rules require that all capital instruments include loss absorption features. These features may require, based on the regulator's assessment of viability, a principal write-down or conversion to equity. The Basel III rules provide for a transition and phase-out for capital instruments that do not meet the Basel III requirements, including the NVCC features. Subsequently, OSFI issued an advisory in August 2011 regarding Canadian implementation guidance.

In February 2011, OSFI issued its action plan for implementation of Basel III. All banks will be required to implement the Basel III capital rules commencing in the first fiscal quarter of 2013. OSFI’s minimum requirements are expected to follow the Basel III transition plan outlined by the BCBS. Under the transition plan, changes in capital treatment for certain items as well as minimum capital ratio requirements will be phased in over the period from 2013 to 2019. The Basel III minimum capital requirements include a 4.5% common equity ratio, a 6.0% Tier 1 capital ratio, and an 8.0% Total capital ratio. In addition, a capital conservation buffer of 2.5% will be required. While a bank can draw down on the 2.5% capital conservation buffer to absorb losses during periods of financial or economic stress, restrictions on earnings distributions (e.g., dividends, share buybacks, discretionary payments on other Tier 1 capital instruments and discretionary bonus payments) would be required. The amount of such restrictions is linked to the extent to which the buffer is utilized.

In November 2011, the BCBS published the final rules text on global systemically important banks (G-SIBs). Banks designated as G-SIBs will be required to hold 1% - 2.5% of additional capital buffers above the Basel III Common Equity Tier 1 (CET1) requirement, phasing-in over 4 years beginning January 1, 2016. The methodology for the identification of G-SIBs uses an indicator-based approach consisting of 5 broad categories: size, interconnectedness, lack of substitutability, global (cross-jurisdictional) activity and complexity. G-SIBs will be required to meet additional buffers exclusively through common equity. The Financial Stability Board (FSB) announced 29 G-SIBs in its initial assessment, no Canadian banks were designated as a G-SIB. This list will be reassessed by the FSB annually.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 25

For TD, the new Basel III capital rules will result in higher RWA and an increase in deductions from regulatory common equity. We continue to believe that with our strong capital position today and our ability to generate capital from our operating businesses in the coming quarters, we are well positioned to fully meet the Basel III capital adequacy requirements. Based on our current understanding and assumptions, we estimated the Bank’s pro forma CET1 ratio to be approximately 7.1% as at January 31, 2012, if the full Basel III rules applicable in 2019 (i.e., without transition arrangements to goodwill and intangibles and all other common equity deductions) were applied. Based on the current forecast, we expect to be above 7.5% by the first quarter of fiscal year 2013. If we apply the Basel III rules text without transition treatment to goodwill and intangibles, we expect our CET1 ratio to be in the 9%-10% range by the first quarter of fiscal year 2013. As such, we do not anticipate a need to make significant changes to our business operations or raise additional common equity to meet the Basel III requirements.

We believe that under Basel III all of TD’s outstanding non-common Tier 1 and Tier 2 capital instruments, except certain instruments issued by TD’s U.S. subsidiaries, will be disqualified as regulatory capital, subject to a 10 year phase-out transition period beginning in January 2013. TD announced on February 7, 2011 that, based on OSFI’s February 4, 2011 advisory which outlined OSFI’s expectations regarding the use of redemption rights triggered by regulatory event clauses in non-qualifying capital instruments, it expects to exercise a regulatory event redemption right only in 2022 in respect of the TD Capital Trust IV Notes - Series 2 outstanding at that time. As of January 31, 2012, there was $450 million in principal amount of TD Capital Trust IV Notes - Series 2 issued and outstanding. TD’s expectation is subject to a number of risk factors and assumptions outlined in the February 7, 2011 press release, which is available on the Bank’s website at www.td.com.

MANAGING RISK

EXECUTIVE SUMMARY

Financial services involve prudently taking risks to generate profitable growth. At the Bank, our goal is to earn a stable and sustainable rate of return for every dollar of risk we take, while putting significant emphasis on investing in our businesses to ensure we can meet our future growth objectives.

Our businesses and operations are exposed to a broad number of risks that have been identified and defined in our Enterprise Risk Framework. The Bank’s tolerance to those risks is defined in our Enterprise Risk Appetite which has been developed within a comprehensive framework that takes into consideration both the risk and business environment in which we operate. Our risk appetite states that we take risks required to build our business, but only if those risks: 1) fit our business strategy, and can be understood and managed; 2) do not expose TD to any significant single loss events; we don’t ‘bet the bank’ on any single acquisition, business or product; and 3) do not risk harming the TD brand. Each business is responsible for setting and aligning their individual risk appetites with that of the enterprise based on a thorough examination of the specific risks to which they are exposed. We monitor and report on individual business and enterprise level risks that could have a significant impact on the Bank.

Our risk governance structure and risk management approach have not substantially changed from that described in our 2011 Annual Report. Certain risks have been outlined below. For a complete discussion of our risk governance structure and our risk management approach, see the “Managing Risk” section in the 2011 Annual Report.

The shaded sections of this MD&A represent a discussion relating to market and liquidity risks and form an integral part of the Interim Consolidated Financial Statements for the period ended January 31, 2012.

CREDIT RISK

Enhancements to the Basel II Framework

The Basel Committee on Banking Supervision issued Enhancements to the Basel II framework in July 2009 (enhancements), requiring additional disclosures surrounding the Bank’s securitization exposures in both the banking and trading books. In accordance with OSFI requirements, the Bank has updated its disclosures beginning in the first quarter of 2012 to reflect the enhancements. The Bank has included disclosures to meet the requirements of the enhancements throughout the MD&A, financial statements and supplemental financial information. With the exception of the incremental credit risk management disclosure provided below, qualitative disclosures relating to credit risk required by the enhancements can be found in the Bank’s 2011 Annual Report.

Supplemental Credit Risk Management Disclosures

Securitization Exposures

For externally rated securitization exposures, we use both the Standardized Approach and the Ratings Based Approach (RBA). Both approaches assign risk weights to exposures using external ratings. We use ratings assigned by one or more of Moody’s Investors Service, Standard & Poor’s, Fitch and DBRS. The RBA also takes into account additional factors including the time horizon of the rating (long-term or short-term), the amount of detail available on the underlying asset pool and the seniority of the position.

We use the Internal Assessment Approach (IAA) to manage the credit risk of our exposures relating to asset-backed commercial paper (ABCP) securitizations that are not externally rated.

Under the IAA, we consider all relevant risk factors in assessing the credit quality of these exposures, including those published by the Moody’s, S&P, Fitch and DBRS rating agencies. We also use expected loss models and policies to quantify and monitor the level of risk, and facilitate its management. Our IAA process includes our assessment of the extent by which the enhancement available for loss protection provides coverage of expected losses. The levels of stressed coverage we require for each internal risk rating are consistent with the rating agencies’ published stressed factor requirements for equivalent external ratings by asset class.

All exposures are assigned an internal risk rating based on our assessment, which must be reviewed at least once per year. Our ratings reflect our assessment of risk of loss, consisting of the combined probability of default (PD) and loss given default (LGD) for each exposure. The ratings scale we use corresponds to the long term ratings scales used by the rating agencies.

Our IAA process is subject to all the key elements and principles of our risk governance structure, and is managed in the same way as outlined in this Credit Risk section.

We use the results of the IAA in all aspects of our credit risk management, including performance tracking, control mechanisms and management reporting, and the calculation of capital. Under the IAA, exposures are multiplied by OSFI-prescribed risk weights to calculate RWA for capital purposes.

Gross credit risk exposures, measured before credit risk mitigants, are given below:

Table 24: GROSS CREDIT RISK EXPOSURES – STANDARDIZED AND AIRB APPROACHES[1,2]
(millions of Canadian dollars)
				As at
	Jan. 31			Oct. 31
			2012			2011
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$18,575	$224,116	$242,691	$17,242	$161,116	$178,358
Qualifying revolving retail	–	42,482	42,482	–	42,736	42,736
Other retail	30,237	30,497	60,734	25,139	30,520	55,659
	48,812	297,095	345,907	42,381	234,372	276,753
Non-retail
Corporate	54,765	130,316	185,081	53,165	123,292	176,457
Sovereign	14,826	59,382	74,208	23,559	64,432	87,991
Bank	18,457	126,550	145,007	20,363	119,683	140,046
	88,048	316,248	404,296	97,087	307,407	404,494
Total	$136,860	$613,343	$750,203	$139,468	$541,779	$681,247

1	Gross credit risk exposures represent exposures at default (EAD) and are before the effects of credit risk mitigation. This table excludes securitization and equity exposures.
2	Prior period results are reported in accordance with Canadian GAAP.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 26

MARKET RISK
The Revisions to the Basel II Market Risk Framework, which require banks to include Stressed VaR and an Incremental Risk Charge (IRC) in market risk capital, were implemented in the first quarter of 2012. Implementation of these additional requirements increased market risk RWA by approximately $14 billion.

Market risk capital calculated using internal models now comprises three components: A) Value-at-Risk (VaR); B) Stressed VaR (new measure); and C) IRC (new measure). In addition, TD calculates market risk capital using the standardized approach for a limited number of portfolios.

Calculating VaR TD computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with TD’s trading positions.

GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. TD values the current portfolio using the market price and rate changes (for equity, interest rate, foreign exchange, credit, and commodity products) of the most recent 259 trading days. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days.
IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio, using Monte Carlo simulation. The IDSR model is based on the historical behaviour of 5-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days.

The graph below discloses daily one-day value-at-risk (VaR) usage and trading-related revenue (TEB) within Wholesale Banking. Trading-related revenue is the total of trading revenue reported in other income and the net interest income on trading positions reported in net interest income, and is reported on a taxable equivalent basis. For the quarter ended January 31, 2012, there were 8 days of trading losses and trading-related income was positive for 88% of the trading days. Losses in the quarter did not exceed VaR on any trading day.

Calculating Stressed VaR
In addition to VaR, TD also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a selected year of stressed market conditions. In the current period, Stressed VaR was calculated using the one-year period that began on May 1, 2008. The appropriate historical one-year period to use for Stressed VaR is revisited on a quarterly basis.

Calculating the Incremental Risk Charge
The Incremental Risk Charge (IRC) is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank’s exposures. TD applies a Monte Carlo simulation with a one-year horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a “constant level of risk” assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. TD considers the issuer’s domicile and credit rating, as well as industry and single-name concentration effects, when assigning liquidity horizons.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 27

The following table presents the end of quarter, average, high, and low usage of TD’s portfolio metrics.

Table 25: PORTFOLIO MARKET RISK MEASURES[1]
(millions of Canadian dollars)	For the three months ended
	Jan. 31				Oct. 31	Jan. 31
				2012	2011	2011
	As at	Average	High	Low	Average	Average
Interest rate risk	$6.6	$8.0	$12.4	$5.3	$6.5	$12.3
Credit spread risk	8.9	11.6	14.7	8.6	8.8	N/A
Equity risk	3.5	3.9	5.0	3.0	5.3	5.5
Foreign exchange risk	2.8	2.8	7.0	1.0	3.0	2.9
Commodity risk	0.8	1.0	1.3	0.6	0.7	0.9
Idiosyncratic debt specific risk	27.1	24.2	32.9	16.8	20.3	13.7
Diversification effect[2]	(20.5)	(23.5)	N/M3	N/M3	(20.5)	(16.2)
Value-at-Risk (one-day)	$29.2	$28.0	$35.6	$20.4	$24.1	$19.1
Stressed Value-at-Risk (one-day)	$71.5	$65.6	$77.6	$54.3	$ N/A	$ N/A
Incremental Risk Capital Charge (one-year)	$369.6	$324.8	$387.6	$262.5	$ N/A	$ N/A
[1]For periods prior to the three months ended January 31, 2012 results are reported in accordance with Canadian GAAP.
[2]The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
[3]Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average VaR increased by $3.9 million and $8.9 million compared with the prior quarter and first quarter last year respectively. This was primarily due to an increase in generic and idiosyncratic credit spread risk.

Validation of VaR Model
TD uses a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year horizon and 99.9% confidence level precludes standard backtesting techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or via analysis using internal or external data.

Interest Rate Risk
The following graph shows our interest rate risk exposure (as measured by Economic Value at Risk (EVaR)) on all non-trading assets, liabilities, and derivative instruments used for interest rate risk management.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 28

The Bank uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at January 31, 2012, an immediate and sustained 100 bps increase in interest rates would have decreased the economic value of equity by $92.5 million after tax. An immediate and sustained 100 bps decrease in interest rates would have reduced the economic value of equity by $193.5 million after tax.

The following table shows the sensitivity of the economic value of equity (after tax) by currency for those currencies where the Bank has material exposure.

TABLE 26: SENSITIVITY OF AFTER-TAX ECONOMIC VALUE AT RISK BY CURRENCY[1]
(millions of Canadian dollars)	As at
		Jan. 31		Oct. 31
		2012		2011
	100 bps	100 bps	100 bps	100 bps
	increase	decrease	increase	decrease
Canadian dollar	$(2.1)	$(80.1)	$5.9	$(78.6)
U.S. dollar	(90.4)	(113.4)	(116.8)	(123.3)
	$(92.5)	$(193.5)	$(110.9)	$(201.9)

[1] For periods prior to the three months ended January 31, 2012, results are reported in accordance with Canadian GAAP.

Liquidity Risk
As a financial organization, we must ensure that we have continued access to sufficient and suitable funding to cover our financial obligations as they come due, and to sustain and grow our assets and operations under both normal and stress conditions. In the event of a funding disruption, we need to be able to continue to operate without being forced to sell non-marketable assets and/or significantly alter our business strategy. The process that ensures adequate access to funds and reserve liquidity is known as the management of liquidity risk.
Our overall liquidity requirement is defined as the amount of liquidity we need to fund expected cash outflows, as well as a prudent liquidity reserve to fund potential cash outflows in the event of a disruption in the capital markets or other event that could affect our access to funding. We do not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets.
To define the amount of liquidity that must be held at all times for a specified minimum 90-day period, we use a “Severe Combined Stress Scenario” test that models potential liquidity requirements and asset marketability during a confidence crisis directly related to our ability to meet obligations as they come due. In addition to this Bank-specific event, the Severe Combined Stress Scenario also incorporates the impact of a stressed market-wide liquidity event that results in a significant reduction in access to both short- and long-term funding for all institutions, a significant increase in our cost of funds, and a significant decrease in the marketability of assets. This scenario ensures that we have sufficient liquidity to cover total requirements equal to 100% of our unsecured wholesale debt coming due, potential retail and commercial deposit run-off, potential drawdown of unutilized committed lines of credit, and current forecasted operational requirements. In addition, the scenario ensures coverage of Bank-sponsored funding programs, such as the Banker’s Acceptances we issue on behalf of clients, and Bank-sponsored asset-backed commercial paper (ABCP).
To meet the resulting total liquidity requirements, we hold assets that can be readily converted into cash. Assets must be currently marketable, of sufficient credit quality, and available for sale to be considered readily convertible into cash. Liquid assets are represented in a cumulative liquidity gap framework based on settlement timing and market depth. Assets that are not available without delay because they are needed for collateral or other similar purposes are not considered readily convertible into cash.
Our surplus liquid-asset position is our total liquid assets less our unsecured wholesale funding requirements, potential non-wholesale deposit run-off and line of credit utilization, and contingent liabilities coming due in a given specified time bucket. On January 31, 2012, our aggregate surplus liquid-asset position for up to 90-days, as measured under the Severe Combined Stress Scenario for Canadian Personal and Commercial Banking (including domestic Wealth Management) and Wholesale Banking operations was $9.9 billion (October 31, 2011 – $2.7 billion; November 1, 2010 – $10.7 billion). The cumulative surplus liquid-asset position for U.S. Personal and Commercial Banking operations as at January 31, 2012 was $7.2 billion (October 31, 2011 – $10.6 billion; November 1, 2010 – $7.0 billion).
We also use an “Extended Liquidity Coverage Test” to measure our ability to fund our operations on a fully secured basis for a period of up to one year. For the purposes of calculating the results of this test we estimate the marketability and pledging potential of available assets not considered liquid within 90-days under the Severe Combined Stress Scenario and then deduct an estimate for potential wholesale liability and deposit run-off and additional utilization of committed lines of credit over a 91- to 365-day period. On January 31, 2012, our estimate of liquid assets less requirements, as measured under the Extended Liquidity Coverage Test, for Canadian Personal and Commercial Banking and Wholesale Banking operations was $13.5 billion, (October 31, 2011 – $15.1 billion; November 1, 2010 – $15.4 billion) and for U.S. Personal and Commercial Banking operations was $16.2 billion (October 31, 2011 – $15.3 billion; November 1, 2010 – $13.4 billion).

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 29

While each of our major operations has responsibility for the measurement and management of its own liquidity risks, we also manage liquidity on an enterprise-wide basis in order to maintain consistent and efficient management of liquidity risk across all of our operations

We have contingency plans in place to provide direction in the event of a specific local liquidity crisis.
Credit ratings are important to our borrowing costs and ability to raise funds. A ratings downgrade could potentially result in higher financing costs and reduce access to capital markets. A lowering of credit ratings may also affect our ability to enter into normal course derivative or hedging transactions and impact the costs associated with such transactions. We regularly review the level of increased collateral our trading counterparties would require in the event of a downgrade of the Bank’s credit rating. We believe that the impact of a one notch downgrade would be minimal and could be readily managed in the normal course of business, but more severe downgrades could have a more significant impact by increasing our cost of borrowing and/or requiring us to post additional collateral for the benefit of our trading counterparties. Credit ratings and outlooks provided by the ratings agencies reflect their views and are subject to change from time to time, based on a number of factors, including our financial strength, competitive position and liquidity as well as factors not entirely within our control, including the methodologies used by the rating agencies and conditions affecting the financial services industry generally.

Table 27: CREDIT RATINGS
As at
Jan. 31, 2012[1]
	Short-term	Senior long-term
Rating agency	debt rating	debt rating	Outlook
Moody's	P-1	Aaa	Negative
S&P	A-1+	AA-	Stable
Fitch	F1+	AA-	Stable
DBRS	R-1 (high)	AA	Stable

1	The above ratings are for The Toronto-Dominion Bank legal entity. A more extensive listing, including subsidiaries’ ratings, is available on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 30

securitization and off-balance sheet arrangements

The Bank carries out certain business activities via arrangements with special purpose entities (SPEs). We use SPEs to obtain sources of liquidity by securitizing certain of the Bank’s financial assets, to assist our clients in securitizing their financial assets, and to create investment products for our clients. SPEs may take the form of a corporation, trust, partnership or unincorporated entity. SPEs are consolidated by the Bank where the substance of the relationship between the Bank and the entity indicates control. Potential indicators of control include, amongst others, an assessment of the Bank’s exposure to the risks and rewards of the SPE. The potential consolidation of SPEs is assessed at inception of each entity, and has been revisited upon transition to IFRS. Additionally, the initial consolidation analysis is revisited at least quarterly if a change in circumstance would indicate that a reassessment is necessary. For example, if the Bank appears to gain additional control or decision making power over the SPE.

Securitization of Bank-Originated Assets

The Bank securitizes residential mortgages, personal loans, automobile loans, credit card loans, and commercial mortgages to enhance its liquidity position, to diversify sources of funding, and to optimize the management of the balance sheet. Certain automobile loans acquired by the Bank as part of the acquisition of Chrysler Financial were originated in the U.S. and sold to U.S. securitization structures. All other products securitized by the Bank were originated in Canada and sold to Canadian securitization structures or Canadian non-SPE third parties. Details of securitization exposures through significant unconsolidated and consolidated SPEs, and non-SPE third parties are as follows:

TABLE 28: EXPOSURES SECURITIZED BY THE BANK AS ORIGINATOR[1]
(millions of Canadian dollars)	As at
	Jan. 31, 2012
	Significant		Significant
	unconsolidated		consolidated	Non-SPE
		SPEs	SPEs	third-parties
		Carrying			Carrying
		value of			value of
	Securitized	retained	Securitized	Securitized	retained
	assets	interests	assets	assets[4]	interests[4]
Residential mortgage loans	$21,528	$–	$–	$23,285	$–
Personal loans[2,3]	–	–	6,756	–	–
Commercial mortgage loans	82	–	–	2,293	52
Credit card loans	–	–	1,251	–	–
Total exposure	$21,610	$–	$8,007	$25,578	$52
					Oct. 31, 2011
Residential mortgage loans	$21,953	$–	$–	$22,917	$–
Personal loans[2,3]	–	–	7,175	–	–
Commercial mortgage loans	95	–	–	2,311	52
Credit card loans	–	–	–	–	–
Total exposure	$22,048	$–	$7,175	$25,228	$52
1	Included in the table above are all assets securitized by the Bank, irrespective of whether they are on- or off-balance sheet for accounting purposes, including those that did not qualify for derecognition.

2	Included in personal loans as at January 31, 2012 are $1,656 million of automobile loans acquired as part of the Bank’s acquisition of Chrysler Financial (October 31, 2011 – $2,075 million).
3	In securitization transactions that the Bank has undertaken for its own assets, it has acted as an originating bank and retained securitization exposure from a capital perspective.
4	Retained interest relating to multi-unit residential and social housing mortgage loans were reclassified from residential mortgage loans to commercial mortgage loans. Securitized mortgages corresponding to these retained interests have also been included in commercial mortgage loans. These changes have been applied retroactively.

Residential Mortgage Loans

The Bank securitizes residential mortgage loans through significant unconsolidated SPEs and Canadian non-SPE third-parties. Residential mortgage loans securitized by the Bank may give rise to full or partial derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank either fully or partially derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests. As at January 31, 2012, the Bank has not recognized any retained interests due to the securitization of residential mortgage loans on its Interim Consolidated Balance Sheet.

Personal Loans

The Bank securitizes personal loans through consolidated SPEs. The Bank consolidates the SPEs as they serve as financing vehicles for the Bank’s assets, and the Bank is exposed to the majority of the residual risks of the SPEs. As at January 31, 2012, the SPEs had issued $5.1 billion of commercial paper outstanding (October 31, 2011 – $5.1 billion) while other SPEs had $1.3 billion (October 31, 2011 – $1.8 billion) of notes outstanding. As at January 31, 2012, the Bank’s maximum potential exposure to loss for these conduits was $6.8 billion (October 31, 2011 – $7.2 billion) of which $1.1 billion (October 31, 2011 – $1.1 billion) of underlying personal loans was government insured.

Commercial mortgage loans

Commercial mortgage loans securitized by the Bank may be derecognized from the Bank’s balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes commercial mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests. There are no expected credit losses on the retained interests of the securitized commercial mortgages as the mortgages are all government insured.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 31

Credit card loans

The Bank securitizes credit card loans through an SPE.  On December 1, 2011, the Bank acquired substantially all of the credit card portfolio of MBNA Canada.  As a result of the acquisition, the Bank has consolidated the SPE as it serves as a financing vehicle for the Bank’s assets, and the Bank is exposed to the majority of the residual risks of the SPE. As at January 31, 2012, the consolidated SPE had $1.3 billion of issued notes outstanding. As at January 31, 2012, the Bank’s maximum potential exposure to loss for this SPE was $1.3 billion.  Prior to December 1, 2011, the Bank did not consolidate the SPE.

Securitization of Third Party-Originated Assets

The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $6.2 billion as at January 31, 2012 (October 31, 2011 – $5.5 billion). Further, as at January 31, 2012, the Bank has committed to provide an additional $1.9 billion (October 31, 2011 – $2.1 billion) in liquidity facilities that can be used to support future ABCP in the purchase of deal-specific assets. As at January 31, 2012, the Bank also provided deal-specific credit enhancement in the amount of nil (October 31, 2011 – $17 million).

All third-party assets securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller, ABCP conduits are as follows:

TABLE 29: EXPOSURE TO THIRD PARTY-ORIGINATED ASSETS SECURITIZED BY BANK-SPONSORED CONDUITS
(millions of Canadian dollars, except as noted)				As at
		Jan. 31, 2012		Oct. 31, 2011
	Exposure and	Expected	Exposure and	Expected
	ratings profile of	weighted-	ratings profile of	weighted-
	unconsolidated SPEs	average life	unconsolidated SPEs	average life
	AAA [1]	(years)[2]	AAA [1]	(years) [2]
Residential mortgage loans	$3,244	3.3	$2,215	2.9
Credit card loans	–	–	150	2.1
Automobile loans and leases	1,710	1.7	1,789	1.6
Equipment loans and leases	55	0.7	92	0.7
Trade receivables	1,224	2.5	1,223	2.7
Total exposure	$6,233	2.7	$5,469	2.4
1	The Bank’s total liquidity facility exposure only relates to ‘AAA’ rated assets.
2	Expected weighted-average life for each asset type is based upon each of the conduit’s remaining purchase commitment for revolving pools and the expected weighted–average life of the assets for amortizing pools.

As at January 31, 2012, the Bank held $568 million (October 31, 2011 – $790 million), of ABCP issued by Bank-sponsored multi-seller conduits within the trading securities category on its Interim Consolidated Balance Sheet.

Exposure to Third Party-Sponsored Conduits

The Bank has exposure to U.S. third party-sponsored conduits arising from providing liquidity facilities of $501 million as at January 31, 2012 (October 31, 2011 – $349 million) of which nil (October 31, 2011 – nil) has been drawn. The assets within these conduits comprise of individual notes backed by automotive loan receivables. As at January 31, 2012 these assets have maintained ratings from various credit rating agencies, ranging from AAA to AA.

The Bank’s exposure to Canadian third party-sponsored conduits in the form of margin funding facilities as at January 31, 2012 and October 31, 2011 was not significant.

Leveraged Finance Credit Commitments

Also included in ‘Commitments to extend credit’ in Note 21 to the 2011 Consolidated Financial Statements are leveraged finance commitments. Leveraged finance commitments are agreements that provide funding to a wholesale borrower with higher levels of debt, measured by the ratio of debt capital to equity capital of the borrower, relative to the industry in which it operates. The Bank’s exposure to leveraged finance commitments as at January 31, 2012 was not significant (October 31, 2011 – not significant).

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 32

QUARTERLY RESULTS

The following table provides summary information related to the Bank’s eight most recently completed quarters. The amounts provided for 2012 and 2011 are presented in accordance with IFRS while the amounts for 2010 are in accordance with Canadian GAAP.

TABLE 30: QUARTERLY RESULTS[1]
(millions of Canadian dollars, except as noted)				For the three months ended
	Jan. 31	Oct. 31	July 31	Apr. 30	Jan. 31
	2012	2011	2011	2011	2011
Net interest income	$3,687	$3,532	$3,514	$3,259	$3,356
Non-interest income	1,955	2,131	1,870	1,897	2,103
Total revenue	5,642	5,663	5,384	5,156	5,459
Provision for credit losses	404	340	380	349	421
Non-interest expenses	3,549	3,488	3,206	3,163	3,190
Provision for (recovery of) income taxes	272	310	367	306	343
Equity in net income of an associated, net of income taxes	61	64	59	66	57
Net income – reported	1,478	1,589	1,490	1,404	1,562
Adjustments for items of note[2]
Amortization of intangibles	60	95	94	99	103
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	45	(37)	(9)	(7)	(75)
Integration charges and direct transaction costs relating to U.S. Personal and Commercial Banking acquisitions	9	(1)	39	20	24
Fair value of credit default swaps hedging the corporate loan book net of provision for credit losses provision	1	(9)	(5)	(2)	3
Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler Financial acquisition	5	19	26	10	–
Integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada	24	–	–	–	–
Litigation reserve	171	–	–	–	–
Adjustments to allowance for incurred but not identified credit losses	(31)	–	–	–	–
Total adjustments for items of note	284	67	145	120	55
Net income – adjusted	1,762	1,656	1,635	1,524	1,617
Preferred dividends	49	48	43	40	49
Net income available to common shareholders and non-controlling interests in subsidiaries – adjusted	$1,713	$1,608	$1,592	$1,484	$1,568
Attributable to:
Non-controlling interests – adjusted [1]	26	26	27	25	26
Common shareholders – adjusted	1,687	1,582	1,565	1,459	1,542
(Canadian dollars, except as noted)
Basic earnings per share
Reported	$1.56	$1.70	$1.60	$1.52	$1.69
Adjusted	1.87	1.77	1.77	1.65	1.75
Diluted earnings per share
Reported	1.55	1.68	1.58	1.50	1.67
Adjusted	1.86	1.75	1.75	1.63	1.73
Return on common equity – reported	14.0%	15.8%	16.1%	16.1%	17.1%
Return on common equity – adjusted	16.8%	16.5%	17.7%	17.6%	17.7%
1	In prior periods, Tables 30 and 31 were combined. In the current period, they have been separated due to the difference in presentation of non-controlling interests between Canadian GAAP and IFRS.
2	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 33

TABLE 31: QUARTERLY RESULTS (UNDER CANADIAN GAAP)[1]
(millions of Canadian dollars)		For the three months ended
	Oct. 31 2010	July 31 2010	Apr. 30 2010
Net interest income	$2,983	$2,921	$2,790
Non-interest income	2,034	1,823	1,977
Total revenue	5,017	4,744	4,767
Provision for credit losses	404	339	365
Non-interest expenses	3,263	2,966	2,953
Provision for (recovery of) income taxes	374	310	308
Non-controlling interests in subsidiaries, net of income taxes[1]	27	26	26
Equity in net income of an associated company, net of income taxes	45	74	61
Net income – reported	994	1,177	1,176
Adjustments for items of note, net of income taxes[2]
Amortization of intangibles	115	117	123
Decrease (increase) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	8	14	(23)
Integration and restructuring charges relating to the U.S. Personal and Commercial Banking acquisitions	18	5	–
Decrease (increase) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	4	(9)	2
General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking	–	–	(44)
Agreement with Canada Revenue Agency	121	–	–
Total adjustments for items of note	266	127	58
Net income – adjusted	1,260	1,304	1,234
Preferred dividends	48	49	48
Net income available to common shareholders – adjusted	$1,212	$1,255	$1,186
(Canadian dollars, except as noted)
Basic earnings per share
Reported	$1.08	$1.30	$1.31
Adjusted	1.39	1.44	1.37
Diluted earnings per share
Reported	1.07	1.29	1.30
Adjusted	1.38	1.43	1.36
Return on common shareholders’ equity – reported	9.7%	12.2%	13.0%
(billions of Canadian dollars)
Average earning assets	$512	$502	$478
Net interest margin as a percentage of average earning assets	2.31%	2.31%	2.39%
1	In prior periods, Tables 30 and 31 were combined. In the current period, they have been separated due to the difference in presentation of non-controlling interests between Canadian GAAP and IFRS. Results for 2010 are reported in accordance with Canadian GAAP and the table above uses Canadian GAAP terminology.
2	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 34

ACCOUNTING POLICIES AND ESTIMATES

The Bank’s unaudited Interim Consolidated Financial Statements, presented on pages 37–98 of this Report to Shareholders, have been prepared in accordance with IFRS. For details of the Bank’s accounting policies under IFRS, see Note 2 to the Bank’s Interim Consolidated Financial Statements.

Accounting Judgments, Estimates and Assumptions

The estimates used in the Bank’s accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates could have a significant impact on the Bank’s Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies for determining estimates are well controlled and occur in an appropriate and systematic manner.

IMPAIRMENT of financial Assets

Available-for-Sale Securities

Impairment losses are recognized on available-for-sale securities if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred (a ‘loss event’) and the loss event(s) results in a decrease in the estimated cash flows of the instrument. The Bank reviews these securities at least quarterly for the presence of these conditions. This includes determining, as a matter of judgment, whether a loss event has resulted in a decline in fair value below cost that is significant or prolonged for available-for-sale equity securities, and a deterioration of credit quality for available-for-sale debt securities. Other factors considered in the impairment assessment include financial position and key financial indicators of the issuer of the instrument, significant past and continued losses of the issuer, as well as breaches of contract, including default or delinquency in interest payments and loan covenant violations.

Loans

A loan is considered impaired when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan (‘a loss event’) to the extent the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. The Bank assesses loans for objective evidence of impairment individually for loans that are individually significant, and collectively for loans that are not individually significant. Allowance for credit losses represent management’s best estimate of impairment incurred in the lending portfolios, including any off-balance sheet exposures, at the balance sheet date. Judgment is required as to the timing of designating a loan as impaired and the amount of the allowance required. Management exercises judgment as to the amount that will be recovered once the borrower defaults. Changes in the amount management expects to recover would have a direct impact on the provision for credit losses and may result in a change in the allowance for credit losses.

If there is no objective evidence of impairment for an individual loan, whether significant or not, the loan is included in a group of assets with similar credit risk characteristics and collectively assessed for impairment for losses incurred but not identified. In calculating the probable range of allowance for incurred but not identified credit losses, the Bank employs internally developed models that utilize parameters for probability of default, loss given default and exposure at default. Management’s judgment is used to determine the point within the range that is the best estimate of losses, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators that are not fully incorporated into the model calculation. Changes in these assumptions would have a direct impact on the provision for incurred but not identified credit losses and may result in a change in the related allowance for credit losses.

determination of FAIR VALUE

The fair value for financial instruments traded in active markets at the balance sheet date is based on their quoted market prices. For all other financial instruments not traded in an active market, the fair value may be based on other observable current market transactions involving the same instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. Observable market inputs include interest rate yield curves, foreign exchange rates, and option volatilities. Valuation techniques include comparisons with similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants.

For certain complex or illiquid financial instruments, fair value is determined using valuation techniques in which current market transactions or observable market inputs are not available. Determining which valuation technique to apply requires judgment. The valuation techniques themselves also involve some level of estimation and judgment. The judgments include liquidity considerations and model inputs such as volatilities, correlation, spreads, discount rates, pre-payment rates, and prices of underlying instruments. Any imprecision in these estimates can affect the resulting fair value.

The inherent nature of private equity investing is that the Bank’s valuation will change over time as the underlying investment matures and an exit strategy is developed and realized. Estimates of fair value may also fluctuate due to developments in the business underlying the investment. Such fluctuations may be significant depending on the nature of the factors going into the valuation methodology and the extent of change in those factors.

Judgment is also used in recording fair value adjustments to model valuations to account for measurement uncertainty when valuing complex and less actively traded financial instruments. If the market for a complex financial instrument develops, the pricing for this instrument may become more transparent, resulting in refinement of valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 5.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 35

DERECOGNITION

Certain assets transferred as part of securitization transactions may qualify for derecognition from the Bank’s balance sheet. To qualify for derecognition certain key determinations must be made. A decision must be made as to whether the rights to receive cash flows from the financial assets has been retained or transferred and the extent to which the risks and rewards of ownership of the financial asset has been retained or transferred. If the Bank neither transfers nor retains substantially all of the risks and rewards of ownership of the financial asset, a decision must be made as to whether the Bank has retained control of the financial asset. Upon derecognition, the Bank will record a gain or loss on sale of those assets which is dependent on the carrying values of the financial assets derecognized and whether any financial assets are received or financial liabilities are assumed. In determining the gain or loss upon derecognition, the Bank estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, expected credit losses, the cost of servicing the assets and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by the Bank. Retained interests are classified as trading securities and are initially recognized at relative fair value on the Bank’s Consolidated Balance Sheet. Subsequently the fair value of retained interests recognized by the Bank is determined by estimating the present value of future expected cash flows using management’s best estimates of key assumptions including credit losses, prepayment rates, forward yield curves and discount rates, and commensurate with the risks involved. Differences between the actual cash flows and the Bank’s estimate of future cash flows are recognized in income. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.

GOODWILL

In determining whether an impairment loss exists for goodwill, the Bank must determine the recoverable amount of the CGU or group of CGUs to which goodwill is allocated. The recoverable amount is determined using internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, price earnings multiples, discount rates, and terminal multiples. Management judgment is exercised in the determination of different assumptions and estimates used in the valuation models and could influence the calculation of the recoverable amount and the determination of the existence of impairment. Where possible, values generated internally are compared to relevant market information.

Employee Benefits

The projected benefit obligation and expense related to the Bank’s pension and other post employment benefit plans are determined using multiple assumptions that may significantly influence the value of these amounts. Actuarial assumptions including expected long-term return on plan assets, compensation increases, health care cost trend rate, and discount rate are management’s best estimates and are reviewed annually with the Bank’s actuaries. The Bank develops each assumption using relevant historical experience of the Bank in conjunction with market related data and considers if the market related data indicates there is any prolonged or significant impact on the assumptions. The discount rate used to measure plan obligations is based on long-term high quality corporate bond yields as at October 31. The expected long-term return on plan assets is based on historical returns and future expectations for returns for each asset class, as well as the target asset allocation of the fund. The other assumptions are also long-term estimates. All assumptions are subject to a degree of uncertainty. Differences between actual experience and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in increases or decreases in the pension and other post employment benefit plans obligations and expenses in future years.

INCOME TAXES

The Bank is subject to taxation in numerous jurisdictions. There are many transactions and calculations in the ordinary course of business for which the ultimate tax determination is uncertain. The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period. However, it is possible that at some future date, an additional liability could result from audits by the relevant taxing authorities.

Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. The amount of the deferred tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors, such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would decrease its deferred tax assets to the amount that it believes can be realized. The magnitude of the decrease is significantly influenced by the Bank’s forecast of future profit generation, which determines the extent to which it will be able to utilize the deferred tax assets.

provisions

Provisions arise when there is some uncertainty in the timing or amount of a loss in the future. Provisions are based on the Bank’s best estimate of all expenditures required to settle the present obligations, considering all relevant risks and uncertainties, as well as, when material, the effect of the time value of money.

Many of the Bank’s provisions relate to various legal actions that the Bank and its subsidiaries are involved in during the ordinary course of business.

For legal provisions both the Bank’s management and experts are involved in assessing the probability of a loss and in estimating any monetary impact. Throughout the life of a provision, the Bank’s management or its experts may learn of additional information that may impact its assessments about the probability of loss or about the estimates of amounts involved. Changes in these assessments may lead to changes in the amount recorded for provisions. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts recognized. The Bank reviews its legal provisions on a case-by-case basis after considering, among other factors, the progress of each case, the Bank’s experience and the experience of others in similar cases, and the opinions and views of legal counsel.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 36

INSURANCE

The assumptions used in establishing the Bank’s insurance claims and policy benefit liabilities are based on best estimates of possible outcomes.

For property and casualty insurance, the ultimate cost to the Bank will vary from the assumptions used to determine the liabilities recognized, as additional information with respect to the facts and circumstance of each claim incurred is incorporated into the liability.

For life and health insurance, the Bank’s mortality assumptions have been derived from a combination of its own experience and industry experience.

Actuarial liabilities consider all future policy cash flows, including premiums, claims, and expenses required to administer the policies.  Estimates of future policy administration expenses are based on the Bank’s previous and expected future experience.

Policyholders may allow their policies to lapse by choosing not to continue to pay premiums. The Bank bases its estimates of future lapse rates on previous experience when available, or industry experience.

consolidation of Special Purpose Entitites

Management judgment is required when assessing whether the Bank should consolidate an entity, particularly complex entities. An example of such judgment is to determine whether an entity meets the definition of an SPE, and if so, whether all the relevant facts and circumstances, when considered together, would indicate that the Bank controls such an SPE, including an analysis of the Bank’s exposure to the risks and rewards of the SPE.

Future Changes in Accounting Policies

The IASB continues to make changes to IFRS to improve the overall quality of financial reporting. The Bank is actively monitoring all of the IASB’s projects that are relevant to the Bank’s financial reporting and accounting policies. Issued standards which are effective for the Bank in the future are discussed in Note 4 to the Bank’s Interim Consolidated Financial Statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the most recent interim period, there have been no changes in the Bank’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

LIMITATION ON SCOPE OF DESIGN

Management has limited the scope of the design of the Bank’s disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR) to exclude the controls, policies and procedures of the MBNA Canada credit card portfolio, results of which are included in the Interim Consolidated Financial Statements of the Bank for the period of January 31, 2012.

   On December 1, 2011, the Bank acquired substantially all of the credit card portfolio of MBNA Canada as well as certain other assets and liabilities. As at December 1, 2011, the acquisition contributed $7,361 million of loans, $272 million of other assets, $542 million of goodwill and intangibles, and $1,336 million of liabilities to the Bank’s Consolidated Balance Sheet. The MBNA Canada acquired assets constituted approximately 1% of the total consolidated assets as at January 31, 2012. The impact of the acquisition on the Bank’s total consolidated net income for the three months ended January 31, 2012 was not significant. Results of the MBNA Canada credit card portfolio are reported primarily in the Canadian Personal and Commercial Banking and Wealth and Insurance segments.

    The scope limitation is in accordance with Canadian and U.S. securities laws, which allow an issuer to limit its design of DC&P (in the case of Canadian securities laws) and ICFR to exclude the controls, policies and procedures of a business acquired not more than 365 days before the last day of the period covered by the interim filing.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 37

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(millions of Canadian dollars, except as noted)	As at
	Jan. 31	Oct. 31	Nov. 1
	2012	2011	2010
ASSETS
Cash and due from banks	$2,870	$3,096	$2,574
Interest-bearing deposits with banks	13,006	21,016	19,136
	15,876	24,112	21,710
Trading loans, securities, and other (Note 5)	83,757	73,620	63,695
Derivatives (Note 5)	66,555	60,249	51,470
Financial assets designated at fair value through profit or loss (Note 5)	5,512	4,236	2,150
Available-for-sale securities (Note 6)	97,435	93,520	86,687
	253,259	231,625	204,002
Securities purchased under reverse repurchase agreements	64,581	53,599	50,658
Loans
Residential mortgages	158,408	155,471	136,181
Consumer instalment and other personal	115,911	115,389	107,371
Credit card	15,750	8,986	8,870
Business and government	97,726	93,144	83,205
Debt securities classified as loans	6,237	6,511	7,591
	394,032	379,501	343,218
Allowance for loan losses (Note 8)	(2,282)	(2,314)	(2,309)
Loans, net of allowance for loan losses	391,750	377,187	340,909
Other
Customers’ liability under acceptances	7,606	7,815	7,757
Investment in TD Ameritrade (Note 9)	5,235	5,159	5,438
Goodwill	12,438	12,257	12,313
Intangibles	2,274	1,844	1,804
Land, buildings and equipment, and other depreciable assets	4,186	4,083	4,249
Current income tax receivable	386	288	623
Deferred tax assets	1,041	1,196	1,045
Other assets	15,034	13,617	16,901
	48,200	46,259	50,130
Total assets	$773,666	$732,782	$667,409
LIABILITIES
Trading deposits (Notes 5, 11)	$26,630	$29,613	$22,991
Derivatives (Note 5)	68,619	62,111	52,552
Securitization liabilities at fair value (Note 5)	27,800	27,725	27,256
Other financial liabilities designated at fair value through profit or loss (Note 5)	25	32	31
	123,074	119,481	102,830
Deposits (Note 11)
Personal	276,552	268,703	249,251
Banks	16,061	11,659	12,501
Business and government	177,121	169,066	143,121
	469,734	449,428	404,873
Other
Acceptances	7,606	7,815	7,757
Obligations related to securities sold short	29,835	24,427	23,691
Obligations related to securities sold under repurchase agreements	29,048	22,074	22,191
Securitization liabilities at amortized cost	25,171	26,054	23,078
Provisions	799	536	440
Current income tax payable	97	167	1,041
Deferred tax liabilities	510	574	771
Other liabilities	28,406	24,418	25,690
	121,472	106,065	104,659
Subordinated notes and debentures	11,589	11,543	12,249
Liability for preferred shares	32	32	582
Liability for capital trust securities	2,217	2,229	2,344
Total liabilities	728,118	688,778	627,537
EQUITY
Common shares (millions of shares issued and outstanding: Jan. 31, 2012 – 905.6, Oct. 31, 2011 – 902.4, Nov. 1, 2010 – 879.7) (Note 12)	17,727	17,491	15,804
Preferred shares (millions of shares issued and outstanding: Jan. 31, 2012 – 135.8, Oct. 31, 2011 – 135.8, Nov. 1, 2010 – 135.8) (Note 12)	3,395	3,395	3,395
Treasury shares – common (millions of shares held: Jan. 31, 2012 – (1.9) , Oct. 31, 2011 – (1.4), Nov. 1, 2010 – (1.2)) (Note 12)	(157)	(116)	(91)
Treasury shares – preferred (millions of shares held: Jan. 31, 2012 – nil, Oct. 31, 2011 – nil, Nov. 1, 2010 – nil) (Note 12)	–	–	(1)
Contributed surplus	214	212	235
Retained earnings	19,003	18,213	14,781
Accumulated other comprehensive income (loss) (Note 13)	3,877	3,326	4,256
	44,059	42,521	38,379
Non-controlling interests in subsidiaries	1,489	1,483	1,493
Total equity	45,548	44,004	39,872
Total liabilities and equity	$773,666	$732,782	$667,409

The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 38

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)	For the three months ended
	Jan. 31	Jan. 31
	2012	2011
Interest income
Loans	$4,412	$4,232
Securities
Interest	837	671
Dividends	206	218
Deposits with banks	29	106
	5,484	5,227
Interest expense
Deposits	1,173	1,140
Securitization liabilities	262	314
Subordinated notes and debentures	154	173
Preferred shares and capital trust securities	43	50
Other	165	194
	1,797	1,871
Net interest income	3,687	3,356
Non-interest income
Investment and securities services	632	668
Credit fees	181	169
Net gains (losses) from available-for-sale securities	39	60
Trading income (losses)	43	102
Service charges	441	392
Card services	246	219
Insurance revenue, net of claims and related expenses	281	309
Trust fees	36	39
Other income (loss)	56	145
	1,955	2,103
Total revenue	5,642	5,459
Provision for credit losses (Note 8)	404	421
Non-interest expenses
Salaries and employee benefits	1,784	1,684
Occupancy, including depreciation	329	320
Equipment, including depreciation	208	195
Amortization of intangibles	110	160
Marketing and business development	126	113
Brokerage-related fees	76	81
Professional and advisory services	222	212
Communications	72	64
Other	622	361
	3,549	3,190
Income before income taxes and equity in net income of an investment in associate	1,689	1,848
Provision for (recovery of) income taxes	272	343
Equity in net income of an investment in associate, net of income taxes	61	57
Net income	1,478	1,562
Preferred dividends	49	49
Net income available to common shareholders and non-controlling interests in subsidiaries	$1,429	$1,513
Attributable to:
Non-controlling interests in subsidiaries	$26	$26
Common shareholders	1,403	1,487
Average number of common shares outstanding (millions) (Note 16)
Basic	901.1	879.3
Diluted	909.2	896.4
Earnings per share (dollars) (Note 16)
Basic	$1.56	$1.69
Diluted	1.55	1.67
Dividends per share (dollars)	0.68	0.61

The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 39

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)
(millions of Canadian dollars)	For the three months ended
	Jan. 31	Jan. 31
	2012	2011
Common shares (Note 12)
Balance at beginning of period	$17,491	$15,804
Proceeds from shares issued on exercise of stock options	57	93
Shares issued as a result of dividend reinvestment plan	179	152
Balance at end of period	17,727	16,049
Preferred shares (Note 12)
Balance at beginning of period	3,395	3,395
Balance at end of period	3,395	3,395
Treasury shares – common (Note 12)
Balance at beginning of period	(116)	(91)
Purchase of shares	(868)	(515)
Sale of shares	827	524
Balance at end of period	(157)	(82)
Treasury shares – preferred (Note 12)
Balance at beginning of period	–	(1)
Purchase of shares	(15)	(13)
Sale of shares	15	13
Balance at end of period	–	(1)
Contributed surplus
Balance at beginning of period	212	235
Net premium (discount) on sale of treasury shares	8	3
Stock options, contributed surplus (Note 14)	(6)	(14)
Other	–	(4)
Balance at end of period	214	220
Retained earnings
Balance at beginning of period	18,213	14,781
Net income	1,452	1,536
Common dividends	(613)	(537)
Preferred dividends	(49)	(49)
Balance at end of period	19,003	15,731
Accumulated other comprehensive income (loss) (Note 13)
Net unrealized gain (loss) on available-for-sale securities:
Balance at beginning of period	949	1,317
Other comprehensive income (loss)	136	(528)
Balance at end of period	1,085	789
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	(464)	–
Other comprehensive income (loss)	125	(98)
Balance at end of period	(339)	(98)
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	2,841	2,939
Other comprehensive income (loss)	290	(1,153)
Balance at end of period	3,131	1,786
Total	3,877	2,477
Non-controlling interests in subsidiaries
Balance at beginning of period	1,483	1,493
Net income	26	26
Other	(20)	(55)
Balance at end of period	1,489	1,464
Total equity	$45,548	$39,253

The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 40

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)[1]
(millions of Canadian dollars)	For the three months ended
	Jan. 31	Jan. 31
	2012	2011
Net income	$1,478	$1,562
Other comprehensive income (loss), net of income taxes
Change in unrealized gains (losses) on available-for-sale securities[2]	150	(526)
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities[3]	(14)	(2)
Net change in unrealized foreign currency translation gains (losses) on investments in foreign operations	229	(379)
Net foreign currency translation gains (losses) from hedging activities[4]	(104)	281
Change in net gains (losses) on derivatives designated as cash flow hedges[5]	610	(1,105)
Reclassification to earnings of net losses (gains) on cash flow hedges[6]	(320)	(48)
	551	(1,779)
Comprehensive income (loss) for the period	$2,029	$(217)
Attributable to:
Preferred shareholders	49	49
Common shareholders	1,954	(292)
Non-controlling interests in subsidiaries	26	26
1	All items presented in other comprehensive income will be reclassified to the Consolidated Statement of Income in subsequent periods.
2	Net of income tax provision of $57 million for the three months ended January 31, 2012 for (three months ended January 31, 2011 – net of income tax recovery of $202 million).
3	Net of income tax provision of $2 million and for the three months ended January 31, 2012 (three months ended January 31, 2011 – income tax recovery of nil).
4	Net of income tax recovery of $35 million for the three months ended January 31, 2012 (three months ended January 31, 2011 – income tax provision of $101 million).
5	Net of income tax provision of $254 million for the three months ended January 31, 2012 (three months ended January 31, 2011 – income tax recovery of $508 million).
6	Net of income tax provision of $160 million for the three months ended January 31, 2012 (three months ended January 31, 2011 – net of income tax provision of nil).

The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 41

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)	For the three months ended
	Jan. 31	Jan. 31
	2012	2011
Cash flows from (used in) operating activities
Net income before income taxes	$1,750	$1,905
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses (Note 8)	404	421
Depreciation	134	113
Amortization of intangibles	110	160
Net losses (gains) from available-for-sale securities	(39)	(60)
Equity in net income of an investment in associate	(61)	(57)
Deferred taxes	42	(37)
Changes in operating assets and liabilities
Interest receivable and payable	(345)	(671)
Securities sold short	5,408	616
Trading loans and securities	(10,137)	(3,919)
Loans	(7,593)	(4,500)
Deposits	17,323	8,478
Derivative financial instruments	202	2,569
Financial assets and liabilities designated at fair value through profit or loss	(1,283)	17
Securitization liabilities	(808)	356
Other	2,352	(2,335)
Income taxes paid	(459)	(1,011)
Net cash from (used in) operating activities	7,000	2,045
Cash flows from (used in) financing activities
Change in securities sold under repurchase agreements	6,974	(854)
Issue of subordinated notes and debentures	–	1,000
Repayment of subordinated notes and debentures	–	(1,000)
Repayment or redemption of liability for preferred shares and capital trust securities	(12)	(13)
Translation adjustment on subordinated notes and debentures issued in a foreign currency and other	46	31
Common shares issued	44	70
Sale of treasury shares	850	540
Purchase of treasury shares	(883)	(528)
Dividends paid	(483)	(434)
Distributions to non-controlling interests in subsidiaries	(26)	(26)
Net cash from (used in) financing activities	6,510	(1,214)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	8,010	1,342
Activities in available-for-sale securities
Purchases	(15,865)	(17,437)
Proceeds from maturities	8,761	7,181
Proceeds from sales	3,404	6,623
Net purchases of premises, equipment, and other depreciable assets	(237)	297
Securities purchased under reverse repurchase agreements	(10,982)	1,229
Net cash acquired from (paid for) acquisitions (Note 10)	(6,839)	–
Net cash from (used in) investing activities	(13,748)	(765)
Effect of exchange rate changes on cash and due from banks	12	(31)
Net increase in cash and due from banks	(226)	35
Cash and due from banks at beginning of period	3,096	2,574
Cash and due from banks at end of period	$2,870	$2,609
Supplementary disclosure of cash flow information
Amount of interest paid during the period	$2,109	$2,218
Amount of interest received	5,245	4,685
Amount of dividends received	211	229

The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 42

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 1 NATURE OF OPERATIONS

CORPORATE INFORMATION

The Toronto-Dominion Bank (TD) is a bank chartered under the Bank Act (Canada). The shareholders of a bank are not, as shareholders, liable for any liability, act or default of the bank except as otherwise provided under the Act. The Bank and its subsidiaries are collectively known as TD Bank Group (TD or the Bank). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 77 King Street West, Toronto, Ontario. TD serves customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; Wealth and Insurance, including TD Waterhouse, an investment in TD Ameritrade Holding Corporation (TD Ameritrade), and TD Insurance; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank, and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities.

BASIS OF PREPARATION

The accompanying Interim Consolidated Financial Statements and accounting principles followed by The Toronto-Dominion Bank and its subsidiaries, have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI). These Interim Consolidated Financial Statements were prepared in accordance with IAS 34, Interim Financial Reporting and IFRS 1, First-time Adoption of IFRS (IFRS 1) using the accounting policies the Bank expects to adopt in its 2012 annual Consolidated Financial Statements.

The preparation of financial statements requires that management make estimates and assumptions and use judgment regarding assets, liabilities, revenue and expenses, as further described in Note 3. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

The Interim Consolidated Financial Statements for the three months ended January 31, 2012 were authorized for issuance by the Bank’s Board of Directors on February 29, 2012.

The Bank's Consolidated Financial Statements were previously prepared in accordance with Canadian generally accepted accounting principles (GAAP). As these Interim Consolidated Financial Statements are the Bank’s first financial statements prepared using IFRS, management recorded transition adjustments to comply with IFRS. The comparative figures for 2011 were restated to reflect these adjustments. See Note 21, Transition to IFRS, for details. In addition, certain information and note disclosures which are considered material to the understanding of the Bank’s Interim Consolidated Financial Statements and which will normally be included in the annual Consolidated Financial Statements prepared in accordance with IFRS, are provided in Note 21.4, Selected Additional Annual Disclosures, along with reconciliations and descriptions of the effect of the transition to IFRS on equity, net income, and comprehensive income.

With the exception of the items set out in Note 21.4, the Interim Consolidated Financial Statements do not include all of the disclosures normally provided in annual Consolidated Financial Statements. Accordingly, it should be read in conjunction with the 2011 Consolidated Financial Statements and the accompanying notes included on pages 86 to 153 of the Bank’s 2011 Annual Report and the shaded sections of the 2011 Management’s Discussion and Analysis (MD&A) included on pages 65 to 73 of the Bank’s 2011 Annual Report. Certain disclosures are included in the shaded sections of the “Managing Risk” section of the MD&A in this report, as permitted by IFRS, and form an integral part of the Interim Consolidated Financial Statements. The Interim Consolidated Financial Statements were prepared under a historical cost basis, except for certain items carried at fair value as discussed below.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The Interim Consolidated Financial Statements include the assets, liabilities, results of operations, and cash flows of the Bank and its subsidiaries including certain special purpose entities (SPEs) which it controls. The Bank controls entities when it has the power to govern the financial and operating policies of the entity, generally when the Bank owns, directly or indirectly, more than half of the voting power of the entity. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Bank controls an entity. The Bank’s Interim Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances.

Subsidiaries

Subsidiaries are corporations or other legal entities controlled by the Bank, generally through directly holding more than half of the voting power of the entity. Subsidiaries are consolidated from the date the Bank obtains control and continue to be consolidated until the date when control ceases to exist.

All intercompany transactions, balances and recognized gains on these transactions are eliminated on consolidation. Uniform accounting policies are applied throughout the Bank for the purposes of consolidation.

Special Purpose Entities

SPEs are entities that are created to accomplish a narrow and well-defined objective. SPEs may take the form of a corporation, trust, partnership or unincorporated entity. SPEs often are created with legal arrangements that impose limits on the decision-making powers of their governing board, trustee or management over the operations of the SPE.

SPEs are consolidated when the substance of the relationship between the Bank and the SPE indicates that the SPE is controlled by the Bank. When assessing whether the Bank has to consolidate an SPE, the Bank evaluates a range of factors, including whether, in substance:

•	The activities of the SPE are being conducted on the Bank’s behalf according to its specific business needs so that the Bank obtains the benefits from the SPE’s operations;
•	The Bank has the decision-making powers to obtain the majority of the benefits of the activities of the SPE;

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•	The Bank has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks arising from the activities of the SPE; or
•	The Bank retains the majority of the residual or ownership risk related to the SPE or its assets in order to obtain the benefits from its activities.

Consolidation conclusions need to be reassessed at the end of each financial reporting period. The Bank’s policy is to consider the impact on consolidation of all significant changes in circumstances, especially the following types of events:

•	Substantive changes in ownership, such as the purchase of more than an insignificant additional interest, or disposal of more than an insignificant interest in an entity;
•	Changes in contractual or governance arrangements of an entity;
•	Additional activities undertaken, such as providing a liquidity facility beyond the terms established originally, or entering into a transaction that was not originally contemplated; or
•	Changes in the financing structure of an entity.

Investments in Associates and Jointly Controlled Entities

Entities over which the Bank has significant influence are associates and are accounted for using the equity method of accounting. Significant influence is the power to participate in the financial and operating policy decisions of an investee, but is not control or joint control over these entities. Investments in associates are carried on the Consolidated Balance Sheet initially at cost and increased or decreased to recognize the Bank’s share of the profit or loss of the associate after the date of the acquisition. The Bank’s share of earnings, gains and losses realized on disposition, and write-downs to reflect impairment in the value of such entities is reported in the Consolidated Statement of Income. The Bank’s equity share in TD Ameritrade’s earnings is reported on a one month lag basis. The Bank takes into account changes in the subsequent period that would significantly affect the results.

The proportionate consolidation method is used to account for investments in which the Bank exercises joint control. Only the Bank’s pro-rata share of assets, liabilities, income, and expenses is consolidated.

At each balance sheet date, the Banks assesses whether there is any objective evidence that the investment in an associate or jointly controlled entity is impaired. The Bank calculates the amount of impairment as the difference between the fair value of the investment and its carrying value.

Non-controlling Interests

When the Bank does not own all of the equity of the subsidiary, the minority shareholders’ interest is presented in the Consolidated Balance Sheet as non-controlling interests as a component of total equity, separate from the equity of the Bank’s shareholders. The income attributable to the minority interest holders, net of tax, is presented as a separate line item in the Consolidated Statement of Income.

CASH AND due from banks

Cash and due from banks consist of cash and amounts due from banks which are issued by investment grade financial institutions. These amounts are due on demand or have an original maturity of three months or less.

REVENUE RECOGNITION

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Bank and the revenue can be reliably measured. Revenue associated with the rendering of services is recognized by reference to the stage of completion of the transaction at the end of the reporting period. Investment and securities services income include asset management fees, administration and commission fees, and investment banking fees. Asset management fees and administration and commission fees include income from investment management and related services, custody and institutional trust services and brokerage services, which are recognized as income over the period in which the related service is rendered. Investment banking fees including advisory fees, are recognized as income when earned, and underwriting fees, are recognized as income when the Bank has rendered all services to the issuer and is entitled to collect the fee.

Card services income including interchange income from credit and debit cards and annual fees, are recognized as earned, except for annual fees, which are recognized over a 12-month period. Service charges and trust fee income are recognized as earned.

Revenue recognition policies related to financial instruments and insurance are described in the accounting policies below.

FINANCIAL INSTRUMENTS OTHER THAN DERIVATIVES

Trading Assets and Trading Liabilities

Financial instruments are included within the trading portfolio if they have been originated, acquired or incurred principally for the purpose of selling or repurchasing in the near term, or they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

Included within the trading portfolio are trading securities, trading loans, trading deposits, securitization liabilities at fair value, and obligations related to securities sold short. Also included within the trading portfolio are physical commodities.

Trading portfolio assets and liabilities are recognized on a trade date basis and are accounted for at fair value, with changes in fair value as well as any gains or losses realized on disposal recognized in trading income. Physical commodities are measured at fair value less costs to sell. Transaction costs are expensed as incurred. Dividends are recognized on the ex-dividend date and interest is recognized on an accrual basis using the effective interest rate method. Both dividends and interest are included in interest income or interest expense.

Designated at Fair Value through Profit or Loss

Certain financial assets and liabilities that do not meet the definition of trading may be designated at fair value through profit or loss. To be designated at fair value through profit or loss, financial assets and liabilities must meet one of the following criteria: (1) the designation eliminates or significantly reduces a measurement or recognition inconsistency; (2) a group of financial assets or liabilities or both is managed and its performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; or (3) the instrument contains one or more embedded derivatives unless: (a) the embedded derivative does not significantly modify the cash flows that otherwise would be required by the contract; or (b) it is clear with little or no analysis that separation of the embedded derivative from the financial instrument is prohibited. In addition, the fair value through profit or loss designation is available only for those financial instruments for which a reliable estimate of fair value can be obtained.

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Assets and liabilities designated at fair value through profit or loss are carried at fair value on the Consolidated Balance Sheet, with changes in fair value as well as any gains or losses realized on disposal recognized in other income. Interest is recognized on an accrual basis using the effective interest rate method and is included in interest income or interest expense.

Available-for-Sale Securities

Financial instruments not classified as at fair value through profit or loss, held-to-maturity or loans, are classified as available-for-sale and include equity investments and debt securities.

Available-for-sale securities are recognized on a trade date basis and are carried at fair value on the Consolidated Balance Sheet with changes in fair value recognized in other comprehensive income.

Gains and losses realized on disposal of instruments classified as available-for-sale are calculated on an average cost basis and are recognized in net gains (losses) from available-for-sale securities in non-interest income. Dividends are recognized on the ex-dividend date and interest income is recognized on an accrual basis using the effective interest rate method. Both dividends and interest are included in interest income.

For instruments classified as available-for-sale, impairment losses are recognized if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred (a ‘loss event’) and the loss event(s) results in a decrease in the estimated future cash flows of the instrument. In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in fair value below cost is considered objective evidence that impairment may have occurred. In the case of debt securities classified as available-for-sale, a deterioration in credit quality is considered objective evidence of impairment. When impairment is identified, the cumulative net loss previously recognized in other comprehensive income, less any previous impairment loss previously recognized in the Consolidated Statement of Income, is removed from other comprehensive income and recognized in net gains (losses) from available-for-sale securities in non-interest income.

If the fair value of a previously impaired equity instrument subsequently increases, the impairment loss is not reversed through the Consolidated Statement of Income. Subsequent increases in fair value are recognized in other comprehensive income. If the fair value of a previously impaired debt instrument subsequently increases and the increase can be objectively related to an event occurring after the impairment was recognized in the Consolidated Statement of Income, then the impairment loss is reversed through the Consolidated Statement of Income. An increase in fair value in excess of impairment recognized previously in the Consolidated Statement of Income is recognized in other comprehensive income.

Loans

Loans are non-derivative financial assets with fixed or determinable payments that the Bank does not intend to sell immediately or in the near term and that are not quoted in an active market. Loans are carried at amortized cost on the Consolidated Balance Sheet, net of an allowance for loan losses and net of unearned income, which includes prepaid interest, loan origination fees and costs, commitment fees, loan syndication fees, and unamortized discounts.

Interest income is recognized using the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash flows over the expected life of the loan. Loan origination fees and costs are considered to be adjustments to the loan yield and are recognized in interest income over the term of the loan.

Commitment fees are recognized in other income over the commitment period when it is unlikely that the commitment will be called upon; otherwise, they are recognized in interest income over the term of the resulting loan. Loan syndication fees are recognized in other income upon completion of the financing placement unless the yield on any loan retained by the Bank is less than that of other comparable lenders involved in the financing syndicate. In such cases, an appropriate portion of the fee is recognized as a yield adjustment to interest income over the term of the loan.

Loan Impairment and the Allowance for Credit Losses, Excluding Acquired Credit-Impaired Loans

A loan (including a debt security classified as a loan) is considered impaired when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan (‘a loss event’) to the extent the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. Indicators of impairment could include, but are not limited to one or more of the following:

•	Significant financial difficulty of the issuer or obligor;
•	A breach of contract, such as a default or delinquency in interest or principal payments;
•	Increased probability that the borrower will enter bankruptcy or other financial reorganization; and
•	The disappearance of an active market for that financial asset.

Acquired credit-impaired (ACI) loans are reported separately from impaired loans as they exhibited indications of impairment at the date of acquisition and are accounted for based on present value of expected cash flows on the date of acquisition and subsequent to acquisition.

A loan will be reclassified back to performing status when it has been determined that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the original or revised contractual conditions of the loan and all criteria for the impaired classification have been remedied. Subject to assessment on a loan-by-loan basis, the Bank may restructure a loan or take possession of collateral. Restructuring may involve extending the payment arrangements and modification of various covenant terms. Once modified, if management expects full collection of payments under the revised loan terms, the loan is not considered impaired.

Allowance for credit losses represent management’s best estimate of impairment incurred in the lending portfolios, including any off-balance sheet exposures, at the balance sheet date. The allowance for loan losses, which includes credit-related allowances for residential mortgages, consumer instalment and other personal, credit card, business and government loans, and debt securities classified as loans, is deducted from loans on the Consolidated Balance Sheet. The allowance for credit losses for off-balance sheet instruments, which relates to certain guarantees, letters of credit and undrawn lines of credit, is recognized in other liabilities on the Consolidated Balance Sheet. Allowances for lending portfolios reported on the balance sheet and off-balance sheet exposures are calculated using the same methodology. The allowance is increased by the provision for credit losses, and decreased by write-offs net of recoveries. The Bank maintains both counterparty-specific and collectively assessed allowances. Each quarter, allowances are reassessed and adjusted based on any changes in management’s estimate of the future cash flows estimated to be recovered.

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A loan is written off against the related allowance for credit losses when there is no realistic prospect of recovery. Non-retail loans are generally written off when all reasonable collections efforts have been exhausted, such as when a loan is sold, when all security has been realized or when all security has been resolved with the receiver or bankruptcy court. Non-real estate secured retail loans are generally written off when contractual payments are 180 days past due, or when a loan is sold. Real-estate secured retail loans are generally written off when the security is realized.

Counterparty-Specific Allowance

Individually significant loans, such as the Bank’s medium-sized business and government loans and debt securities classified as loans, are assessed for impairment at the counterparty-specific level. The impairment assessment is based on the counterparty’s credit ratings, overall financial condition, and where applicable, the realizable value of the collateral. An allowance, if applicable, is measured as the difference between the carrying amount of the loan and the estimated recoverable amount. The estimated recoverable amount is the present value of the estimated future cash flows, discounted using the loan’s original effective interest rate.

Collectively Assessed Allowance for Individually Insignificant Impaired Loans

Individually insignificant loans, such as the Bank’s personal and small business loans and credit cards, are collectively assessed for impairment. Allowances are calculated using a formula that incorporates recent loss experience, historical default rate, and the type of collateral pledged.

Collectively Assessed Allowance for Incurred but Not identified Credit Losses

If there is no objective evidence of impairment for an individual loan, whether significant or not, the loan is included in a group of assets with similar credit risk characteristics and collectively assessed for impairment for losses incurred but not identified. This allowance is referred to as the allowance for incurred but not identified credit losses. The level of the allowance for each group depends upon an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators. Historical loss experience is adjusted based on current observable data to reflect the effects of current conditions. The allowance for losses that are incurred but not identified is computed using credit risk models that consider probability of default (loss frequency), loss given credit default (loss severity), and exposure at default.

Acquired Loans

All acquired loans are initially measured at their fair value which reflects incurred credit losses estimated at the acquisition date and also reflects adjustments based on the acquired loan’s interest rate in comparison to then current market rates. As a result, no allowance for credit losses is recorded on the date of acquisition. When loans are acquired with evidence of incurred credit loss where it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments, they are considered to be ACI loans; these loans and their associated accounting are described in the section below.

Acquired loans for which an incurred loss is not present at the acquisition date, are subsequently accounted for at amortized cost based on their contractual cash flows and any acquisition related discount or premium is considered to be an adjustment to the loan yield and is recognized in interest income over the term of the loan using the effective interest rate method. These loans are included in the Bank’s originated loan portfolios and are subject to assessment under the Bank’s allowance framework for counterparty-specific, collectively assessed individually insignificant, and collectively assessed allowances that are incurred but not identified subsequent to acquisition.

Acquired Credit-Impaired Loans

ACI are acquired loans with evidence of incurred credit losses where it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments. These loans are accounted for based on the present value of expected cash flows as opposed to their contractual cash flows.

ACI loans were identified as impaired at acquisition based on specific risk characteristics of the loans, including past due status, performance history as well as recent borrower credit scores. The Bank then determined the fair value of the ACI loans at the acquisition date by discounting expected cash flows at a market observable discount rate and where necessary adjusted for factors a market participant would use when determining fair value. In determining the expected cash flows to be collected, management incorporated assumptions regarding default rates, loss severities and the amount and timing of prepayments.

With respect to certain individually significant ACI loans, accounting is applied individually at the loan level. The remaining ACI loans are aggregated into one or more pools provided that they are acquired in the same fiscal quarter and have common risk characteristics. A pool is then accounted for as a single asset with a single composite interest rate and an aggregate expectation of cash flows.

Subsequent to acquisition, the Bank will re-assess its estimate of cash flows to determine if updates are required. Updates to cash flow estimates incorporate assumptions regarding default rates, loss severities, the amount and timing of prepayments and other factors that are reflective of current market conditions. Probable decreases in expected cash flows trigger the recognition of additional impairment, which is measured based on the present value of the expected cash flows discounted at the effective interest rate of the loan. Impairment that occurs subsequent to the acquisition date is recognized through the provision for credit losses. As ACI loans are consistently evaluated for credit losses by accounting for the loan based on present value of expected cash flows, inclusive of incurred loss, both at acquisition and subsequent to acquisition, they are not subject to allowance for losses that are incurred but not identified, as incurred credit losses are specifically identified and reflected in the loan’s carrying value net of any allowance.

Probable and significant increases in expected cash flows would first reverse any previously taken impairment; any remaining increases are recognized in income immediately as interest income. In addition, for fixed-rate ACI loans the timing of expected cash flows may increase or decrease which may result in adjustments through interest income to the acquisition discount (both favourably and unfavourably) in order to maintain the inception yield of the ACI loan.

If the timing and/or amounts of expected cash flows on ACI loans were determined not to be reasonably estimable, no interest would be recognized and the loans would be reported as non-performing; however, since the timing and amounts of expected cash flows are reasonably estimable, interest is being recognized and the loans are reported as performing.

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Covered Loans

Loans subject to loss share agreements with the Federal Deposit Insurance Corporation (“FDIC”) are considered FDIC covered loans. The amount expected to be reimbursed by the FDIC are considered separately as indemnification assets and are initially measured at fair value. If losses on the portfolio are greater than amounts expected as at the acquisition date, an impairment loss is taken by establishing an allowance for credit losses, which is determined gross, exclusive of any adjustments to the indemnification assets.

Indemnification assets are subsequently adjusted for any changes in estimates related to the overall collectability of the underlying loan portfolio.

Any additional impairment of the underlying loan portfolio generally results in an increase of the indemnification asset through the provision for credit losses. Alternatively, decreases in the expectation of losses of the underlying loan portfolio generally results in a decrease of the indemnification asset through net interest income (or through the provision for credit losses if impairment was previously taken). The indemnification asset is drawn down as payments are received from the FDIC pertaining to the loss share agreements.

FDIC covered loans are recorded in “Loans” on the Interim Consolidated Balance Sheet. The indemnification assets are recorded in “Other assets” on the Interim Consolidated Balance Sheet.

At the end of each loss share period, the Bank may be required to make a payment to the FDIC if the actual losses incurred are less than the Intrinsic Loss Estimate as defined in the loss share agreements. The payment is determined as 20% of the excess between the intrinsic loss estimate and actual covered losses determined in accordance with the loss sharing agreement, net of specified servicing costs. The fair value of the estimated payment is included in part of the indemnification asset at the date of acquisition. Subsequent changes to the estimated payment are considered in determining the adjustment to the indemnification asset as described above.

Financial Liabilities Carried at Amortized Cost

Deposits

Deposits, other than deposits included in a trading portfolio, are accounted for at amortized cost. Accrued interest on deposits, calculated using the effective interest rate method, is included in other liabilities on the Consolidated Balance Sheet.

Liability for Preferred Shares and Capital Trust Securities

The Bank classifies issued instruments in accordance with the substance of the contractual arrangement. Issued instruments that are mandatorily redeemable or convertible into a variable number of the Bank’s common shares at the holder’s option are classified as liabilities on the Consolidated Balance Sheet. Dividend or interest payments on these instruments are recognized in interest expense.

Preferred shares that are not mandatorily redeemable or that are not convertible into a variable number of the Bank’s common shares at the holder’s option are not classified as liabilities and are presented in Share Capital.

Guarantees

The Bank issues guarantee contracts that require payments to be made to guaranteed parties based on: (i) changes in the underlying economic characteristics relating to an asset or liability of the guaranteed party; (ii) failure of another party to perform under an obligating agreement; or (iii) failure of another third party to pay its indebtedness when due. Financial standby letters of credit are financial guarantees that represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse and collateral security requirements as loans extended to customers. Performance standby letters of credit are considered non-financial guarantees as payment does not depend on the occurrence of a credit event and is generally related to a non-financial trigger event. Both of these types of contracts are initially measured and recorded at their fair value. Fair value is normally equal to the present value of the guarantee fees received over the life of contract. The Bank’s release from risk is recognized over the term of the guarantee using a systematic and rational amortization method. Credit derivatives are over-the-counter (OTC) contracts designed to transfer the credit risk in an underlying financial instrument from one counterparty to another. If a guarantee meets the definition of a derivative, it is carried at fair value on the Consolidated Balance Sheet and reported as a derivative in financial assets or financial liabilities at fair value.

DERIVATIVES

Derivatives are financial contracts that derive their value from changes in underlying interest rates, foreign exchange rates, credit spreads, commodity prices, equities, or other financial or non-financial measures. Such instruments include interest rate, foreign exchange, equity, commodity and credit derivative contracts. The Bank uses these instruments for trading purposes and non-trading purposes to manage the risks associated with its funding and investment strategies.

Derivatives are carried at their fair value on the Consolidated Balance Sheet.

The notional amounts of derivatives are not recorded as assets or liabilities as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional principal amounts do not represent the potential gain or loss associated with market risk and are not indicative of the credit risk associated with derivatives.

Derivatives Held for Trading Purposes

The Bank enters into trading derivative contracts to meet the needs of its customers, to enter into trading positions, and in certain cases, to manage risks related to its trading portfolio. The realized and unrealized gains or losses on trading derivatives are recognized immediately in trading income.

Derivatives Held for Non-trading Purposes

When derivatives are held for non-trading purposes and when the transactions meet the hedge accounting requirements of IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), they are classified by the Bank as non-trading derivatives and receive hedge accounting treatment, as appropriate. Certain derivative instruments that are held for economic hedging purposes, and do not meet the hedge accounting requirements of IAS 39, are also classified as non-trading derivatives but the change in fair value of these derivatives is recognized in other income.

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Hedging Relationships

Hedge Accounting

At the inception of a hedging relationship, the Bank documents the relationship between the hedging instrument and the hedged item, its risk management objective and its strategy for undertaking the hedge. The Bank also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging transactions are highly effective in offsetting the changes attributable to the hedged risks in the fair values or cash flows of the hedged items. In order to be considered effective, the hedging instrument and the hedged item must be highly and inversely correlated such that the changes in the fair value of the hedging instrument will substantially offset the effects of the hedged exposure to the Bank throughout the term of the hedging relationship. If a hedging relationship becomes ineffective, it no longer qualifies for hedge accounting and any subsequent change in the fair value of the hedging instrument is recognized in the Consolidated Statement of Income.

Changes in fair value relating to the derivative component excluded from the assessment of hedge effectiveness is recognized immediately in the Consolidated Statement of Income.

When derivatives are designated as hedges, the Bank classifies them either as: (i) hedges of the changes in fair value of recognized assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges); or (iii) hedges of net investments in a foreign operation (net investment hedges).

Fair Value Hedges

The Bank’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate long-term financial instruments due to movements in market interest rates.

Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recognized in the Consolidated Statement of Income, along with changes in the fair value of the assets, liabilities or group thereof that are attributable to the hedged risk. Any change in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in other income.

The cumulative adjustment to the carrying amount of the hedged item (the basis adjustment) is amortized to the Consolidated Statement of Income based on a recalculated effective interest rate over the remaining expected life of the hedged item, with amortization beginning no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the hedged risk. Where the hedged item has been derecognized, the basis adjustment is immediately released to the Consolidated Statement of Income.

Cash Flow Hedges

The Bank is exposed to variability in future cash flows that are denominated in foreign currencies, as well as the variability in future cash flows on non-trading assets and liabilities that bear interest at variable rates, or are expected to be refunded or reinvested in the future. The amounts and timing of future cash flows are projected for each hedged exposure on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults.

The effective portion of the change in the fair value of the derivative or hedging instrument that is designated and qualify as a cash flow hedge is recognized in other comprehensive income. The change in fair value of the derivative or hedging instrument relating to the ineffective portion is recognized immediately in other income.

Amounts accumulated in other comprehensive income are reclassified to the Consolidated Statement of Income in the period in which the hedged item affects income.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income at that time remains in other comprehensive income until the forecasted transaction is recognized in the Consolidated Statement of Income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately reclassified to the Consolidated Statement of Income.

Net Investment Hedges

Hedges of net investments in foreign operations are accounted for similar to cash flow hedges. The change in fair value on the hedging instrument relating to the effective portion is recognized in other comprehensive income. The change in fair value of the hedging instrument relating to the ineffective portion is recognized immediately in the Consolidated Statement of Income. Gains and losses accumulated in other comprehensive income are reclassified to the Consolidated Statement of Income upon the disposal or partial disposal of the investment in the foreign operation.

Embedded Derivatives

Derivatives may be embedded in other financial instruments (the host instrument). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined contract is not held for trading or designated at fair value through profit or loss. These embedded derivatives are recognized on the Consolidated Balance Sheet as derivatives and measured at fair value with subsequent changes recognized in non-interest income in the Consolidated Statement of Income.

TRANSLATION OF FOREIGN CURRENCIES

The Bank’s Consolidated Financial Statements are presented in Canadian dollars, which is the presentation currency of the Bank. Items included in the financial statements of each of the Bank’s entities are measured using their functional currency, which is the currency of the primary economic environment in which they operate.

Monetary assets and liabilities denominated in a currency that differs from an entity’s functional currency are translated into the functional currency of the entity at exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates. Income and expenses are translated into an entity’s functional currency at average exchange rates prevailing throughout the year. Translation gains and losses are included in non-interest income except for available-for-sale equity securities where unrealized translation gains and losses are recorded in other comprehensive income until the asset is sold or becomes impaired.

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Foreign-currency denominated subsidiaries are those with a functional currency other than Canadian dollars. For the purpose of translation into the Bank’s functional currency, all assets and liabilities are translated at exchange rates in effect at the balance sheet date and all income and expenses are translated at average exchange rates for the period. Unrealized translation gains and losses relating to these operations, net of gains or losses arising from net investment hedges of these positions and applicable income taxes, are included in other comprehensive income. Gains and losses accumulated in other comprehensive income are recognized in the Consolidated Statement of Income upon the disposal or partial disposal of the investment in the foreign operation. The investment balance of foreign entities accounted for by the equity method, including TD Ameritrade, is translated into Canadian dollars using the closing rate at the end of the period with exchange gains or losses recognized in other comprehensive income.

Offsetting OF Financial Instruments

Financial assets and liabilities are offset, with the net amount presented in the Consolidated Balance Sheet, only if the Bank currently has a legally enforceable right to set off the recognized amounts, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. In all other situations they are presented gross.

DETERMINATION OF FAIR VALUE

The fair value of a financial instrument on initial recognition is normally the transaction price, i.e. the fair value of the consideration given or received. The best evidence of fair value is quoted prices in active markets, and is based on bid prices for financial assets, and offered prices for financial liabilities. When financial assets and liabilities have offsetting market risks, the Bank uses mid-market prices as a basis for establishing fair values for the offsetting risk positions and applies the bid or offered price to the net open position, as appropriate. When there is no active market for the instrument, the fair value may be based on other observable current market transactions involving the same instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs.

The Bank recognizes various types of valuation adjustments to account for factors that market participants would use in determining fair value which are not included in valuation techniques due to system limitations or measurement uncertainty. Valuation adjustments reflect the Bank’s assessment of factors that market participants would use in pricing the asset or liability. These include, but are not limited to, the unobservability of inputs used in the pricing model, or assumptions about risk, such as creditworthiness of each counterparty and risk premiums that market participants would require given the inherent risk in the pricing model.

If there is a difference between the value based on a valuation technique which includes inputs from observable markets and the initial transaction price, the difference is referred to as inception profit or loss. Inception profit or loss is recognized into income upon initial recognition of the instrument. When an instrument is measured using a valuation technique that utilizes significant non-observable market inputs, it is initially valued at the transaction price, which is considered the best estimate of fair value. Subsequent to initial recognition, any difference between the transaction price and the value determined by the valuation technique at initial recognition is recognized into income as non-observable inputs become observable.

If the fair value of a financial asset measured at fair value becomes negative, it is recognized as a financial liability until either its fair value becomes positive, at which time it is recognized as a financial asset, or until it is extinguished.

DERECOGNITION OF FINANCIAL INSTRUMENTS

Financial Assets

The Bank derecognizes a financial asset when the contractual rights to that asset have expired. Derecognition may also be appropriate where the contractual right to receive future cash flows from the asset have been transferred, or where the Bank retains the rights to future cash flows from the asset, but assumes an obligation to pay those cash flows to a third party subject to certain criteria.

When the Bank transfers a financial asset, it is necessary to assess the extent to which the Bank has retained the risks and rewards of ownership of the transferred asset. If substantially all the risks and rewards of ownership of the financial asset have been retained, the Bank continues to recognize the financial asset and also recognizes a financial liability for the consideration received. If substantially all the risks and rewards of ownership of the financial assets have been transferred, the Bank will derecognize the financial asset and recognize separately as assets or liabilities any rights and obligations created or retained in the transfer. The Bank determines whether substantially all the risk and rewards have been transferred by quantitatively comparing the variability in cash flows before and after the transfer.

If the Bank neither transfers nor retains substantially all the risks and rewards of ownership of the financial assets, the Bank derecognizes the financial asset where it has relinquished control of the financial asset. The Bank is considered to have relinquished control of the financial asset where the transferee has the practical ability to sell the transferred financial asset. Where the Bank has retained control of the financial asset, it continues to recognize the financial assets to the extent of its continuing involvement in the financial asset. Under these circumstances, the Bank usually retains the rights to future cash flows relating to the assets securitized through a residual interest in the assets and is exposed to some degree of risk associated with the securitized assets. The Bank applies continuing involvement accounting for these assets.

The derecognition criteria are also applied to the transfer of part of an asset, rather than the asset as a whole, or to a group of similar financial assets in their entirety, when applicable. If transferring a part of an asset, it must be a specifically identified cash flow, a fully proportionate share of the asset, or a fully proportionate share of a specifically identified cash flow.

Securitization

The Bank securitizes financial assets by transferring those financial assets to a third party. If the transfer qualifies for derecognition, a gain or loss is recognized immediately in other income after the effects of hedges on the assets sold, if applicable. The amount of the gain or loss recognized depends on the previous carrying values of the receivables involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. To obtain fair value, quoted market prices are used, where available. However, as market prices are generally not available for retained interests, fair value is determined by estimating the present value of future expected cash flows using management’s best estimates of key assumptions. Refer to Note 3 for assumptions used by management in determining the fair value of retained interests.

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Where the Bank retains the servicing rights, the benefits of servicing are assessed against market expectations. When the benefits of servicing are more than adequate, a servicing asset is recognized. When the benefits of servicing are less than adequate, a servicing liability is recognized.

Financial Liabilities

The Bank derecognizes a financial liability when the obligation under the liability is discharged, cancelled or expires. If an existing financial liability is replaced by another financial liability from the same lender on substantially different terms or where the terms of the existing liability are substantially modified, the original liability is derecognized and a new liability is recognized with the difference in the respective carrying amounts recognized in the Consolidated Statement of Income.

Securities Purchased Under Reverse Repurchase Agreements, Securities Sold Under Repurchase Agreements, and Securities Borrowing and Lending

Securities purchased under reverse repurchase agreements involve the purchase of securities by the Bank under agreements to resell the securities at a future date. These agreements are treated as collateralized lending transactions whereby the Bank takes possession of the purchased securities, but does not acquire the risks and rewards of ownership. The Bank monitors the market value of the purchased securities relative to the amounts due under the reverse repurchase agreements, and when necessary, requires transfer of additional collateral. In the event of counterparty default, the agreements provide the Bank with the right to liquidate the collateral held and offset the proceeds against the amount owing from the counterparty.

Obligations related to securities sold under repurchase agreements involve the sale of securities by the Bank to counterparties under agreements to repurchase the securities at a future date. These agreements do not result in the risks and rewards of ownership being relinquished and are treated as collateralized borrowing transactions. Certain transactions that do not meet derecognition criteria under IFRS are also included in obligations related to securities sold under repurchase agreements. Refer to Note 7, Derecognition of Financial Assets for further details.

Securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements are initially recorded on the Consolidated Balance Sheet at the respective prices at which the securities were originally acquired or sold, plus accrued interest. Subsequently, the agreements are measured at amortized cost on the Consolidated Balance Sheet, plus accrued interest. Interest earned on reverse repurchase agreements, and interest incurred on repurchase agreements is determined using the effective interest rate method and is included in interest income and interest expense, respectively, on the Consolidated Statement of Income.

In security lending transactions the Bank lends securities to a counterparty and receives collateral in the form of cash or securities. If cash collateral is received, the Bank records the cash along with an obligation to return the cash as an obligation related to securities sold under repurchase agreements on the Consolidated Balance Sheet. Where securities are received as collateral, the Bank does not record the collateral on the Consolidated Balance Sheet.

In securities borrowing transactions the Bank borrows securities from a counterparty and pledges either cash or securities as collateral. If cash is pledged as collateral, the Bank records the transaction as securities purchased under reverse repurchase agreements on the Consolidated Balance Sheet. Securities pledged as collateral remain on the Bank’s Consolidated Balance Sheet.

Where securities are pledged or received as collateral, security borrowing fees and security lending income are recorded in non-interest expenses and non-interest income, respectively, in the Consolidated Statement of Income. Where cash is pledged or received as collateral, interest received or incurred is determined using the effective interest rate method and is included in interest income and interest expense, respectively, in the Consolidated Statement of Income.

GOODWILL

Goodwill represents the excess purchase price paid over the net fair value of identifiable assets and liabilities acquired in a business combination. Goodwill is carried at its initial cost less accumulated impairment losses.

Goodwill is allocated to a cash generating unit (CGU) or group of CGUs that is expected to benefit from the synergies of the business combination, regardless of whether any assets acquired and liabilities assumed are assigned to the CGU or group of CGUs. A CGU is the smallest identifiable group of assets that generate cash flows largely independent of the cash inflows from other assets or groups of assets. Each unit to which the goodwill is allocated represents the lowest level within the Bank at which the goodwill is monitored for internal management purposes and is not larger than an operating segment.

Goodwill is assessed for impairment at least annually and when an event or change in circumstances indicates that the carrying value may be impaired. When impairment indicators are present, the recoverable amount of the CGU or group of CGUs, which is the higher of its estimated fair value less costs to sell and its value-in-use, is determined. If the carrying value of the CGU or group of CGUs is higher than its recoverable amount, an impairment loss exists.  The impairment loss is recognized in the Consolidated Statement of Income and is applied to the goodwill balance. An impairment loss cannot be reversed in future periods.

INTANGIBLE ASSETS

The Bank’s intangible assets consist primarily of core deposit intangibles, customer relationships, and computer software. Intangible assets are initially recognized at fair value and are amortized over their estimated useful lives (3 to 20 years) proportionate to their expected economic benefits, except for software which is amortized over its estimated useful life (3 to 7 years) on a straight-line basis.

The Bank assesses its intangible assets for impairment on a quarterly basis. When impairment indicators are present, the recoverable amount of the asset, which is the higher of its estimated fair value less costs to sell and its value-in-use, is determined. If the carrying value of the asset is higher than its recoverable amount, the asset is written down to its recoverable amount. An impairment loss is recognized in the Consolidated Statement of Income in the period in which the impairment is identified. Impairment losses recognized previously are assessed and reversed if the circumstances leading to the impairment are no longer present. Reversal of any impairment loss will not exceed the carrying amount of the intangible asset that would have been determined had no impairment loss been recognized for the asset in prior periods.

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LAND, BUILDINGS AND EQUIPMENT, AND OTHER DEPRECIABLE ASSETS

Land is recognized at cost. Buildings, computer equipment, furniture and fixtures, other equipment and leasehold improvements are recognized at cost less accumulated depreciation and provisions for impairment, if any. Gains and losses on disposal are included in non-interest income in the Consolidated Statement of Income.

Properties or other assets leased under a finance lease are capitalized as assets and depreciated on a straight-line basis over the lesser of the lease term and the estimated useful life of the asset.

Depreciation is recognized on a straight-line basis over the useful lives of the assets estimated by asset category, as follows:

Asset	Useful Life
Buildings	15 to 40 years
Computer equipment	3 to 7 years
Furniture and fixtures	3 to 15 years
Other equipment	5 to 8 years
Leasehold improvements	Lesser of lease term plus one renewal and 15 years

The Bank assesses its depreciable assets for impairment on a quarterly basis. When impairment indicators are present, the recoverable amount of the asset, which is the higher of its estimated fair value less costs to sell and its value-in-use, is determined. If the carrying value of the asset is higher than its recoverable amount, the asset is written down to its recoverable amount. An impairment loss is recognized in the Consolidated Statement of Income in the period in which the impairment is identified. Impairment losses recognized previously are assessed and reversed if the circumstances leading to their impairment are no longer present. Reversal of any impairment loss will not exceed the carrying amount of the depreciable asset that would have been determined had no impairment loss been recognized for the asset in prior periods.

SHARE-BASED COMPENSATION

The Bank grants share options to certain employees as compensation for services provided to the Bank. The Bank uses a binomial tree-based valuation option pricing model to estimate fair value for all share-based compensation awards. The cost of the share options is based on the fair value estimated at the grant date and is recognized as compensation expense and contributed surplus over the service period required for employees to become fully entitled to the awards. This period is generally equal to the vesting period and includes a period prior to the grant date. For the Bank’s share options, this period is generally equal to five years. The contributed surplus balance is reduced as the options are exercised and the amount initially recognized for the options in contributed surplus is recorded as an increase in common shares.

The Bank has various other share-based compensation plans where certain employees are awarded cash payments equivalent to units of the Bank’s common shares as compensation for services provided to the Bank. The obligation related to share units is included in other liabilities. Compensation expense is recognized based on the fair value of the share units at the grant date adjusted for changes in fair value between the grant date and the vesting date, net of the effects of hedges, over the service period required for employees to become fully entitled to the awards. This period is generally equal to the vesting period and includes a period prior to the grant date. For the Bank’s share units, this period is generally equal to four years.

EMPLOYEE BENEFITS

Defined Benefit Plans

Actuarial valuations are prepared at least every three years to determine the present value of the projected benefit obligation related to the Bank’s principal pension and non-pension post-retirement benefit plans. Pension and non-pension post-retirement benefit expenses are determined based upon separate actuarial valuations using the projected benefit method pro-rated on service and management’s best estimates of expected long-term return on plan assets, compensation increases, health care cost trend rate, and discount rate, which are reviewed annually with the Bank’s actuaries. The expense recognized includes the cost of benefits for employee service provided in the current year, interest expense on obligations, expected return on plan assets, the amortization of the cost of unvested plan amendments, and amortization of actuarial gains or losses. The fair value of plan assets and the present value of the projected benefit obligation are measured as at October 31. The cumulative difference between expense and contributions is reported in other assets or other liabilities.

The cost of plan amendments are recognized in income immediately if they relate to vested benefits. Otherwise, the cost of plan amendments are deferred and amortized into income on a straight-line basis over the vesting period, which is the period until the plan member becomes unconditionally entitled to the benefits for the principal pension plans and the expected average remaining period to full eligibility for the principal non-pension post-retirement benefit plan.

The excess, if any, of the accumulated net actuarial gain or loss over 10% of the greater of the projected benefit obligation and the fair value of plan assets for the Bank’s principal pension plans is recognized in income on a straight-line basis over the expected average remaining working lives of the active plan members. This is commonly referred to as the corridor approach.

Prepaid pension assets recognized by the Bank are subject to a ceiling which limits the asset recognized on the Consolidated Balance Sheet to the amount that is recoverable through refunds of contributions or future contribution holidays. In addition, where a regulatory funding deficit exists related to a defined benefit plan, the Bank is required to record a liability equal to the present value of all future cash payments required to eliminate that deficit.

Curtailment and settlement gains and losses are recognized by the Bank when the curtailment or settlement occurs. A curtailment occurs when the Bank is demonstrably committed to materially reducing the number of employees covered by the plan, or amending the terms of a defined benefit plan so that a significant element of future service by current employees will no longer qualify for benefits, or will qualify only for reduced benefits. A settlement occurs when the Bank enters into a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan.

Defined Contribution Plans

For defined contribution plans, annual pension expense is equal to the Bank’s contributions to those plans.

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INSURANCE

Premiums for short-duration insurance contracts, net of reinsurance, for short-duration insurance contracts, primarily property and casualty, are deferred as unearned premiums and reported in other income on a pro rata basis over the terms of the policies except for contracts where the period of risk differs significantly from the contract period. Unearned premiums are reported in other liabilities, gross of premiums attributable to reinsurers. The reinsurers’ share is recognized as an asset in other assets. Premiums from life and health insurance policies are recognized as income when due from the policyholder.

For property and casualty insurance, insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy claims, as determined by the appointed actuary in accordance with accepted actuarial practice, and are reported as other liabilities. Expected claims and policy benefit liabilities are determined on a case-by-case basis as insurance claims are reported and actuarial assumptions are reassessed. In addition to reported claims information, the liabilities recognized by the Bank include a provision to account for the future development of insurance claims, including insurance claims incurred but not reported by policyholders (IBNR). IBNR liabilities are evaluated based on historical development trends and actuarial methodologies for groups of claims with similar attributes. For life and health insurance, actuarial liabilities represent the present values of future policy cash flows as determined using standard actuarial valuation practices. Changes in actuarial liabilities are reported in other income.

PROVISIONS

Provisions are recognized when the Bank has a present obligation (legal or constructive) as a result of a past event, the amount of which can be reliably estimated, and it is probable that an outflow of resources will be required to settle the obligation.

Provisions are measured based on management’s best estimate of the consideration required to settle the obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. If the effect of the time value of money is material, provisions are measured at the present value of the expenditure expected to be required to settle the obligation, using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. The increase in provisions due to the passage of time is recognized as interest expense.

INCOME TAXES

Income tax is comprised of current and deferred tax. Income tax is recognized in the Consolidated Statement of Income except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case the related taxes are also recognized in other comprehensive income or directly in equity, respectively.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the Consolidated Balance Sheet and the amounts attributed to such assets and liabilities for tax purposes. Deferred tax assets and liabilities are determined based on the tax rates that are expected to apply when the assets or liabilities are reported for tax purposes. Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. Deferred tax liabilities are not recognized on temporary differences arising on investments in subsidiaries, branches and associates, and interests in joint ventures if the Bank controls the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The Bank records a provision for uncertain tax positions if it is probable that the Bank will have to make a payment to tax authorities upon their examination of a tax position. This provision is measured at the Bank’s best estimate of the amount expected to be paid. Provisions are reversed to income in the period in which management determines they are no longer required or as determined by statute.

NOTE 3 SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The estimates used in the Bank’s accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates could have a significant impact on the Bank’s Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies for determining estimates are well controlled and occur in an appropriate and systematic manner.

IMPAIRMENT of financial Assets

Available-for-Sale Securities

Impairment losses are recognized on available-for-sale securities if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred (a ‘loss event’) and the loss event(s) results in a decrease in the estimated cash flows of the instrument. The Bank reviews these securities at least quarterly for the presence of these conditions. This includes determining, as a matter of judgment, whether a loss event has resulted in a decline in fair value below cost that is significant or prolonged for available-for-sale equity securities, and a deterioration of credit quality for available-for-sale debt securities. Other factors considered in the impairment assessment include financial position and key financial indicators of the issuer of the instrument, significant past and continued losses of the issuer, as well as breaches of contract, including default or delinquency in interest payments and loan covenant violations.

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Loans

A loan is considered impaired when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan (‘a loss event’) to the extent the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. The Bank assesses loans for objective evidence of impairment individually for loans that are individually significant, and collectively for loans that are not individually significant. Allowance for credit losses represent management’s best estimate of impairment incurred in the lending portfolios, including any off-balance sheet exposures, at the balance sheet date. Judgment is required as to the timing of designating a loan as impaired and the amount of the allowance required. Management exercises judgment as to the amount that will be recovered once the borrower defaults. Changes in the amount management expects to recover would have a direct impact on the provision for credit losses and may result in a change in the allowance for credit losses.

If there is no objective evidence of impairment for an individual loan, whether significant or not, the loan is included in a group of assets with similar credit risk characteristics and collectively assessed for impairment for losses incurred but not identified. In calculating the probable range of allowance for incurred but not identified credit losses, the Bank employs internally developed models that utilize parameters for probability of default, loss given default and exposure at default. Management’s judgment is used to determine the point within the range that is the best estimate of losses, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators that are not fully incorporated into the model calculation. Changes in these assumptions would have a direct impact on the provision for incurred but not identified credit losses and may result in a change in the related allowance for credit losses.

determination of FAIR VALUE

The fair value for financial instruments traded in active markets at the balance sheet date is based on their quoted market prices. For all other financial instruments not traded in an active market, the fair value may be based on other observable current market transactions involving the same instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. Observable market inputs include interest rate yield curves, foreign exchange rates, and option volatilities. Valuation techniques include comparisons with similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants.

For certain complex or illiquid financial instruments, fair value is determined using valuation techniques in which current market transactions or observable market inputs are not available. Determining which valuation technique to apply requires judgment. The valuation techniques themselves also involve some level of estimation and judgment. The judgments include liquidity considerations and model inputs such as volatilities, correlation, spreads, discount rates, pre-payment rates, and prices of underlying instruments. Any imprecision in these estimates can affect the resulting fair value.

The inherent nature of private equity investing is that the Bank’s valuation will change over time as the underlying investment matures and an exit strategy is developed and realized. Estimates of fair value may also fluctuate due to developments in the business underlying the investment. Such fluctuations may be significant depending on the nature of the factors going into the valuation methodology and the extent of change in those factors.

Judgment is also used in recording fair value adjustments to model valuations to account for measurement uncertainty when valuing complex and less actively traded financial instruments. If the market for a complex financial instrument develops, the pricing for this instrument may become more transparent, resulting in refinement of valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 5.

DERECOGNITION

Certain assets transferred as part of securitization transactions may qualify for derecognition from the Bank’s balance sheet. To qualify for derecognition certain key determinations must be made. A decision must be made as to whether the rights to receive cash flows from the financial assets has been retained or transferred and the extent to which the risks and rewards of ownership of the financial asset has been retained or transferred. If the Bank neither transfers nor retains substantially all of the risks and rewards of ownership of the financial asset, a decision must be made as to whether the Bank has retained control of the financial asset. Upon derecognition, the Bank will record a gain or loss on sale of those assets which is dependent on the carrying values of the financial assets derecognized and whether any financial assets are received or financial liabilities are assumed. In determining the gain or loss upon derecognition, the Bank estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, expected credit losses, the cost of servicing the assets and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by the Bank. Retained interests are classified as trading securities and are initially recognized at relative fair value on the Bank’s Consolidated Balance Sheet. Subsequently the fair value of retained interests recognized by the Bank is determined by estimating the present value of future expected cash flows using management’s best estimates of key assumptions including credit losses, prepayment rates, forward yield curves and discount rates, and commensurate with the risks involved. Differences between the actual cash flows and the Bank’s estimate of future cash flows are recognized in income. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.

GOODWILL

In determining whether an impairment loss exists for goodwill, the Bank must determine the recoverable amount of the CGU or group of CGUs to which goodwill is allocated. The recoverable amount is determined using internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, price earnings multiples, discount rates, and terminal multiples. Management judgment is exercised in the determination of different assumptions and estimates used in the valuation models and could influence the calculation of the recoverable amount and the determination of the existence of impairment. Where possible, values generated internally are compared to relevant market information.

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Employee Benefits

The projected benefit obligation and expense related to the Bank’s pension and other post employment benefit plans are determined using multiple assumptions that may significantly influence the value of these amounts. Actuarial assumptions including expected long-term return on plan assets, compensation increases, health care cost trend rate, and discount rate are management’s best estimates and are reviewed annually with the Bank’s actuaries. The Bank develops each assumption using relevant historical experience of the Bank in conjunction with market related data and considers if the market related data indicates there is any prolonged or significant impact on the assumptions. The discount rate used to measure plan obligations is based on long-term high quality corporate bond yields as at October 31. The expected long-term return on plan assets is based on historical returns and future expectations for returns for each asset class, as well as the target asset allocation of the fund. The other assumptions are also long-term estimates. All assumptions are subject to a degree of uncertainty. Differences between actual experience and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in increases or decreases in the pension and other post employment benefit plans obligations and expenses in future years.

INCOME TAXES

The Bank is subject to taxation in numerous jurisdictions. There are many transactions and calculations in the ordinary course of business for which the ultimate tax determination is uncertain. The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period. However, it is possible that at some future date, an additional liability could result from audits by the relevant taxing authorities.

Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. The amount of the deferred tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors, such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would decrease its deferred tax assets to the amount that it believes can be realized. The magnitude of the decrease is significantly influenced by the Bank’s forecast of future profit generation, which determines the extent to which it will be able to utilize the deferred tax assets.

provisions

Provisions arise when there is some uncertainty in the timing or amount of a loss in the future. Provisions are based on the Bank’s best estimate of all expenditures required to settle the present obligations, considering all relevant risks and uncertainties, as well as, when material, the effect of the time value of money.

Many of the Bank’s provisions relate to various legal actions that the Bank and its subsidiaries are involved in during the ordinary course of business.

For legal provisions both the Bank’s management and experts are involved in assessing the probability of a loss and in estimating any monetary impact. Throughout the life of a provision, the Bank’s management or its experts may learn of additional information that may impact its assessments about the probability of loss or about the estimates of amounts involved. Changes in these assessments may lead to changes in the amount recorded for provisions. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts recognized. The Bank reviews its legal provisions on a case-by-case basis after considering, among other factors, the progress of each case, the Bank’s experience and the experience of others in similar cases, and the opinions and views of legal counsel.

INSURANCE

The assumptions used in establishing the Bank’s insurance claims and policy benefit liabilities are based on best estimates of possible outcomes.

For property and casualty insurance, the ultimate cost to the Bank will vary from the assumptions used to determine the liabilities recognized, as additional information with respect to the facts and circumstance of each claim incurred is incorporated into the liability.

For life and health insurance, the Bank’s mortality assumptions have been derived from a combination of its own experience and industry experience.

Actuarial liabilities consider all future policy cash flows, including premiums, claims, and expenses required to administer the policies.  Estimates of future policy administration expenses are based on the Bank’s previous and expected future experience.

Policyholders may allow their policies to lapse by choosing not to continue to pay premiums. The Bank bases its estimates of future lapse rates on previous experience when available, or industry experience.

consolidation of Special Purpose Entitites

Management judgment is required when assessing whether the Bank should consolidate an entity, particularly complex entities. An example of such judgment is to determine whether an entity meets the definition of an SPE, and if so, whether all the relevant facts and circumstances, when considered together, would indicate that the Bank controls such an SPE, including an analysis of the Bank’s exposure to the risks and rewards of the SPE.

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NOTE 4 CURRENT AND FUTURE CHANGES IN ACCOUNTING POLICIES

The following amendments have been adopted by the Bank in the current fiscal year.

Disclosures of the Transfer of Financial Assets

The amendments to IFRS 7, Disclosures – Transfer of Financial Assets (IFRS 7), issued in October 2010, increase the disclosure requirements for transactions involving transfers of financial assets. These amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing involvement in the asset. The amendments also require disclosures where transfers of financial assets do not occur evenly throughout the period. IFRS 1 was amended as a result of the amendments to IFRS 7 to provide first-time adopters the same transitional provisions permitted for existing IFRS filers. As a result, disclosures required by the amendments are not required for any period presented that begins before the date of initial application of the amendments. The amendments to IFRS 7 will be adopted by the Bank as at October 31, 2012 on a prospective basis.

Prepayments of a Minimum Funding Requirement

The amendments to IFRIC 14, The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (IFRIC 14), issued in November 2009, provide additional guidance with respect to voluntary prepaid contributions. The intent of the amendments was to eliminate certain unintended consequences of the original IFRIC 14, issued in July 2007. In certain instances, where entities applied the original IFRIC 14, voluntary prepayments related to minimum funding requirements related to defined benefit plans would not qualify for recognition as an asset. The amendments are effective for annual periods beginning January 1, 2011, with earlier application permitted. The Bank has elected to adopt the amendments to IFRIC 14 in conjunction with its transition to IFRS, and as such has applied the amendments effective November 1, 2010.

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standards have been issued, but are not yet effective on the date of issuance of the Bank’s Interim Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Consolidated Financial Statements and will adopt these standards when they become effective.

Financial Instruments – Classification and Measurement

IFRS 9, Financial Instruments, originally issued in November 2009 with requirements for financial assets, with requirements for financial liabilities added subsequently in October 2010 (IFRS 9) reflects the first phase of the IASB’s work on the replacement of the current IFRS financial instruments standard (IAS 39) and applies to classification and measurement of financial assets and liabilities. The IASB decided in November 2011 to delay the mandatory effective date of IFRS 9 until annual periods beginning on or after 1 January 2015, which will be November 1, 2015 for the Bank, and tentatively agreed to a limited reconsideration of IFRS 9. The Bank is currently assessing the impact of adopting IFRS 9; however, as the impact of adoption depends on the financial assets and liabilities held by the Bank at the date of adoption, it is not currently practical to quantify the effect.

Consolidation

The IASB issued the following new and amended guidance related to consolidated financial statements:

•	IFRS 10, Consolidated Financial Statements (IFRS 10), which replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special-Purpose Entities;
•	IFRS 12, Disclosure of Interests in Other Entities; and
•	IAS 27 (Revised 2011), Separate Financial Statements, which has been amended for conforming changes on the basis of the issuance of IFRS 10 and IFRS 11, Joint Arrangements.

The standards and amendments have resulted in a revised definition of control that applies to all entities. Each of the above standards is effective for annual periods beginning on or after January 1, 2013, which will be November 1, 2013 for the Bank. The adoption of the above standards will require the Bank to re-assess its consolidation analyses for all its SPEs and will potentially result in additional disclosures. The Bank is currently assessing the impact of adopting these standards.

Fair Value Measurement

IFRS 13, Fair Value Measurement (IFRS 13) provides guidance for measuring fair value and for disclosing information about fair value measurements in accordance with IFRS. IFRS 13 applies to other IFRS standards that require or permit fair value measurements or disclosures about fair value measurements and sets out a framework on how to measure fair value using the assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. IFRS 13 is effective for quarterly and annual periods beginning on or after January 1, 2013, which will be November 1, 2013 for the Bank, and is to be applied prospectively. This new standard is not expected to have a material impact on the financial position, cash flows, or earnings of the Bank.

Employee Benefits

The amendments to IAS 19, Employee Benefits (IAS 19), issued in June 2011, eliminates the corridor approach for actuarial gains and losses, requiring the Bank to recognize immediately all actuarial gains and losses in other comprehensive income. Only service costs and net interest income or expense will be included in profit or loss. As a result, the balance sheet asset or liability recognized by the Bank will reflect the actual deficit/(surplus) of the Bank’s defined benefit plans. Past service costs will be recognized in the period of a plan amendment, irrespective of its vested status. Further, a termination benefit obligation is recognized when the Bank can no longer withdraw the offer of the termination benefit or recognizes related restructuring costs. The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013, which will be November 1, 2013 for the Bank, and are to be applied retrospectively. The Bank is currently assessing the impact of the amendments to IAS 19.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 55

Presentation of Other Comprehensive Income

The amendments to IAS 1, Presentation of Financial Statements (IAS 1), issued in June 2011, require entities to group items presented in other comprehensive income on the basis of whether they might be reclassified to the Consolidated Statement of Income in subsequent periods and items that will not be reclassified to the Consolidated Statement of Income. The amendments did not address which items are presented in other comprehensive income and did not change the option to present items net of tax. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012, which will be November 1, 2012 for the Bank, and are to be applied retrospectively. These amendments are not expected to have a material impact on the financial position, cash flows, or earnings of the Bank.

NOTE 5 FAIR VALUE OF FINANCIAL INSTRUMENTS

IFRS requires disclosure of a three-level hierarchy for fair value measurements based upon transparency of inputs to the valuation of an asset or liability as of the measurement date.

The following table presents the level within the fair value hierarchy for each of the financial assets and liabilities measured at fair value, as at January 31, 2012, October 31, 2011 and November 1, 2010.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 56

Fair Value Hierarchy for Financial Assets and Liabilities Measured at Fair Value
(millions of Canadian dollars)	As at
	Jan. 31, 2012
	Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS
Trading loans, securities, and other
Government and government-related securities
Canadian government debt
Federal	$3,776	$8,846	$1	$12,623
Provinces	1	3,890	10	3,901
U.S. federal, state, municipal governments, and agencies debt	1,410	8,311	–	9,721
Other OECD government guaranteed debt	–	4,134	–	4,134
Mortgage-backed securities – residential	–	1,581	–	1,581
Other debt securities
Canadian issuers	2	2,559	28	2,589
Other issuers	–	6,610	124	6,734
Equity securities
Common shares	29,760	3,071	–	32,831
Preferred shares	25	–	–	25
Trading loans	–	6,352	–	6,352
Commodities	3,214	–	–	3,214
Retained interests	–	–	52	52
	$38,188	$45,354	$215	$83,757
Derivatives
Interest Rate Contracts	$11	$41,292	$13	$41,316
Foreign Exchange Contracts	262	17,922	17	18,201
Credit Contracts	–	120	22	142
Equity Contracts	–	4,968	658	5,626
Commodity Contracts	149	1,103	18	1,270
	$422	$65,405	$728	$66,555
Financial assets designated at fair value through profit or loss
Securities	$640	$4,854	$–	$5,494
Loans	–	7	11	18
	$640	$4,861	$11	$5,512
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$8,186	$1,152	$–	$9,338
Provinces	–	1,018	–	1,018
U.S. federal, state, municipal governments, and agencies debt	125	29,737	–	29,862
Other OECD government guaranteed debt	–	19,474	–	19,474
Mortgage-backed securities – residential	–	653	–	653
Other debt securities
Asset-backed securities	–	24,824	–	24,824
Corporate and other debt	75	8,444	24	8,543
Equity securities
Common shares	111	148	1,483	1,742
Preferred shares	98	1	153	252
Debt securities reclassified from trading[1]	–	1,561	166	1,727
	$8,595	$87,012	$1,826	$97,433
FINANCIAL LIABILITIES
Trading deposits	$–	$25,544	$1,086	$26,630
Derivatives
Interest Rate Contracts	$16	$35,740	$116	$35,872
Foreign Exchange Contracts	281	24,270	15	24,566
Credit Contracts	–	193	30	223
Equity Contracts	–	5,839	981	6,820
Commodity Contracts	145	983	10	1,138
	$442	$67,025	$1,152	$68,619
Securitization liabilities at fair value	$–	$27,800	$–	$27,800
Other financial liabilities designated at fair value through profit or loss	$–	$1	$24	$25
Obligations related to securities sold short	$14,826	$15,007	$2	$29,835
1	Includes fair value of government and government-insured securities as at January 31, 2012 of nil and other debt securities as at January 31, 2012 of $1,727 million.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 57

Fair Value Hierarchy for Financial Assets and Liabilities Measured at Fair Value
(millions of Canadian dollars)							As at
			Oct. 31, 2011				Nov. 1, 2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS
Trading loans, securities, and other
Government and government-related securities
Canadian government debt
Federal	$2,293	$8,583	$–	$10,876	$1,935	$5,365	$–	$7,300
Provinces	1	2,714	5	2,720	–	2,575	14	2,589
U.S. federal, state, municipal governments, and agencies debt	2,210	5,411	–	7,621	765	6,546	37	7,348
Other OECD government guaranteed debt	–	5,887	–	5,887	–	4,102	–	4,102
Mortgage-backed securities – residential	–	1,496	–	1,496	–	1,383	–	1,383
Other debt securities
Canadian issuers	25	2,477	30	2,532	12	2,637	27	2,676
Other issuers	–	6,594	79	6,673	–	5,731	82	5,813
Equity securities
Common shares	24,699	2,308	–	27,007	23,881	1,017	–	24,898
Preferred shares	31	–	–	31	25	–	–	25
Trading loans	–	5,322	3	5,325	–	5,252	13	5,265
Commodities	3,400	–	–	3,400	2,249	–	–	2,249
Retained interests	–	–	52	52	–	–	47	47
	$32,659	$40,792	$169	$73,620	$28,867	$34,608	$220	$63,695
Derivatives
Interest rate contracts	$23	$35,659	$11	$35,693	$4	$27,270	$46	$27,320
Foreign exchange contracts	358	17,900	16	18,274	385	19,322	170	19,877
Credit contracts	–	130	21	151	–	167	21	188
Equity contracts	1	4,318	630	4,949	11	2,742	557	3,310
Commodity contracts	149	1,026	7	1,182	150	620	5	775
	$531	$59,033	$685	$60,249	$550	$50,121	$799	$51,470
Financial assets designated at fair value through profit or loss
Securities	$592	$3,630	$–	$4,222	$722	$1,319	$24	$2,065
Loans	–	6	8	14	–	68	17	85
	$592	$3,636	$8	$4,236	$722	$1,387	$41	$2,150
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$8,052	$1,263	$–	$9,315	$10,850	$820	$–	$11,670
Provinces	–	369	–	369	–	388	–	388
U.S. federal, state, municipal governments, and agencies debt	125	28,271	–	28,396	127	11,115	–	11,242
Other OECD government guaranteed debt	–	19,970	–	19,970	–	19,920	–	19,920
Mortgage-backed securities – residential	–	661	–	661	–	135	–	135
Other debt securities
Asset-backed securities	–	22,947	–	22,947	–	20,161	–	20,161
Corporate and other debt	–	7,813	24	7,837	39	16,745	24	16,808
Equity securities
Common shares	80	149	1,524	1,753	104	122	1,544	1,770
Preferred shares	93	–	190	283	105	–	58	163
Debt securities reclassified from trading[1]	–	1,828	158	1,986	–	4,164	64	4,228
	$8,350	$83,271	$1,896	$93,517	$11,225	$73,570	$1,690	$86,485

FINANCIAL LIABILITIES
Trading deposits	$–	$28,533	$1,080	$29,613	$–	$21,881	$1,110	$22,991
Derivatives
Interest rate contracts	$19	$31,365	$92	$31,476	$3	$24,531	$90	$24,624
Foreign exchange contracts	318	23,521	14	23,853	452	22,814	85	23,351
Credit contracts	–	182	31	213	–	180	43	223
Equity contracts	–	4,516	973	5,489	–	2,721	922	3,643
Commodity contracts	114	958	8	1,080	71	630	10	711
	$451	$60,542	$1,118	$62,111	$526	$50,876	$1,150	$52,552
Securitization liabilities at fair value	$–	$27,725	$–	$27,725	$–	$27,256	$–	$27,256
Other financial liabilities designated at fair value through profit or loss	$–	$5	$27	$32	$–	$–	$31	$31
Obligations related to securities sold short	$12,945	$11,480	$2	$24,427	$10,846	$12,815	$30	$23,691
1	Includes fair value of government and government-insured securities as at October 31, 2011 of nil and other debt securities as at October 31, 2011 of $1,986 million
(November 1, 2010 - $18 million and $4,210 million), respectively.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 58

There were no significant transfers between Level 1 and Level 2 for the three months ended January 31, 2012 and January 31, 2011.

The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 non-observable inputs for the three months ended January 31, 2012 and January 31, 2011, respectively.

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements			Transfers		value	gains
	as at	Included							as at	(losses) on
	Nov. 1	in	Included				Into	Out of	Jan. 31	instruments
	2011	income [1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2012	still held [3]
FINANCIAL ASSETS
Trading loans, securities, and other
Government and government-related securities
Canadian government debt
Federal	$–	$–	$–	$1	$–	$–	$–	$–	$1	$–
Provinces	5	–	–	3	–	(1)	5	(2)	10	–
Other debt securities
Canadian issuers	30	1	–	8	–	(10)	4	(5)	28	(4)
Other issuers	79	2	–	76	–	(35)	31	(29)	124	3
Equity securities
Trading loans	3	–	–	–	–	(3)	–	–	–	–
Retained interests	52	2	–	–	1	(3)	–	–	52	2
	$169	$5	$–	$88	$1	$(52)	$40	$(36)	$215	$1
Financial assets designated at fair value through profit or loss
Loans	$8	$5	$–	$–	$–	$(2)	$–	$–	$11	$3
	$8	$5	$–	$–	$–	$(2)	$–	$–	$11	$3
Available-for-sale securities
Other debt securities
Corporate and other debt	$24	$–	$–	$–	$–	$–	$–	$–	$24	$–
Equity securities
Common shares	1,524	25	(22)	31	–	(74)	–	(1)	1,483	(2)
Preferred shares	190	(1)	8	–	–	(44)	–	–	153	7
Debt securities reclassified from trading	158	3	(4)	–	–	3	6	–	166	(9)
	$1,896	$27	$(18)	$31	$–	$(115)	$6	$(1)	$1,826	$(4)

FINANCIAL LIABILITIES
Trading deposits	$1,080	$7	$–	$–	$76	$(77)	$–	$–	$1,086	$(12)
Derivatives[4]
Interest rate contracts	$81	$18	$–	$6	$–	$(3)	$–	$1	$103	$(24)
Foreign exchange contracts	(2)	(1)	–	–	–	1	–	–	(2)	1
Credit contracts	10	(4)	–	–	–	2	(2)	2	8	4
Equity contracts	343	(78)	–	(543)	42	559	–	–	323	78
Commodity contracts	1	(10)	–	–	–	1	–	–	(8)	10
	$433	$(75)	$–	$(537)	$42	$560	$(2)	$3	$424	$69
Other financial liabilities designated at fair value through profit or loss	$27	$(25)	$–	$–	$22	$–	$–	$–	$24	$23
Obligations related to securities sold short	$2	$–	$–	$(1)	$–	$1	$2	$(2)	$2	$(1)
1	Gains (losses) on financial assets and liabilities are recognized in net gains (losses) from available-for-sale securities, trading income (loss), and other income on the Interim Consolidated Statement of Income.
2	Consists of sales and settlements.
3	Changes in unrealized gains (losses) for available-for-sale securities are recognized in accumulated other comprehensive income.
4	Consists of derivative assets of $728 million and derivative liabilities of $1,152 million, both of which are measured using Level 3 inputs, as at January 31, 2012, which have been netted on this table for presentation purposes only.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 59

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements			Transfers		value	gains
	as at	Included							as at	(losses) on
	Nov. 1,	in	Included				Into	Out of	Jan. 31	instruments
	2010	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2011	still held[3]
FINANCIAL ASSETS
Trading loans, securities, and other
Government and government-related securities
Canadian government debt
Provinces	$14	$–	$–	$2	$–	$(9)	$–	$–	$7	$–
U.S. federal, state, municipal governments, and agencies debt	37	–	–	–	–	(37)	–	–	–	–
Other debt securities
Canadian issuers	27	3	–	2	–	(13)	–	–	19	2
Other issuers	82	2	–	119	–	(26)	29	(17)	189	1
Equity securities
Common shares	–	–	–	1	–	–	–	–	1	–
Preferred shares	–	–	–	1	–	–	–	–	1	–
Trading loans	13	–	–	–	–	(4)	–	–	9	2
Retained interests	47	(1)	–	4	4	(1)	–	–	53	33
	$220	$4	$–	$129	$4	$(90)	$29	$(17)	$279	$38
Financial assets designated at fair value through profit or loss
Securities	$24	$–	$–	$33	$–	$(24)	$–	$–	$33	$–
Loans	17	7	–	–	–	(2)	1	(5)	18	–
	$41	$7	$–	$33	$–	$(26)	$1	$(5)	$51	$–
Available-for-sale securities
Other debt securities
Corporate and other debt	$24	$–	$–	$–	$–	$–	$–	$–	$24	$1
Equity securities
Common shares	1,544	17	(20)	34	–	(51)	–	(4)	1,520	(36)
Preferred shares	58	3	(7)	–	–	(3)	–	(23)	28	(19)
Debt securities reclassified from trading	64	1	1	–	–	(4)	–	–	62	–
	$1,690	$21	$(26)	$34	$–	$(58)	$–	$(27)	$1,634	$(54)

FINANCIAL LIABILITIES
Trading deposits	$1,110	$(8)	$–	$–	$117	$(56)	$–	$–	$1,163	$–
Derivatives[4]
Interest rate contracts	$44	$4	$–	$–	$(13)	$3	$–	$–	$38	$74
Foreign exchange contracts	(85)	8	–	–	–	14	–	–	(63)	(10)
Credit contracts	22	(2)	–	–	–	(2)	(1)	(6)	11	3
Equity contracts	365	5	–	(37)	68	(7)	–	–	394	28
Commodity contracts	5	(8)	–	–	–	(2)	(1)	–	(6)	9
	$351	$7	$–	$(37)	$55	$6	$(2)	$(6)	$374	$104
Other financial liabilities designated at fair value through profit or loss	$31	$36	$–	$–	$(14)	$–	$–	$–	$53	$86
Obligations related to securities sold short	$30	$(1)	$–	$(10)	$–	$8	$5	$(27)	$5	$–

1	Gains (losses) on financial assets and liabilities included are recognized in net gains (losses) from available-for-sale securities, trading income (losses), and other income (loss) on the Interim Consolidated Statement of Income.
2	Consists of sales and settlements.
3	Changes in unrealized gains (losses) for available-for-sale securities are recognized in accumulated other comprehensive income.
4	Consists of derivative assets of $868 million (November 1, 2010 – $799 million) and derivative liabilities of $1,242 million (November 1, 2010 – $1,150 million), both of which are measured using Level 3 inputs, as at January 31, 2011, which have been netted on this table for presentation purposes only.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 60

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements			Transfers		value	gains
	as at	Included							as at	(losses) on
	Nov. 1,	in	Included				Into	Out of	Oct. 31	instruments
	2010	income[1]	in OCI	Purchases	Issuances	Other [2]	Level 3	Level 3	2011	still held[3]
FINANCIAL ASSETS
Trading loans, securities, and other
Government and government-related securities
Canadian government debt
Federal	$–	$–	$–	$15	$–	$(15)	$–	$–	$–	$(1)
Provinces	14	1	–	45	–	(55)	–	–	5	(1)
U.S. federal, state, municipal governments, and agencies debt	37	–	–	–	–	(37)	–	–	–	–
Other debt securities
Canadian issuers	27	3	–	46	–	(48)	16	(14)	30	(5)
Other issuers	82	15	–	557	–	(454)	92	(213)	79	(11)
Equity securities
Common shares	–	–	–	12	–	(12)	–	–	–	(2)
Preferred shares	–	–	–	34	–	(34)	–	–	–	–
Trading loans	13	1	–	3	–	(16)	2	–	3	–
Retained interests	47	6	–	–	7	(8)	–	–	52	134
	$220	$26	$–	$712	$7	$(679)	$110	$(227)	$169	$114
Financial assets designated at fair value through profit or loss
Securities	$24	$–	$–	$39	$–	$(63)	$–	$–	$–	$–
Loans	17	18	–	–	–	(13)	6	(20)	8	–
	$41	$18	$–	$39	$–	$(76)	$6	$(20)	$8	$–
Available-for-sale securities
Other debt securities
Asset-backed securities	$–	$–	$–	$66	$–	$(66)	$–	$–	$–	$–
Corporate and other debt	24	–	1	–	–	(3)	2	–	24	1
Equity securities
Common shares	1,544	217	6	141	–	(383)	–	(1)	1,524	14
Preferred shares	58	24	5	2	–	(63)	164	–	190	(15)
Debt securities reclassified from trading	64	6	(11)	–	–	(1)	100	–	158	(4)
	$1,690	$247	$1	$209	$–	$(516)	$266	$(1)	$1,896	$(4)

FINANCIAL LIABILITIES
Trading deposits	$1,110	$20	$–	$–	$467	$(517)	$–	$–	$1,080	$19
Derivatives [4]
Interest rate contracts	$44	$16	$–	$3	$–	$12	$6	$–	$81	$50
Foreign exchange contracts	(85)	14	–	–	–	69	–	–	(2)	(1)
Credit contracts	22	(7)	–	–	–	(1)	(1)	(3)	10	(3)
Equity contracts	365	139	–	(752)	272	319	–	–	343	144
Commodity contracts	5	–	–	–	–	(2)	(5)	3	1	(3)
	$351	$162	$–	$(749)	$272	$397	$–	$–	$433	$187
Other financial liabilities designated at fair value through profit or loss	$31	$(23)	$–	$–	$19	$–	$–	$–	$27	$19
Obligations related to securities sold short	$30	$(1)	$–	$(42)	$–	$36	$6	$(27)	$2	$1
1	Gains (losses) on financial assets and liabilities are recognized in net gains (losses) from available-for-sale securities, trading income (loss), and other income on the Consolidated Statement of Income.
2	Consists of sales and settlements.
3	Changes in unrealized gains (losses) for available-for-sale securities are recognized in accumulated other comprehensive income.
4	Consists of derivative assets of $685 million and derivative liabilities of $1,118 million, both of which are measured using Level 3 inputs, as at October 31, 2011, which have been netted on this table for presentation purposes only.

Significant transfers into and out of Level 3 reflected in the table above, occur mainly due to the following reasons:

•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
•	Transfers from Level 2 to Level 3 occur when an instrument’s fair value, which was previously determined using valuation techniques with significant observable market inputs, is now determined using valuation techniques with significant non-observable market inputs.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 61

The following table summarizes the potential effect of using reasonable possible alternative assumptions for financial assets and financial liabilities held, as at January 31, 2012, October 31, 2011 and November 1, 2010, that are classified in Level 3 of the fair value hierarchy. The Bank used the following approach to develop the sensitivity analysis assumptions for Level 3 financial assets and financial liabilities: For interest rate derivatives, the sensitivity is calculated by shocking the volatility of unobservable spreads. For credit derivatives, unobservable credit spreads are shocked using assumptions derived from the underlying bond position credit spreads. For equity derivatives, the sensitivity is calculated by shocking volatility, dividends, correlation, or the price of the underlying equity instrument. For trading deposits the sensitivity is calculated by shocking unobservable inputs which may include volatility, credit spreads, and correlation.

Sensitivity Analysis of Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)						As at
	Jan. 31, 2012		Oct. 31, 2011		Nov. 1, 2010
	Impact to net assets		Impact to net assets		Impact to net assets
	Decrease in	Increase in	Decrease in	Increase in	Decrease in	Increase in
	fair value	fair value	fair value	fair value	fair value	fair value
FINANCIAL ASSETS
Trading loans, securities, and other
Government and government related securities
U.S. federal, state, municipal governments, and agencies debt	$–	$–	$–	$–	$1	$1
Other debt securities
Canadian issuers	(1)	1	–	–	–	–
Other issuers	–	–	1	1	–	–
Trading loans	–	–	–	–	2	2
	$(1)	$1	$1	$1	$3	$3
Derivatives
Interest rate contracts	$(3)	$2	$2	$2	$5	$5
Credit contracts	(1)	2	1	1	1	1
Equity contracts	34	46	9	21	(3)	19
	$30	$50	$12	$24	$3	$25
Available-for-sale securities
Equity securities
Preferred shares	$(6)	$6	$7	$7	$6	$6
Common shares	(23)	50	25	49	47	47
Bonds reclassified from trading	(5)	5	4	4	1	1
	$(34)	$61	$36	$60	$54	$54

FINANCIAL LIABILITIES
Trading deposits	$(4)	$7	$3	$6	$3	$2
Derivatives
Interest rate contracts	$(30)	$23	$16	$16	$15	$15
Credit contracts	(2)	2	2	2	3	3
Equity contracts	62	49	36	14	29	3
Commodity contracts	–	–	–	–	2	3
	$30	$74	$54	$32	$49	$24
Securitization liabilities at fair value through profit or loss	$–	$–	$5	$–	$–	$–
Other financial liabilities designated at fair value through profit or loss	$4	$4	$–	$–	$–	$–
Obligations related to securities sold short	–	–	–	–	1	1
Total	$25	$197	$111	$123	$113	$109

FINANCIAL ASSETS AND LIABILITIES Designated at Fair Value

Loans Designated at Fair Value through Profit or Loss

Certain business and government loans held within a trading portfolio or economically hedged with derivatives, are designated at fair value through profit or loss if the criteria described in Note 2 are met. The fair value of loans designated at fair value through profit or loss was $18 million as at January 31, 2012, $14 million as at October 31, 2011, and $85 million as at November 1, 2010, which represents their maximum credit exposure.

These loans are managed within risk limits that have been approved by the Bank’s risk management group and are hedged for credit risk with credit derivatives.

As at January 31, 2012, the notional value of credit derivatives used to mitigate the maximum exposure to credit risk on these loans was $140 million (October 31, 2011 – $140 million; November 1, 2010 – $153 million) and fair value was $(14) million (October 31, 2011 – $(11) million; November 1, 2010 – $(8) million). The Bank also uses other instruments within this portfolio to hedge its total maximum exposure to loss.

At January 31, 2012, October 31, 2011, and November 1, 2010, the cumulative change in fair value of these loans attributable to changes in credit risk was $12 million, $9 million and nil, respectively, calculated by determining the changes in credit spread implicit in the fair value of the loans. As at the same dates, the cumulative change in fair value of the credit derivatives hedging these loans used to mitigate credit risk was $(14) million, $(11) million and $(8) million, respectively.

During the three months ended January 31, 2012 and January 31, 2011, income (loss) representing net changes in the fair value of these loans due to changes in credit risk of the loans was $3 million and $6 million, respectively. During the same periods, the net changes in fair value of the credit derivatives hedging these loans which were used to mitigate credit risk was $(5) million and $(9) million, respectively.

Securities Designated at Fair Value through Profit or Loss

Certain securities that support insurance reserves within certain of the Bank’s insurance subsidiaries have been designated at fair value through profit or loss. The actuarial valuation of the insurance reserve is measured using a discount factor which is based on the yield of the supporting invested assets, with changes in the discount factor being recognized in the Consolidated Statement of Income. By designating the securities at fair value through profit or loss, the unrealized gain or loss on the securities is recognized in the Consolidated Statement of Income in the same period as a portion of the loss or income resulting from changes to the discount rate used to value the insurance reserves.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 62

In addition, certain government and government insured securities have been combined with derivatives to form economic hedging relationships. These securities are being held as part of the Bank’s overall interest rate risk management strategy and have been designated at fair value through profit or loss. The derivatives are carried at fair value, with the change in fair value recognized in the Consolidated Statement of Income.

Securitization Liabilities at Fair Value

Securitization liabilities at fair value include securitization liabilities classified as trading and those designated at fair value through profit or loss. The fair value of a financial liability incorporates the credit risk of that financial liability. The holders of the securitization liabilities are not exposed to credit risk of the Bank and accordingly, changes in the Bank’s own credit do not impact the determination of fair value.

The amount that the Bank would contractually be required to pay at maturity for all financial liabilities designated at fair value through profit or loss was $750 million less than the carrying amount as at January 31, 2012, $811 million as at October 31, 2011 and $923 million as at November 1, 2010.

Other Liabilities Designated at Fair Value through Profit or Loss

The Bank issues certain loan commitments to customers to provide a mortgage at a fixed rate. These commitments are economically hedged with derivatives and other financial instruments where the changes in fair value are recognized in the Consolidated Statement of Income. The designation of these loan commitments at fair value through profit or loss eliminates an accounting mismatch that would otherwise arise. Due to the short term nature of these loan commitments, changes in the Bank’s own credit do not have a significant impact on the determination of fair value.

Income (Loss) from Changes in Fair Value of Financial Assets and Liabilities Designated at Fair Value through Profit or Loss

During the three months ended January 31, 2012 and January 31, 2011 the income (loss) representing net changes in the fair value of financial assets and liabilities designated at fair value through profit or loss was $(9) million and $78 million, respectively.

NOTE 6 SECURITIES

RECLASSIFICATION OF CERTAIN DEBT SECURITIES

During 2008, the Bank changed its trading strategy with respect to certain debt securities as a result of deterioration in markets and severe dislocation in the credit market. These debt securities were initially recorded as trading portfolio assets at fair value with changes in fair value as well as any gains or losses realized on disposal recognized in trading income. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to available-for-sale effective August 1, 2008.

The fair value of the reclassified debt securities was $1,727 million as at January 31, 2012 (October 31, 2011 – $1,986 million; November 1, 2010 – $4,228 million). For the three months ended January 31, 2012, net interest income of $31 million after tax (three months ended January 31, 2011 – $57 million after tax) was recorded relating to the reclassified debt securities. The decrease in fair value of these securities during the three months ended January 31, 2012 of $7 million after tax (January 31, 2011 – decrease of $74 million after tax) was recorded in other comprehensive income. Had the Bank not reclassified these debt securities, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in a decrease in net income for the three months ended January 31, 2012 of $7 million after tax (three months ended January 31, 2011 – decrease of $74 million after tax). During the three months ended January 31, 2012, reclassified debt securities with a fair value of $274 million (three months ended January 31, 2011 – $272 million) were sold or matured, and $7 million after tax (three months ended January 31, 2011 – $1 million after tax) was recorded in securities gains (losses).

IMPAIRMENT OF AVAILABLE-FOR-SALE SECURITIES

For the three months ended January 31, 2012, the Bank recognized impairment losses on available-for-sale securities of $8 million (three months ended January 31, 2011 – $18 million). There were no impairment losses related to the reclassification of certain debt securities as described above for the three months ended January 31, 2012 and January 31, 2011.

Unrealized Gains and Losses on Available-for-Sale Instruments

The following tables summarize the unrealized gains and losses as at January 31, 2012, October 31, 2011, and November 1, 2010.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 63

Unrealized Gains and Losses on Available-for-Sale Securities
(millions of Canadian dollars)	As at
	Cost/	Gross	Gross
	amortized	unrealized	unrealized	Fair
Jan. 31, 2012	cost	gains	losses	value
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$9,302	$36	$–	$9,338
Provinces	997	21	–	1,018
U.S. federal, state, municipal governments, and agencies debt	29,267	636	41	29,862
Other OECD government guaranteed debt	19,181	300	7	19,474
Mortgage-backed securities – residential	640	13	–	653
	59,387	1,006	48	60,345
Other debt securities
Asset-backed securities	24,470	467	113	24,824
Non-agency collateralized mortgage obligation portfolio	501	–	1	500
Corporate and other debt	7,874	231	62	8,043
	32,845	698	176	33,367
Equity securities
Common shares	1,577	186	19	1,744
Preferred shares	254	24	26	252
	1,831	210	45	1,996
Debt securities reclassified from trading[1]	1,662	138	73	1,727
Total available-for-sale securities[2]	$95,725	$2,052	$342	$97,435

Oct. 31, 2011
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$9,286	$32	$3	$9,315
Provinces	350	19	–	369
U.S. federal, state, municipal governments, and agencies debt	28,004	443	51	28,396
Other OECD government guaranteed debt	19,658	319	7	19,970
Mortgage-backed securities – residential	651	10	–	661
	57,949	823	61	58,711
Other debt securities
Asset-backed securities	22,516	504	73	22,947
Non-agency collateralized mortgage obligation portfolio	249	–	–	249
Corporate and other debt	7,476	199	87	7,588
	30,241	703	160	30,784
Equity securities
Common shares	1,584	207	35	1,756
Preferred shares	298	24	39	283
	1,882	231	74	2,039
Debt securities reclassified from trading[1]	1,913	130	57	1,986
Total available-for-sale securities[2]	$91,985	$1,887	$352	$93,520

Nov. 1, 2010
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$11,654	$19	$3	$11,670
Provinces	370	18	–	388
U.S. federal, state, municipal governments, and agencies debt	11,071	200	29	11,242
Other OECD government guaranteed debt	19,556	389	16	19,929
Mortgage-backed securities – residential	133	2	–	135
	42,784	628	48	43,364
Other debt securities
Asset-backed securities	19,623	554	16	20,161
Corporate and other debt	16,476	356	24	16,808
	36,099	910	40	36,969
Equity securities
Common shares	1,603	239	62	1,780
Preferred shares	326	34	14	346
	1,929	273	76	2,126
Debt securities reclassified from trading[1]	3,928	331	31	4,228
Total available-for-sale securities[2]	$84,740	$2,142	$195	$86,687

1	Includes fair value of government and government-insured securities as at January 31, 2012 of nil (October 31, 2011 - nil and November 1, 2010 - $18 million) and other debt securities as at January 31, 2012 of $1,727 million (October 31, 2011 - $1,986 million and November 1, 2010 - $4,210 million).
2	As at January 31, 2012, certain available-for-sale securities with a carrying value of $2 million (October 31, 2011 - $3 million and November 1, 2010 - $202 million) do not have quoted market prices in an active market, whose fair value cannot be reliably measured and are carried at cost. The fair value of these securities was $2 million (October 31, 2011 - $3 million and November 1, 2010 - $202 million) and is included in the table above.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 64

NOTE 7 DERECOGNITION OF FINANCIAL ASSETS

LOAN SECURITIZATIONS

The Bank securitizes residential mortgages, personal loans, and commercial mortgages to SPE’s or non-SPE third parties. These securitizations may give rise to full or partial derecognition of the financial assets depending on the individual arrangement of each transaction.

As part of the securitization, certain financial assets are retained and may consist of an interest-only strip, servicing rights and, in some cases, a cash reserve account (collectively referred to as ‘retained interests’). If a retained interest does not result in consolidation of the SPE, nor in continued recognition of the transferred financial asset, these retained interests, are recorded at relative fair value and classified as trading securities with subsequent changes in fair value recorded in trading income.

Certain loan securitizations do not qualify for derecognition since in certain circumstances, the Bank continues to be exposed to substantially all of the prepayment, interest rate and/or credit risk associated with the securitized financial assets and has not transferred substantially all of the risk and rewards of ownership of the securitized assets. Where loans do not qualify for derecognition, the loan is not derecognized from the balance sheet, retained interests are not recognized, and a securitization liability is recognized for the cash proceeds received. Certain transaction costs incurred are also capitalized and amortized using the effective interest rate method.

The following table summarizes the securitized asset types that did not qualify for derecognition, along with their associated securitization liabilities.

Financial Assets Not Qualifying for Derecognition Treatment as Part of the Bank's Securitization Programs
(millions of Canadian dollars)	As at
	Jan. 31	Oct. 31	Nov. 1
	2012	2011	2010
Carrying amount of assets
Nature of transaction:
Securitization of residential mortgage loans	$43,965	$43,960	$42,731
Securitization of commercial mortgage loans	34	47	101
Securitization of consumer instalment and other personal	1,656	2,075	–
Other financial assets transferred related to securitization[1]	5,112	5,529	5,138
Total	$50,767	$51,611	$47,970
Carrying amount of associated liabilities[2]	$(52,106)	$(52,858)	$(49,205)
1	Includes asset-backed securities, asset backed commercial paper, cash, repurchase agreements, and Government of Canada securities used to fulfill funding requirements of the Bank’s securitization structures after the initial securitization of mortgage loans.
2	Includes securitization liabilities carried at amortized cost of $24,307 million (October 31, 2011 – $25,133 million and November 1, 2010 – $21,948 million) and securitization liabilities carried at fair value of $27,800 million (October 31, 2011 – $27,725 million and November 1, 2010 – $27,256 million).

The following table summarizes the asset types subject to continuing involvement accounting.

Securitized Loans Subject to Continuing Involvement Accounting
(millions of Canadian dollars)	As at
Securitization
of residential
Jan. 31, 2012	mortgage loans
Carrying amount of original assets	$848
Carrying amount of assets which continue to be recognized	$848
Carrying amount of associated liabilities	$(864)

Oct. 31, 2011
Carrying amount of original assets	$910
Carrying amount of assets which continue to be recognized	$910
Carrying amount of associated liabilities	$(921)

Nov. 1, 2010
Carrying amount of original assets	$1,043
Carrying amount of assets which continue to be recognized	$1,043
Carrying amount of associated liabilities	$(1,130)

Other Financial Assets Not Qualifying for Derecognition

The Bank enters into certain transactions where it transfers previously recognized financial assets, such as debt and equity securities, but retains substantially all of the risks and rewards of those assets. These transferred financial assets are not derecognized and the transfers are accounted for as secured borrowing transactions. The most common transactions of this nature are repurchase agreements and securities lending agreements, in which the Bank retains substantially all of the associated credit, price, interest rate, and foreign exchange risks and rewards associated with the assets. The following table summarizes the carrying amount of financial assets and the associated transactions that did not qualify for derecognition, as well as their associated financial liabilities.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 65

Other Financial Assets Not Qualifying for Derecognition
(millions of Canadian dollars)	As at
	Jan. 31	Oct. 31	Nov. 1
	2012	2011	2010
Carrying amount of assets
Nature of transaction:
Repurchase agreements	$11,508	$10,163	$9,425
Securities lending agreements	10,673	11,445	8,380
Total	$22,181	$21,608	$17,805
Carrying amount of associated liabilities[1]	$11,051	$10,173	$9,374
1	Associated liabilities are all related to repurchase agreements.

NOTE 8 ALLOWANCE FOR CREDIT LOSSES, LOANS PAST DUE BUT NOT IMPAIRED, AND ACQUIRED CREDIT-IMPAIRED LOANS

The change in the Bank’s allowance for credit losses for the three months ended January 31, 2012 and January 31, 2011 are shown in the following tables.

Allowance for Credit Losses
(millions of Canadian dollars)					Foreign
	Balance at	Provision			exchange	Balance at
	Nov. 1	for credit			and other	Jan. 31
	2011	losses	Write-offs	Recoveries	adjustments	2012

Counterparty-specific allowance
Business and government	$188	$112	$(125)	$1	$(4)	$172
Debt securities classified as loans	179	–	–	–	1	180
Total counterparty-specific allowance excluding acquired
credit-impaired loans	367	112	(125)	1	(3)	352
Acquired credit-impaired loans[1,2]	30	15	(18)	–	3	30
Total counterparty-specific allowance	397	127	(143)	1	–	382
Collectively assessed allowance for individually insignificant impaired loans
Residential mortgages	32	2	(15)	1	10	30
Consumer instalment and other personal	114	167	(191)	17	13	120
Credit card	64	88	(100)	11	1	64
Business and government	34	11	(28)	5	3	25
Total collectively assessed allowance for individually insignificant impaired loans excluding acquired credit-impaired loans	244	268	(334)	34	27	239
Acquired credit-impaired loans[1,2]	30	26	(15)	–	(4)	37
Total collectively assessed allowance for individually
insignificant impaired loans	274	294	(349)	34	23	276
Collectively assessed allowance for incurred but not identified credit losses
Residential mortgages	30	2	–	–	(4)	28
Consumer instalment and other personal	405	(5)	–	–	–	400
Credit card	312	78	–	–	–	390
Business and government	1,030	(95)	–	–	13	948
Debt securities classified as loans	149	3	–	–	1	153
Total collectively assessed allowance for incurred but not identified credit losses	1,926	(17)	–	–	10	1,919
Allowance for credit losses
Residential mortgages	62	4	(15)	1	6	58
Consumer instalment and other personal	519	162	(191)	17	13	520
Credit card	376	166	(100)	11	1	454
Business and government	1,252	28	(153)	6	12	1,145
Debt securities classified as loans	328	3	–	–	2	333
Total allowance for credit losses excluding acquired credit-impaired loans	2,537	363	(459)	35	34	2,510
Acquired credit-impaired loans[1,2]	60	41	(33)	–	(1)	67
Total allowance for credit losses	2,597	404	(492)	35	33	2,577
Less: Allowance for off-balance sheet positions[3]	283	11	–	–	1	295
Allowance for loan losses	$2,314	$393	$(492)	$35	$32	$2,282
1	Includes all FDIC covered loans and other acquired credit-impaired loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, see “Covered Loans” section in this Note.
3	The allowance for credit losses for off-balance sheet instruments is recorded in other liabilities on the Consolidated Balance Sheet.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 66

Allowance for Credit Losses
(millions of Canadian dollars)					Foreign
	Balance at	Provision			exchange	Balance at
	Nov. 1	for credit			and other	Oct. 31
	2010	losses	Write-offs	Recoveries	adjustments	2011

Counterparty-specific allowance
Business and government	$276	$218	$(338)	$29	$3	$188
Debt securities classified as loans	140	85	(48)	–	2	179
Total counterparty-specific allowance excluding acquired credit-impaired loans	416	303	(386)	29	5	367
Acquired credit-impaired loans[1,2]	–	55	(28)	–	3	30
Total counterparty-specific allowance	416	358	(414)	29	8	397
Collectively assessed allowance for individually insignificant impaired loans
Residential mortgages	31	28	(41)	4	10	32
Consumer instalment and other personal	117	581	(694)	69	41	114
Credit card	66	370	(419)	43	4	64
Business and government	47	92	(137)	22	10	34
Total collectively assessed allowance for individually insignificant impaired loans excluding acquired credit-impaired loans	261	1,071	(1,291)	138	65	244
Acquired credit-impaired loans[1,2]	–	26	(11)	–	15	30
Total collectively assessed allowance for individually insignificant impaired loans	261	1,097	(1,302)	138	80	274
Collectively assessed allowance for incurred
but not identified credit losses
Residential mortgages	35	(4)	–	–	(1)	30
Consumer instalment and other personal	409	(2)	–	–	(2)	405
Credit card	292	20	–	–	–	312
Business and government	1,011	31	–	–	(12)	1,030
Debt securities classified as loans	163	(10)	–	–	(4)	149
Total collectively assessed allowance for incurred but not identified credit losses	1,910	35	–	–	(19)	1,926
Allowance for credit losses
Residential mortgages	66	24	(41)	4	9	62
Consumer instalment and other personal	526	579	(694)	69	39	519
Credit card	358	390	(419)	43	4	376
Business and government	1,334	341	(475)	51	1	1,252
Debt securities classified as loans	303	75	(48)	–	(2)	328
Total allowance for credit losses excluding acquired-credit impaired loans	2,587	1,409	(1,677)	167	51	2,537
Acquired credit-impaired loans[1,2]	–	81	(39)	–	18	60
Total allowance for credit losses	2,587	1,490	(1,716)	167	69	2,597
Less: Allowance for off-balance sheet positions[3]	278	3	–	–	2	283
Allowance for loan losses	$2,309	$1,487	$(1,716)	$167	$67	$2,314
1	Includes all FDIC covered loans and other acquired credit-impaired loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, see “Covered Loans” section in this Note.
3	The allowance for credit losses for off-balance sheet instruments is recorded in other liabilities on the Consolidated Balance Sheet.

COVERED LOANS

As at January 31, 2012, October 31, 2011, and November 1, 2010, the balances of FDIC covered loans were $1.2 billion, $1.3 billion, and $1.7 billion, respectively and were recorded in “Loans” on the Consolidated Balance Sheet. As at January 31, 2012, October 31, 2011, and November 1, 2010, the balances of the indemnification assets were $80 million, $86 million, and $167 million, respectively and were recorded in “Other assets” on the Consolidated Balance Sheet.

LOANS PAST DUE BUT NOT IMPAIRED

A loan is classified as past due when a borrower has failed to make a payment by the contractual due date, taking into account the grace period, if applicable. The grace period represents the additional time period beyond the contractual due date during which a borrower may make the payment without the loan being classified as past due. The grace period varies depending on the product type and the borrower.

The following tables summarize loans that are past due but not impaired as at January 31, 2012, October 31, 2011 and November 1, 2010. Generally, these amounts exclude loans that fall within the allowed grace period. Although U.S. Personal and Commercial Banking may grant a grace period of up to 15 days, there were $1.2 billion and $1.3 billion as at January 31, 2012 and October 31, 2011, respectively, (November 1, 2010 – 1.3 billion) of U.S. Personal and Commercial Banking loans that were past due up to 15 days that are included in the 1-30 days category in the following tables.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 67

Loans Past Due but not Impaired[1]
(millions of Canadian dollars)	As at
	1-30	31-60	61-89
Jan. 31, 2012	days	days	days	Total
Residential mortgages	$1,404	$828	$169	$2,401
Consumer instalment and other personal	4,857	701	194	5,752
Credit card	717	166	89	972
Business and government	1,193	240	54	1,487
Total	$8,171	$1,935	$506	$10,612

Oct. 31, 2011
Residential mortgages	$1,428	$799	$176	$2,403
Consumer instalment and other personal	4,766	764	169	5,699
Credit card	395	78	45	518
Business and government	1,082	211	84	1,377
Total	$7,671	$1,852	$474	$9,997

Nov. 1, 2010
Residential mortgages	$1,559	$715	$158	$2,432
Consumer instalment and other personal	5,043	835	183	6,061
Credit card	405	81	46	532
Business and government	1,312	454	137	1,903
Total	$8,319	$2,085	$524	$10,928
1	Excludes all acquired credit-impaired loans.

Gross Impaired Debt Securities Classified as Loans

As at January 31, 2012, impaired loans excludes $1.6 billion (October 31, 2011 – $1.6 billion; November 1, 2010 – $1.2 billion) of gross impaired debt securities classified as loans as subsequent to any recorded impairment, interest income continues to be recognized using the effective interest rate which was used to discount the future cash flows for the purpose of measuring the credit loss.

acquired credit-impaired loans

ACI loans are comprised of commercial, retail and FDIC covered loans, from the South Financial, FDIC-assisted, the Chrysler Financial acquisition, and the acquisition of the credit card portfolio of MBNA Canada, with outstanding unpaid principal balances of $6.3 billion, $2.1 billion, $0.9 billion, and $0.3 billion, respectively, and fair values of $5.6 billion, $1.9 billion, $0.8 billion and $0.1 billion, respectively at the acquisition date.

Acquired Credit-Impaired Loans
(millions of Canadian dollars)	As at
	Jan. 31, 2012	Oct. 31, 2011	Nov. 1, 2010
FDIC-assisted acquisitions
Unpaid principal balance [1]	$1,341	$1,452	$1,835
Credit related fair value adjustments	(103)	(121)	(216)
Interest rate and other related premium / (discount)	(14)	16	(29)
Carrying value	1,224	1,347	1,590
Counterparty-specific allowance [2]	(6)	(8)	–
Allowance for individually insignificant impaired loans [2]	(15)	(22)	–
Carrying value net of related allowance [3]	1,203	1,317	1,590
South Financial
Unpaid principal balance [1]	4,020	4,117	6,205
Credit related fair value adjustments	(391)	(425)	(707)
Interest rate and other related premium / (discount)	(16)	3	(48)
Carrying value	3,613	3,695	5,450
Counterparty-specific allowance [2]	(24)	(22)	–
Allowance for individually insignificant impaired loans [2]	(19)	(5)	–
Carrying value net of related allowance [3]	3,570	3,668	5,450
Other [4]
Unpaid principal balance [1]	676	540	–
Credit related fair value adjustments	(158)	(34)	–
Interest rate and other related premium / (discount)	6	12	–
Carrying value	524	518	–
Allowance for individually insignificant impaired loans [2]	(3)	(3)	–
Carrying value net of related allowance [3]	$521	$515	$–
1	Represents the contractual amount of principal owed.
2	Management concluded as part of the Bank’s quarterly assessment of the ACI loans that it was probable that higher than estimated principal credit losses would result in a decrease in expected cash flows subsequent to acquisition. As a result, counterparty-specific and individually insignificant allowances have been recognized.
3	Carrying value does not include the effect of the FDIC loss sharing agreement.
4	Includes Chrysler Financial and MBNA.

NOTE 9 INVESTMENT IN TD AMERITRADE HOLDING CORPORATION

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 68

The Bank has significant influence over TD Ameritrade and accounts for its investment in TD Ameritrade using the equity method. As at January 31, 2012, the Bank’s reported investment in TD Ameritrade was 45.10% of the issued and outstanding shares of TD Ameritrade with a fair value of $3,997 million as of January 31, 2012 (October 31, 2011 – $4,138 million) based on the closing price of US$16.11 on the NASDAQ Global Select Market on January 31, 2012.

During the three months ended January 31, 2012, TD Ameritrade repurchased 2.3 million shares (for the year ended October 31, 2011 – 27.7 million shares) which increased the Bank’s ownership position in TD Ameritrade to 45.10% as at January 31, 2012 (October 31, 2011 – 44.96%). On August 6, 2010 and October 31, 2011, the Stockholders Agreement was amended such that: (i) the Bank has until January 24, 2014 to reduce its ownership in TD Ameritrade to 45%; (ii) the Bank is required to commence reduction of its ownership in TD Ameritrade and continue its reduction as long as it can be executed at a price per share equal to or greater than the Bank’s then-applicable average carrying value per share of TD Ameritrade; and (iii) in connection with stock repurchases by TD Ameritrade, the Bank’s ownership interest in TD Ameritrade will not exceed 48%.

Pursuant to a Stockholders Agreement in relation to the Bank’s equity investment in TD Ameritrade, the Bank designated five of 12 members of TD Ameritrade’s Board of Directors including the Bank’s CEO and two independent directors of TD.

TD Ameritrade has no significant contingent liabilities to which the Bank is exposed. During the three months ended January 31, 2012, TD Ameritrade did not experience any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

The condensed financial statements of TD Ameritrade, based on its Consolidated Financial Statements, are provided as follows.

CONDENSED CONSOLIDATED BALANCE SHEETS[1]
(millions of Canadian dollars)	As at
	Dec. 31	Sept. 30
	2011	2011
Assets
Receivables from brokers, dealers, and clearing organizations	$831	$831
Receivables from clients, net of allowance for doubtful accounts	7,689	8,032
Other assets	11,616	8,206
Total assets	$20,136	$17,069
Liabilities
Payable to brokers, dealers, and clearing organizations	$1,603	$1,704
Payable to clients	12,116	8,949
Other liabilities	2,267	2,314
Total liabilities	15,986	12,967
Stockholders’ equity[2]	4,150	4,102
Total liabilities and stockholders’ equity	$20,136	$17,069

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(millions of Canadian dollars)	For the quarters ended
	Dec. 31	Dec. 31
	2011	2010
Revenues
Net interest revenue	$111	$117
Fee-based and other revenue	557	547
Total revenues	668	664
Operating expenses
Employee compensation and benefits	177	164
Other	258	263
Total operating expenses	435	427
Other expense	7	11
Pre-tax income	226	226
Provision for income taxes	70	79
Net income[3]	$156	$147
Earnings per share – basic	$0.28	$0.26
Earning per share – diluted	$0.28	$0.25
1	Customers' securities are reported on a settlement date basis whereas the Bank reports customers’ securities on a trade date basis.
2	The difference between the carrying value of the Bank’s investment in TD Ameritrade and the Bank’s share of TD Ameritrade’s stockholders’ equity is comprised of goodwill, intangibles and the cumulative translation adjustment.
3	The Bank’s equity share of net income of TD Ameritrade is subject to adjustments relating to amortization of intangibles, which are not included in the table above.

NOTE 10 acquisitions

ACQUISITION OF CREDIT CARD PORTFOLIO OF MBNA CANADA

On December 1, 2011, the Bank acquired substantially all of the credit card portfolio of MBNA Canada, a wholly-owned subsidiary of Bank of America Corporation, as well as certain other assets and liabilities for cash consideration of $6,839 million.

The acquisition was accounted for by the purchase method. The results of the acquisition from the acquisition date to January 31, 2012 have been consolidated with the Bank’s results and are primarily reported in the Canadian Personal and Commercial Banking and Wealth and Insurance segments.

The total amount of goodwill that is expected to be deductible for tax purposes is $26 million. The purchase price allocation is subject to refinement as the Bank completes the valuation of the assets acquired and liabilities assumed.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 69

The following table presents the estimated fair values of the assets and liabilities acquired as of the date of acquisition.

Fair Value of Identifiable Net Assets Acquired
(millions of Canadian dollars)	Amount
Assets acquired
Loans[1,2]	$7,361
Other assets	272
Intangible assets	422
8,055
Less: Liabilities assumed	1,336
Fair value of identifiable net assets acquired	6,719
Goodwill	120
Total purchase consideration	$6,839
1	The estimated fair value for loans reflects the expected credit losses at the acquisition date.
2	Gross contractual amounts receivable amount to $7,820 million.

Note 11 Deposits

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts.

Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.

Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to 10 years. Accrued interest on deposits, calculated using the effective interest rate method, is included in other liabilities on the Consolidated Balance Sheet. The deposits are generally term deposits, guaranteed investment certificates and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at January 31, 2012 was $130 billion (October 31, 2011 – $118 billion, November 1, 2010 – $98 billion).

Certain deposit liabilities are classified as “Trading deposits” within the Consolidated Balance Sheet and accounted for at fair value with the change in fair value recognized in the Consolidated Statement of Income.

Deposits by Type
(millions of Canadian dollars)				Jan. 31	Oct. 31	Nov. 1
			2012		2011	2010
	Demand	Notice	Term	Total	Total	Total
Personal	$16,034	$190,518	$70,000	$276,552	$268,703	$249,251
Banks	4,629	11	11,421	16,061	11,659	12,501
Business and government[1]	34,561	71,135	71,425	177,121	169,066	143,121
Trading	–	–	26,630	26,630	29,613	22,991
Total	$55,224	$261,664	$179,476	$496,364	$479,041	$427,864

Non-interest-bearing deposits included above
In domestic offices				$4,313	$3,473	$3,471
In foreign offices				9,740	9,951	8,292
Interest-bearing deposits included above
In domestic offices				266,999	260,200	235,294
In foreign offices				210,752	202,884	178,355
U.S. federal funds deposited				4,560	2,533	2,452
Total[1,2]				$496,364	$479,041	$427,864
1	Included in deposit liabilities on the Consolidated Balance Sheet is $7 billion (October 31, 2011 – $7 billion; November 1, 2010 – $2 billion) due to covered bond holders.
2	Includes deposits of $253 million (October 31, 2011 – $243 million; November 1, 2010 – $204 million) denominated in U.S. dollars and $11 million (October 31, 2011 – $10 million; November 1, 2010 – $9 million) denominated in other foreign currencies.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 70

Deposits by Country
(millions of Canadian dollars)
	Jan. 31, 2012
	Canada	United States	International	Total
Personal	$160,429	$116,025	$98	$276,552
Banks	5,685	3,409	6,967	16,061
Business and government	102,514	72,567	2,040	177,121
Trading	4,898	21,367	365	26,630
Total	$273,526	$213,368	$9,470	$496,364

	Oct. 31, 2011
Personal	$154,102	$114,508	$93	$268,703
Banks	3,051	3,004	5,604	11,659
Business and government	100,335	66,392	2,339	169,066
Trading	6,707	22,429	477	29,613
Total	$264,195	$206,333	$8,513	$479,041

	Nov. 1, 2010
Personal	$151,350	$97,795	$106	$249,251
Banks	3,490	4,764	4,247	12,501
Business and government	80,862	59,003	3,256	143,121
Trading	4,342	18,455	194	22,991
Total	$240,044	$180,017	$7,803	$427,864

Term Deposits
(millions of Canadian dollars)							Jan. 31	Oct. 31	Nov. 1
							2012	2011	2010
		Over	Over	Over	Over
	Within	1 year to	2 years to	3 years to	4 years to	Over
	1 year	2 years	3 years	4 years	5 years	5 years	Total	Total	Total
Personal	$15,995	$16,927	$10,880	$6,810	$2,379	$17,009	$70,000	$69,210	$77,112
Banks	11,336	25	18	9	4	29	11,421	7,102	8,578
Business and government	45,345	7,838	4,378	5,091	8,324	449	71,425	62,435	45,847
Trading	25,353	203	271	99	244	460	26,630	29,613	22,991
Total	$98,029	$24,993	$15,547	$12,009	$10,951	$17,947	$179,476	$168,360	$154,528

Term Deposits due within a Year
(millions of Canadian dollars)				Jan. 31	Oct. 31	Nov. 1
				2012	2011	2010
		Over 3	Over 6
	Within	months to	months to
	3 months	6 months	12 months	Total	Total	Total
Personal	$3,338	$5,225	$7,432	$15,995	$15,467	$12,614
Banks	11,050	222	64	11,336	7,032	8,475
Business and government	32,999	6,606	5,740	45,345	35,582	33,036
Trading	11,363	5,942	8,048	25,353	28,214	21,753
Total	$58,750	$17,995	$21,284	$98,029	$86,295	$75,878

NOTE 12 SHARE CAPITAL

The following table summarizes the shares issued and outstanding as at January 31, 2012, October 31, 2011, and November 1, 2010.

Common and Preferred Shares Issued and Outstanding and Treasury Shares Held
(millions of shares and millions of Canadian dollars)	As at
	Jan. 31, 2012		Oct. 31, 2011		Nov. 1, 2010
	Number		Number		Number
	of shares	Amount	of shares	Amount	of shares	Amount
Common shares
Balance at beginning of year	902.4	$17,491	879.7	$15,804	879.7	$15,804
Proceeds from shares issued on exercise of stock options	0.9	57	4.9	322	–	–
Shares issued as a result of dividend reinvestment plan	2.3	179	8.6	661	–	–
Proceeds from issuance of new shares	–	–	9.2	704	–	–
Balance at end of period – common shares	905.6	$17,727	902.4	$17,491	879.7	$15,804
Preferred shares – Class A
Series O	17.0	$425	17.0	$425	17.0	$425
Series P	10.0	250	10.0	250	10.0	250
Series Q	8.0	200	8.0	200	8.0	200
Series R	10.0	250	10.0	250	10.0	250
Series S	10.0	250	10.0	250	10.0	250
Series Y	10.0	250	10.0	250	10.0	250
Series AA	10.0	250	10.0	250	10.0	250
Series AC	8.8	220	8.8	220	8.8	220
Series AE	12.0	300	12.0	300	12.0	300
Series AG	15.0	375	15.0	375	15.0	375
Series AI	11.0	275	11.0	275	11.0	275
Series AK	14.0	350	14.0	350	14.0	350
Balance at end of period – preferred shares	135.8	$3,395	135.8	$3,395	135.8	$3,395
Treasury shares – common[1]
Balance at beginning of year	(1.4)	$(116)	(1.2)	$(91)	(1.2)	$(91)
Purchase of shares	(11.7)	(868)	(28.2)	(2,164)	–	–
Sale of shares	11.2	827	28.0	2,139	–	–
Balance at end of period – treasury shares – common	(1.9)	$(157)	(1.4)	$(116)	(1.2)	$(91)
Treasury shares – preferred[1]
Balance at beginning of year	–	$–	–	$(1)	–	$(1)
Purchase of shares	(0.5)	(15)	(2.2)	(59)	–	–
Sale of shares	0.5	15	2.2	60	–	–
Balance at end of period – treasury shares – preferred	–	$–	–	$–	–	$(1)
1	When the Bank purchases its own shares as a part of its trading business, they are classified as treasury shares and the cost of these shares is recorded as a reduction in equity.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 71

NOTE 13 ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the Bank’s accumulated other comprehensive income (loss), net of income taxes as at January 31, 2012, October 31, 2011 and November 1, 2010.

Accumulated Other Comprehensive Income (Loss), Net of Income Taxes
(millions of Canadian dollars)	As at
	Jan. 31	Oct. 31	Nov. 1
	2012	2011	2010
Net unrealized gain (loss) on available-for-sale securities	$1,085	$949	$1,317
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities	(339)	(464)	–
Net gain (loss) on derivatives designated as cash flow hedges	3,131	2,841	2,939
Total	$3,877	$3,326	$4,256

NOTE 14 SHARE-BASED COMPENSATION

For the three months ended January 31, 2012, the Bank recognized compensation expense for stock option awards of $6.8 million (three months ended January 31, 2011 – $8.4 million).

During the three months ended January 31, 2012, 1.9 million (three months ended January 31, 2011 – 1.7 million) options were granted by the Bank with a weighted-average fair value of $14.52 per option (three months ended January 31, 2011 – $15.47 per option).

The following table summarizes the assumptions used for estimating the fair value of options for the three months ended January 31, 2012 and January 31, 2011.

Assumptions Used for Estimating the Fair Value of Options
	For the three months ended
	Jan. 31	Jan. 31
	2012	2011
Risk-free interest rate	1.5%	2.7%
Expected option life (years)	6.3 years	6.2 years
Expected volatility[1]	27.4%	26.6%
Expected dividend yield	3.4%	3.3%
Exercise price	$73.27	$73.25
1	Expected volatility is calculated based on the average daily volatility measured over a historical period corresponding to the expected option life.

NOTE 15 EMPLOYEE BENEFITS

The following table summarizes expenses for the Bank’s principal pension and non-pension post-retirement benefit plans and the Bank’s significant other pension and retirement plans, for the three months ended January 31.

Employee Benefit Plans Expenses
(millions of Canadian dollars)		For the three months ended
			Principal Non-Pension
			Post-Retirement		Other Pension and
	Principal Pension Plans		Benefit Plan		Retirement Plans[1]
	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31
	2012	2011	2012	2011	2012	2011
Net employee benefits expense includes the following:
Service cost – benefits earned	$38	$39	$3	$3	$4	$2
Interest cost on projected benefit obligation	47	43	6	6	26	16
Expected return on plan assets[2]	(47)	(49)	–	–	(23)	(11)
Actuarial (gains) losses recognized in expense	–	–	–	–	5	1
Plan amendment costs (credits)	2	–	–	–	–	–
Amortization of plan amendment costs (credits)	–	–	(1)	(1)	–	–
Curtailment (gains) losses[3]	–	–	–	–	(25)	–
Total expense	$40	$33	$8	$8	$(13)	$8
1	Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and supplemental employee retirement plans. Other plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.
2	The actual return on plan assets for the principal pension plans was $128 million for the three months ended January 31, 2012 (three months ended January 31, 2011 – $92 million).
3	Certain TD Auto Finance retirement plans were curtailed during the period.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 72

CASH FLOWS

The following table summarizes the Bank’s contributions to its principal pension and non-pension post-retirement benefit plans and the Bank’s other pension and retirement plans during the three months ended January 31.

Plan Contributions
(millions of Canadian dollars)	For the three months ended
	Jan. 31	Jan. 31
	2012	2011
Principal pension plans	$45	$47
Principal non-pension post-retirement benefit plan	3	3
Other pension and retirement plans[1]	19	4
Total	$67	$54
1	Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and supplemental employee retirement plans. Other plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

As at January 31, 2012, the Bank expects to contribute an additional $172 million to its principal pension plans, $8 million to its principal non-pension post-retirement benefit plan, and $21 million to its other pension and retirement plans by the end of the year. However, future contribution amounts may change upon the Bank’s review of current contribution levels during the year.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 73

NOTE 16 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per share is calculated using the same method as basic earnings per share except that certain adjustments are made to net income attributable to common shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.

The following table presents the Bank’s basic and diluted earnings per share for the three months ended January 31, 2012 and January 31, 2011 and the twelve months ended October 31, 2011.

Basic and Diluted Earnings Per Share
(millions of Canadian dollars, except as noted)	For the three		For the twelve
	months ended		months ended
	Jan. 31	Jan. 31	Oct. 31
	2012	2011	2011
Basic earnings per share
Net income attributable to common shareholders	$1,403	$1,487	$5,761
Weighted-average number of common shares outstanding (millions)	901.1	879.3	885.7
Basic earnings per share (dollars)	$1.56	$1.69	$6.50
Diluted earnings per share
Net income attributable to common shareholders	$1,403	$1,487	$5,761
Effect of dilutive securities
Capital Trust II Securities – Series 2012-1	4	4	17
Preferred Shares – Series M and N	–	7	25
Net income available to common shareholders including impact of dilutive securities	$1,407	$1,498	$5,803
Weighted-average number of common shares outstanding (millions)	901.1	879.3	885.7
Effect of dilutive securities
Stock options potentially exercisable (millions)[1]	3.1	4.4	4.5
TD Capital Trust II Securities – Series 2012 -1 (millions)	5.0	4.9	4.9
Preferred Shares – Series M and N (millions)	–	7.8	7.8
Weighted-average number of common shares outstanding
– diluted (millions)	909.2	896.4	902.9
Diluted earnings per share (dollars)[1]	$1.55	$1.67	$6.43
1	For the three months ended January 31, 2012 and January 31, 2011, and the twelve months ended October 31, 2011, the computation of diluted earnings per share did not exclude any weighted-average options where the option price was greater than the average market price of the Bank’s common shares.

NOTE 17 SEGMENTED INFORMATION

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments: Canadian Personal and Commercial Banking (CAD P&C), Wealth and Insurance, U.S. Personal and Commercial Banking (U.S. P&C), and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. The results of Chrysler Financial in Canada are reported in CAD P&C. The results of Chrysler Financial in the U.S. are reported in U.S. P&C. Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler Financial acquisition are reported in the Corporate segment. Effective December 1, 2011, the results of MBNA Canada are reported in the CAD P&C and Wealth and Insurance segments.

Executive responsibilities for the TD Insurance business were moved from Group Head, Canadian Banking, Auto Finance, and Credit Cards, to the Group Head, Wealth and Insurance and Corporate Shared Services. Accordingly, effective November 1, 2011, the results of the TD Insurance business were transferred from CAD P&C to the Wealth and Insurance segment (formerly called Wealth Management). The prior period results have been restated retroactively to 2011.

The following table summarizes the segment results for the three months ended January 31, 2012 and January 31, 2011.

Results by Business Segment
(millions of Canadian dollars)	For the three months ended
	Canadian Personal				U.S. Personal
	and Commercial		Wealth and		and Commercial		Wholesale
	Banking		Insurance		Banking		Banking		Corporate		Total
	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Net interest income (loss)	$1,930	1,787	$144	133	$1,157	1,102	$443	388	$13	(54)	$3,687	3,356
Non-interest income	640	566	855	859	338	300	240	342	(118)	36	1,955	2,103
Provision for (reversal of) credit losses	283	215	–	–	158	207	12	6	(49)	(7)	404	421
Non-interest expenses	1,160	1,060	639	659	1,185	843	406	399	159	229	3,549	3,190
Income (loss) before income taxes	1,127	1,078	360	333	152	352	265	325	(215)	(240)	1,689	1,848
Provision for (recovery of) income taxes	301	309	66	75	(20)	50	71	90	(146)	(181)	272	343
Equity in net income of an associated company, net of income taxes	–	–	55	48	–	–	–	–	6	9	61	57
Net income (loss)	$826	769	$349	306	$172	302	$194	235	$(63)	(50)	$1,478	1,562
Total assets (billions of Canadian dollars)	$289.2	260.9	$19.4	19.9	$184.9	166.4	$248.8	186.9	$31.4	30.0	$773.7	664.1

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 74

NOTE 18 PROVISIONS, CONTINGENT LIABILITIES, PLEDGED ASSETS, AND COLLATERAL

LITIGATION

The Bank and its subsidiaries are involved in various legal actions in the ordinary course of business. Legal provisions are established when it becomes probable that the Bank will incur an expense and the amount can be reliably estimated. The Bank may incur losses in addition to the amounts accrued where the loss is greater than estimated by management, or for matters when an unfavourable outcome is reasonably possible, that is, not probable nor remote. The Bank believes the estimate of the aggregate range of reasonably possible losses, in excess of provisions, for its legal proceedings where it is possible to make such an estimate, is from nil to approximately $572 million as at January 31, 2012. This estimated aggregate range of reasonably possible losses is based upon currently available information for those proceedings in which the Bank is involved, taking into account the Bank’s best estimate of such losses for those cases which an estimate can be made. The Bank’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of liability has yet to be determined. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain cases, the Bank does not believe that an estimate can currently be made as many of them are in preliminary stages and certain cases have no specific amount claimed. Consequently, these cases are not included in the range.

In management’s opinion, based on its current knowledge and after consultation with counsel, the Bank believes that the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, in light of the uncertainties involved in such proceedings, some of which are beyond the Bank’s control, it is possible that the ultimate resolution of those legal actions may be material to the Bank’s consolidated results of operations for any particular reporting period.

The following is a description of the Bank’s material legal proceedings.

Multidistrict Overdraft Litigation

TD Bank, N.A. is a named defendant in three putative nationwide class actions challenging the manner in which it calculates and collects overdraft fees. The actions are pending in the federal courts for the Eastern District of Pennsylvania, the Southern District of Florida and the District of New Jersey, respectively. The action pending in the Eastern District of Pennsylvania has been transferred to the federal court in the Southern District of Florida for pre-trial proceedings in conjunction with similar actions pending against other banks. Plaintiffs challenge generally but not exclusively the manner in which debit transactions are batched and posted, by high to low amount rather than time of transaction. They claim that the posting method and related practices breach an implied covenant of good faith in the customer agreement, constitute unfair and deceptive acts and practices, cause a conversion of the customers’ property, and otherwise render TD Bank, N.A. liable for compensatory damages in the amount of all overdraft fees collected as a result of the challenged practices, punitive damages, injunctive relief terminating the challenged practices, and attorneys’ fees, costs and interest. TD Bank, N.A.’s motion to dismiss the actions consolidated in the Southern District of Florida has been denied, discovery is ongoing and TD Bank, N.A.’s motion to oppose class certification is pending. TD Bank, N.A. has following the quarter filed a motion to dismiss the action filed in the District of New Jersey.

Rothstein Litigation

TD Bank, N.A. was named a defendant by multiple plaintiff investors in three active lawsuits in state court in the Circuit Court of the Seventeenth Judicial Circuit, Broward County, Florida and five active lawsuits pending in federal court filed in or removed to the Southern District of Florida in 2010 and 2011. The lawsuits relate to an alleged US$1.2 billion Ponzi scheme perpetrated by, among others, Scott Rothstein, a partner of the Fort Lauderdale, Florida based law firm, Rothstein, Rosenfeldt and Adler. The lawsuits generally allege that TD Bank, N.A. conspired with and facilitated the maintenance of Rothstein’s Ponzi scheme and overlooked signs of wrongdoing in order to obtain profits and fees. The allegations in all of these actions are essentially identical, and involve claims against TD Bank, N.A. for, among other things, fraudulent misrepresentation, aiding and abetting fraud and negligent misrepresentation. One of the federal lawsuits alleges Racketeer Influenced and Corrupt Organizations violations. The Coquina Investments v. TD Bank, N.A. et al. trial has been completed and the jury returned a verdict against TD Bank, N.A. of US$67 million comprised of US$32 million of compensatory damages and US$35 million of punitive damages. TD Bank, N.A. has filed post-trial motions including a motion for a new trial and a motion for judgment notwithstanding the verdict. The other federal court actions are in the documentary discovery phase. TD Bank, N.A. following the quarter settled one of the state court actions pending in the Circuit Court of the Seventeenth Judicial Circuit, Broward County, Florida known as Razorback Funding LLC v. Scott Rothstein, TD Bank, N.A., a National Banking Association, et al. The two remaining active Florida state court actions are separate but pending before one state court judge and are in the documentary discovery phase. TD Bank, N.A. has filed answers and/or motions to dismiss denying all liability in all of these lawsuits.

The Chapter 11 Trustee for the bankruptcy estate of Rothstein, Rosenfeldt and Adler also filed a complaint in an adversary proceeding against TD Bank, N.A. in the In re Rothstein Rosenfeldt Adler, P.A. bankruptcy pending in the US Bankruptcy Court, Southern District of Florida. The Trustee has asserted multiple causes of action against TD Bank, N.A. seeking to avoid certain transfers made to TD Bank, N.A. that are alleged to have been preferential and/or fraudulent. Other causes of actions alleged in the complaint include, among other things, unjust enrichment, aiding and abetting conversion, negligence and negligent supervision. The complaint purports to allege losses on behalf of creditors and appears to seek to recoup losses for the investors. TD Bank, N.A. has moved to dismiss the Trustee’s claims. The parties are awaiting the court’s determination.

Pearlman Litigation.

TD Bank, N.A. (as successor to Carolina First Bank) has been named a defendant by multiple plaintiffs in three active lawsuits pending in multiple jurisdictions arising from alleged damages sustained from a Ponzi scheme and other fraudulent activities allegedly orchestrated by Louis J. Pearlman.

In February 2009, TD Bank, N.A. was named a defendant in a complaint filed by Soneet Kapila as Trustee in the In re Louis J. Pearlman bankruptcy pending in the US District Court, Middle District of Florida. The complaint seeks, among other things, to avoid certain alleged fraudulent transfers. Trial is expected later this year. In January, 2012, the Plaintiffs in the Groom, et al. v. TD Bank, N.A. filed a Third Amended Complaint in the US District Court, Middle District of Florida alleging aiding and abetting common law fraud. No discovery has commenced in this action. In August 2009, TD Bank, N.A. was named a defendant in a complaint filed in federal court in Minnesota by American Bank of St. Paul. The complaint, as amended, sought compensatory damages of US$36 million, plus interest and punitive damages regarding a loan made to Pearlman and related entities, the proceeds of which, in part were paid to TD Bank, N.A. In December 2011 the jury returned a verdict against TD Bank, N.A. of approximately US$13.6 million in compensatory damages. TD Bank, N.A. has filed a motion for a new trial and motion for judgment notwithstanding the verdict. The Plaintiff filed a motion asking the Court to increase the judgment against TD Bank, N.A. to US$27.1 million, plus interest.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 75

Pledged Assets and Collateral

In the ordinary course of business, securities and other assets are pledged against liabilities or contingent liabilities, including repurchase agreements, securitization liabilities, and securities borrowing transactions. Assets are also deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties. As at January 31, 2012, securities and other assets with a carrying value of $131.3 billion (October 31, 2011 – $119.4 billion; November 1, 2010 – $110.6 billion) were pledged as collateral in respect of these transactions. As at January 31, 2012, $7.4 billion (October 31, 2011 – $7.4 billion; November 1, 2010 – $2.2 billion) of consumer instalment and other personal loan assets were also pledged in respect of covered bonds issued by the Bank. These assets were sold by the Bank to an SPE which is consolidated by the Bank.

Assets transferred by the Bank where the transferee has the right to sell or repledge are as follows:

Assets that can be Repledged or Sold
(millions of Canadian dollars)	Jan. 31, 2012
Trading loans, securities and other	$22,050
Available-for-sale securities	256
Other assets	150
Total	$22,456

Oct. 31, 2011
Trading loans, securities and other	$21,477
Available-for-sale securities	256
Other assets	150
Total	$21,883

Nov. 1, 2010
Trading loans, securities and other	$18,149
Available-for-sale securities	298
Other assets	305
Total	$18,752

Assets Sold with Recourse

In connection with its securitization activities, the Bank typically makes customary representations and warranties about the underlying assets in which the Bank may have an obligation to repurchase the assets. The nature of these representations and warranties are for the Bank, as the seller, to represent that the Bank has executed the sale of assets in good faith, and in compliance with relevant laws and contractual requirements. In the event that they do not meet these criteria, the loans may be required to be repurchased by the Bank.

NOTE 19 REGULATORY CAPITAL

The Bank manages its capital under guidelines established by the Office of the Superintendent of Financial Institutions Canada (OSFI). The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives.

During the three months ended January 31, 2012, the Bank complied with the OSFI guideline related to capital ratios and the assets-to-capital multiple. This guideline is based on the “International Convergence of Capital Measurement and Capital Standards – A Revised Framework” (Basel II) issued by the Basel Committee on Banking Supervision. Current period calculations are based on IFRS while comparative calculations are based on Canadian GAAP. The Bank’s regulatory capital positions as at January 31, 2012 and October 31, 2011 were as follows:

Regulatory Capital Position
(millions of Canadian dollars, except as noted)		As at
	Jan. 31	Oct. 31
	2012	2011 [1]
Tier 1 capital	$28,378	$28,503
Tier 1 capital ratio[2]	11.6%	13.0%
Total capital[3]	$35,744	$34,978
Total capital ratio[4]	14.7%	16.0%
Assets-to-capital multiple[5]	18.3	17.2
1	Calculated based on Canadian GAAP.
2	Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets (RWA).
3	Total capital includes Tier 1 and Tier 2 capital.
4	Total capital ratio is calculated as Total capital divided by RWA.
5	The assets-to-capital multiple is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill and net intangibles, divided by Total adjusted capital.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 76

OSFI’s target Tier 1 and Total capital ratios for Canadian banks are 7% and 10%, respectively.

OSFI’s relief provision permits phase-in of the impact of IFRS in the calculation of regulatory capital on a straight-line basis over five quarters from November 1, 2011 to January 31, 2013. OSFI has also provided IFRS transitional provisions for the asset-to-capital multiple (ACM), which allows for the exclusion of assets securitized and sold through CMHC-sponsored programs prior to March 31, 2010 from the calculation of ACM. The IFRS transition adjustment for regulatory capital is the difference between adjusted net Tier 1 capital under Canadian GAAP and IFRS at October 31, 2011. In the absence of this election, the Company’s Tier 1 and Total capital would be $27 billion and $34 billion, respectively, at January 31, 2012.

NOTE 20 RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the “Managing Risk” section of the MD&A in this report relating to market and liquidity risks are an integral part of the Interim Consolidated Financial Statements.

Note 21 Transition to IFRS

The Bank adopted IFRS effective November 1, 2011. Prior to the adoption of IFRS, the Bank prepared its Interim Consolidated Financial Statements in accordance with Canadian GAAP. The Bank prepared its opening IFRS Consolidated Balance Sheet as at November 1, 2010, the date of transition to IFRS which forms the starting point for the Bank’s financial reporting under IFRS. These Interim Consolidated Financial Statements have been prepared in accordance with the accounting policies described in Note 2.

In preparing these Interim Consolidated Financial Statements, the Bank has applied the requirements of IFRS 1 including full retrospective application of IFRS effective for the Bank on adoption unless otherwise indicated below where certain mandatory exceptions were followed or certain elective exemptions were taken. The relevant mandatory exceptions include:

•	Derecognition of Financial Instruments (Securitizations)
•	Hedge Accounting

The elective exemptions taken by the Bank include:

•	Employee Benefits
•	Business Combinations
•	Designation of Financial Instruments
•	Cumulative Translation Adjustments

All other adjustments below relate to differences between Canadian GAAP and IFRS. The Bank’s estimates under IFRS are consistent with estimates previously made under Canadian GAAP at the same date, after adjusting for differences in accounting policies.

When the Bank issues its 2012 Consolidated Financial Statements, they will be prepared in accordance with IFRS effective for the Bank as at October 31, 2012. Accordingly, comparative information may differ from that currently provided.

1. OPENING BALANCE SHEET RECONCILIATIONS FROM CANADIAN GAAP TO IFRS

a) Equity Reconciliation

The following table is a reconciliation of the Bank’s equity, previously reported in accordance with Canadian GAAP, to its equity in accordance with IFRS, as at November 1, 2010.

Reconciliation of Consolidated Equity from Canadian GAAP to IFRS
(millions of Canadian dollars)		As at
	Section	Nov. 1, 2010
Equity under Canadian GAAP[1]		$42,302
Effect of transition to IFRS
Mandatory exception under IFRS 1:
Derecognition of financial instruments (securitizations)	3 (a)	(415)
Hedge accounting	3 (b)	-
		(415)
Elective exemptions under IFRS 1:
Employee benefits	3 (c)(i)	(820)
Business combinations	3 (d)	(2,180)
Designation of financial instruments	3 (e)	165
Currency translation differences	3 (f)	-
		(2,835)
Other adjustments:
Loan origination costs	3 (g)	(391)
Consolidation	3 (h)	(82)
Employee benefits	3 (c)(ii)	(77)
Share-based payments	3 (i)	(107)
Income taxes[2]	3 (j)	(72)
Equity securities classified as available-for-sale with no quoted market price	3 (k)	90
Other	3 (l)	(34)
		(673)
Presentation differences:
Non-controlling interests in subsidiaries	3 (m)	1,493
Total effect of transition to IFRS		(2,430)
Equity under IFRS		$39,872
1	’Equity’ was referred to as ‘Shareholders’ Equity’ under Canadian GAAP and did not include non-controlling interests in subsidiaries.
2	Income taxes relates to all IAS 12 adjustments. All other adjustments are net of income taxes.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 77

b) Opening Balance Sheet by Financial Statement Line Item

The following is a reconciliation of the Bank’s opening balance sheet from Canadian GAAP to IFRS.

Reconciliation of Consolidated Balance Sheet from Canadian GAAP to IFRS
(millions of Canadian dollars)							As at
							Nov. 1, 2010
		Effect of Transition to IFRS[1]
		Mandatory	Elective
		Exceptions	Exemptions	Other	Presentation
Canadian GAAP		under IFRS 1	under IFRS 1	Adjustments	Changes [2]		IFRS
ASSETS							ASSETS
Cash and due from banks	$2,574	–	–	–	–	$2,574	Cash and due from banks
Interest-bearing deposits with banks	19,136	–	–	–	–	19,136	Interest-bearing deposits with banks
	21,710	–	–	–	–	21,710
Securities
Trading	59,542	5,494	–	(795)	(546)	63,695	Trading loans, securities and other
	–	–	–	–	51,470	51,470	Derivatives[2]
	–	(918)	–	–	3,068	2,150	Financial assets designated at fair value through profit or loss
Available-for-sale	102,355	(25,727)	9,936	123	–	86,687	Available-for-sale securities
Held-to-maturity	9,715	–	(9,715)	–	–	–
	171,612	(21,151)	221	(672)	53,992	204,002
Securities purchased under reverse repurchase agreements	50,658	–	–	–	–	50,658	Securities purchased under reverse repurchase agreements
Loans							Loans
Residential mortgages	71,482	65,211	22	(384)	(150)	136,181	Residential mortgages
Consumer instalment and other personal	100,821	–	–	6,550	–	107,371	Consumer instalment and other personal
Credit card	8,870	–	–	–	–	8,870	Credit card
Business and government	83,398	–	–	(70)	(123)	83,205	Business and government
Debt securities classified as loans	7,591	–	–	–	–	7,591	Debt securities classified as loans
	272,162	65,211	22	6,096	(273)	343,218
Allowance for loan losses	(2,309)	–	–	–	–	(2,309)	Allowance for loan losses
Loans, net of allowance for loan losses	269,853	65,211	22	6,096	(273)	340,909	Loans, net of allowance for loan losses
Other							Other
Customers’ liability under acceptances	7,757	–	–	–	–	7,757	Customers’ liability under acceptances
Investment in TD Ameritrade	5,485	–	–	(47)	–	5,438	Investment in TD Ameritrade
Derivatives[2]	51,675	(220)	–	15	(51,470)	–
Goodwill	14,460	–	(2,147)	–	–	12,313	Goodwill
Other intangibles	2,093	–	(289)	–	–	1,804	Intangibles
Lands, buildings and equipment	4,247	–	2	–	–	4,249	Land, buildings, equipment, and other depreciable assets
Current tax receivable	–	–	–	–	623	623	Current income tax receivable
Future income tax assets	–	299	297	249	200	1,045	Deferred tax assets
Other assets	19,995	656	(829)	(199)	(2,722)	16,901	Other assets
	105,712	735	(2,966)	18	(53,369)	50,130
Total assets	$619,545	44,795	(2,723)	5,442	350	$667,409	Total assets

1	Refer to the notes following the IFRS opening Consolidated Balance Sheet for a description of significant measurement and presentation differences between Canadian GAAP and IFRS.
2	Certain comparative amounts have been reclassified to conform to the new IFRS presentation adopted on transition date.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 78

Reconciliation of Consolidated Balance Sheet from Canadian GAAP to IFRS
(millions of Canadian dollars)							As at
							Nov. 1, 2010
		Effect of Transition to IFRS[1]
		Mandatory	Elective
		Exceptions	Exemptions	Other	Presentation
Canadian GAAP		under IFRS [1]	under IFRS [1]	Adjustments	Changes [3]		IFRS
LIABILITIES							LIABILITIES
	$–	–	–	–	22,991	$22,991	Trading deposits[3]
	–	–	–	–	52,552	52,552	Derivatives[3]
	–	27,256	–	–	–	27,256	Securitization liabilities at fair value
	–	–	–	31	–	31	Financial liabilities designated at fair value through profit or loss
	–	27,256	–	31	75,543	102,830
Deposits							Deposits
Personal	249,251	–	–	–	–	249,251	Personal
Banks	12,508	–	–	(7)	–	12,501	Banks
Business and government	145,221	–	–	(2,100)	–	143,121	Business and government
Trading[3]	22,991	–	–	–	(22,991)	–
	429,971	–	–	(2,107)	(22,991)	404,873
Other							Other
Acceptances	7,757	–	–	–	–	7,757	Acceptances
Obligations related to securities	23,695	–	–	(4)	–	23,691	Obligations related to securities
sold short							sold short
Obligations related to securities sold							Obligations related to securities sold
under repurchase agreements	25,426	(3,235)	–	–	–	22,191	under repurchase agreements
Derivatives[3]	53,685	(1,101)	–	(32)	(52,552)	–
							Securitization liabilities at
	–	23,078	–	–	–	23,078	amortized cost
	–	–	–	–	440	440	Provisions
Current income tax payable	352	63	–	3	623	1,041	Current income tax payable
Future income tax liabilities	460	77	(45)	79	200	771	Deferred tax liabilities
Other liabilities	21,316	(928)	159	6,056	(913)	25,690	Other liabilities
	132,691	17,954	114	6,102	(52,202)	104,659
Subordinated notes							Subordinated notes
and debentures	12,506	–	(2)	(255)	–	12,249	and debentures
Liability for preferred shares	582	–	–	–	–	582	Liability for preferred shares
Liability for capital							Liability for capital
trust securities	–	–	–	2,344	–	2,344	trust securities
Non-controlling interests
in subsidiaries[3]	1,493	–	–	–	(1,493)	–
Total liabilities including
non-controlling interest	577,243	45,210	112	6,115	(1,143)	627,537	Total liabilities

SHAREHOLDERS' EQUITY							EQUITY
Common Shares	16,730	–	(926)	–	–	15,804	Common shares
Preferred shares	3,395	–	–	–	–	3,395	Preferred shares
Treasury shares - common	(91)	–	–	–	–	(91)	Treasury shares – common
Treasury shares - preferred	(1)	–	–	–	–	(1)	Treasury shares – preferred
Contributed surplus	305	–	(85)	15	–	235	Contributed surplus
Retained earnings[2]	20,959	(513)	(4,936)	(729)	–	14,781	Retained earnings
Accumulated other comprehensive							Accumulated other comprehensive
income (loss)[2]	1,005	98	3,112	41	–	4,256	income (loss)
	42,302	(415)	(2,835)	(673)	–	38,379
	–	–	–	–	1,493	1,493	Non-controlling interests in subsidiaries[3]
Total shareholders' equity	42,302	(415)	(2,835)	(673)	1,493	39,872	Total equity
Total liabilities and
Shareholders' equity	$619,545	44,795	(2,723)	5,442	350	$667,409	Total liabilities and equity

1	Refer to the notes following the IFRS opening Consolidated Balance Sheet for a description of significant measurement and presentation differences between Canadian GAAP and IFRS.
2	Included in the elective exemptions under IFRS 1 are adjustments related to the Bank’s election for cumulative translation differences of $2,947 million. As discussed in Note 21.3(f), this adjustment has no resulting net impact on equity.
3	Certain comparative amounts have been reclassified to conform to the new IFRS presentation adopted on transition date.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 79

2. RECONCILIATION OF ADDITIONAL PERIODS FROM CANADIAN GAAP TO IFRS

a) Equity Reconciliation as at October 31, 2011 and January 31, 2011

The following is a reconciliation of the Bank’s equity reported in accordance with Canadian GAAP to its equity in accordance with IFRS as at October 31, 2011 and January 31, 2011 by type of adjustment.

Reconciliation of Consolidated Equity from Canadian GAAP to IFRS
(millions of Canadian dollars)		As at
		Oct. 31	Jan. 31
	Section	2011	2011
Equity under Canadian GAAP[1]		$46,852	$41,524
Effect of transition to IFRS
Mandatory exception under IFRS 1:
Derecognition of financial instruments (securitizations)	3(a)	(568)	(200)
Hedge accounting	3(b)	(12)	(1)
		(580)	(201)
Elective exemption under IFRS 1:
Employee benefits	3(c)(i)	(825)	(878)
Business combinations	3(d)	(2,153)	(2,143)
Designation of financial instruments	3(e)	170	165
Currency translation differences	3(f)	(218)	83
		(3,026)	(2,773)
Other adjustments:
Loan origination costs	3(g)	(356)	(373)
Consolidation	3(h)	(90)	(83)
Employee benefits	3(c)(ii)	-	-
Share-based payments	3(i)	(110)	(117)
Income taxes[2]	3(j)	(81)	(74)
Equity securities classified as available-for-sale with no quoted market price	3(k)	89	89
Other	3(l)	(177)	(203)
		(725)	(761)
Presentation differences:
Non-controlling interests in subsidiaries	3(m)	1,483	1,464
Total effect of transition to IFRS		$(2,848)	$(2,271)
Equity under IFRS		$44,004	$39,253
1	Equity’ was referred to as ‘Shareholders’ Equity’ under Canadian GAAP and did not include non-controlling interests in subsidiaries.
2	Income taxes relates to all IAS 12 adjustments. All other adjustments are net of income taxes.

b) Net Income for the Year Ended October 31, 2011 and Three Months Ended January 31, 2011

The following is a reconciliation of the Bank’s net income reported in accordance with Canadian GAAP to its net income under IFRS for the year ended October 31, 2011 and three months ended January 31, 2011.

Reconciliation of Net Income from Canadian GAAP to IFRS
(millions of Canadian dollars)	For the	For the three
	year ended	months ended
	Oct. 31	Jan. 31
	2011	2011
Net income under Canadian GAAP	$5,889	$1,541
Effect of transition to IFRS
IFRS adjustments:
Derecognition of financial instruments (securitizations)	38	(16)
Employee benefits	70	17
Business combinations	(19)	(2)
Loan origination costs	16	9
Share-based payments	(13)	(9)
Other	(40)	(4)
	52	(5)
Presentation differences:
Non-controlling interests in subsidiaries	104	26
Total effect of transition to IFRS	$156	$21
Net income under IFRS	$6,045	$1,562

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 80

c) Comprehensive Income for the Three Months Ended January 31, 2011 and Year Ended October 31, 2011

The following is a reconciliation of the Bank’s comprehensive income reported in accordance with Canadian GAAP to its comprehensive income under IFRS for the three months ended January 31, 2011 and year ended October 31, 2011.

Reconciliation of Consolidated Comprehensive Income from Canadian GAAP to IFRS by Line Item
(millions of Canadian dollars)			For the year ended
			Oct. 31, 2011
Net income [1]	$5,889	$52	$104	$6,045
Other comprehensive income (loss), net of income taxes
Change in unrealized gains on available-for-sale securities	(172)	(158)	84	(246)
Reclassification to earnings of net losses in respect of available-for-sale securities	(92)	(30)	-	(122)
Net change in unrealized foreign currency translation gains (losses) on investments in foreign operations	(298)	(166)	(332)	(796)
Net foreign currency translation gains (losses) from hedging activities	-	-	332	332
Change in net gains (losses) on derivatives designated as cash flow hedges	801	(58)	(103)	640
Reclassification to earnings of net gains on cash flow hedges	(708)	(49)	19	(738)
Other comprehensive income (loss) for the period	(469)	(461)	-	(930)
Comprehensive income (loss) for the period	$5,420	$(409)	$104	$5,115
Attributable to:
Preferred shareholders	$180	$-	$-	$180
Common shareholders	5,240	(409)	-	4,831
Non-controlling interests	-	-	104	104

Reconciliation of Consolidated Comprehensive Income from Canadian GAAP to IFRS by Line Item
(millions of Canadian dollars)	For the three months ended
			Jan. 31, 2011
		Effect of Transition to IFRS
	Canadian		Presentation
	GAAP	Adjustments	Changes	IFRS
Net income [1]	$1,541	$(5)	$26	$1,562
Other comprehensive income (loss), net of income taxes
Change in unrealized gains on available-for-sale securities	(294)	(355)	123	(526)
Reclassification to earnings of net losses in respect of available-for-sale securities	5	(7)	-	(2)
Net change in unrealized foreign currency translation gains (losses) on investments in foreign operations	(546)	448	(281)	(379)
Net foreign currency translation gains (losses) from hedging activities	-	-	281	281
Change in net gains (losses) on derivatives designated as cash flow hedges	(975)	(3)	(127)	(1,105)
Reclassification to earnings of net gains on cash flow hedges	(166)	114	4	(48)
Other comprehensive income (loss) for the period	(1,976)	197	-	(1,779)
Comprehensive income (loss) for the period	$(435)	$192	$26	$(217)
Attributable to:
Preferred shareholders	$49	$-	$-	$49
Common shareholders	(484)	192	-	(292)
Non-controlling interests	-	-	26	26
1	See ‘Reconciliation of Net Income from Canadian GAAP to IFRS’ table in this note.

3. description OF SIGNIFICANT MEASUREMENT AND PRESENTATION DIFFERENCES BETWEEN CANADIAN GAAP AND IFRS

Set forth below are the Bank’s key differences between Canadian GAAP and IFRS, including elections and financial statement presentation changes.

(a) Derecognition of Financial Instruments (Securitizations): Mandatory Exception

The Bank has elected to apply the derecognition provisions of IAS 39, Financial Instruments: Recognition and Measurement, on a retrospective basis for transactions occurring on or after January 1, 2004. In accordance with an OSFI statement issued February 2011, transactions occurring before January 1, 2004 were not adjusted upon transition to IFRS pursuant to IFRS 1. IFRS 1 permits the Bank to apply the derecognition provisions of IAS 39 to all transactions occurring before a date of the Bank’s choosing, provided the information required to apply IAS 39 was obtained at the time of initially accounting for those transactions.

Under Canadian GAAP, the Bank derecognized financial assets that were transferred in a securitization to an SPE when control over the financial assets was transferred to third parties and consideration other than a beneficial interest in the transferred assets was received. A gain or loss on sale of the financial assets was recognized immediately in other income after the effects of hedges on the financial assets sold, if applicable. For transfers of certain mortgage backed securities (MBS) under the Canada Mortgage and Housing Corporation (CMHC) Canada Mortgage Bond (CMB) Program to the Canada Housing Trust (CHT), the Bank also enters into a seller swap with CHT. Under the seller swap agreement the Bank receives MBS interests and agrees to pay CMB interests to CHT. This seller swap was recorded as a derivative under Canadian GAAP at the time of sale. The seller swap agreement also requires the Bank to establish a segregated account for reinvestment (the “Principal Reinvestment Account” or “PRA”) of any payments it receives that constitutes principal repayment in order to meet the principal repayment obligation upon the maturity of the CMBs. This repayment of principal is reinvested in certain trust permitted investments determined by the Bank. Under Canadian GAAP, the financial assets transferred under the CMHC program to CHT qualified as sales and were derecognized from the Bank’s Consolidated Balance Sheet.

Under Canadian GAAP, where the Bank securitized mortgages with CMHC and received an MBS but had not sold the MBS to a third party, the resulting security remained on the Bank’s Consolidated Balance Sheet and was classified as available-for-sale.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 81

Under IFRS, the Bank derecognizes a financial asset where the contractual rights to that asset have expired. Derecognition may also be appropriate where the contractual right to receive future cash flows from the asset have been transferred, or where the Bank retains the rights to future cash flows from the asset but assumes an obligation to pay those cash flows to a third party subject to certain criteria.

When the Bank transfers a financial asset, it is necessary to assess the extent to which the Bank has retained the risks and rewards of ownership of the transferred asset. If substantially all the risks and rewards of ownership of the financial assets have been retained, the Bank continues to recognize the asset and the transfer is accounted for as a secured borrowing transaction. If substantially all the risks and rewards of ownership of the financial assets have been transferred, the Bank will derecognize the asset and recognize separately as assets or liabilities any rights and obligations created or retained in the transfer.

If the Bank neither transfers nor retains substantially all the risks and rewards of ownership of the financial assets, the Bank derecognizes the asset where it has relinquished control of the financial asset. The Bank is considered to have relinquished control of the financial asset where the transferee has the practical ability to sell the transferred financial asset. Where the Bank has retained control of the financial asset, it continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

As a result of the differences between Canadian GAAP and IFRS, most transfers of securitized financial assets that previously qualified for derecognition under Canadian GAAP, will no longer qualify for derecognition under IFRS. For example, certain transfers of MBS under the CMHC CMB Program to CHT will not qualify for derecognition. These transfers will be accounted for as secured borrowing transactions under IFRS resulting in the recognition of securitization liabilities for the proceeds received on the Bank’s Consolidated Balance Sheet. This difference in accounting under IFRS has resulted in the following adjustments to the Bank’s IFRS Consolidated Financial Statements:

•	Securitized mortgages which were off-balance sheet under Canadian GAAP have been recognized on the Bank’s Consolidated Balance Sheet, resulting in an increase in residential loans, an increase in trading loans, and a decrease in retained interests.
•	Securitization liabilities not previously required under Canadian GAAP have been recognized on the Bank’s Consolidated Balance Sheet, resulting in an increase in securitization liabilities at amortized cost and securitization liabilities at fair value.
•	The seller swap previously recorded under Canadian GAAP, no longer exists under IFRS, as the payable portion of the swap is captured as part of the securitization liabilities recognized under IFRS. Similarly, the receivable portion of the swap is captured as part of securitized mortgages recognized on the Consolidated Balance Sheet under IFRS. The derecognition of the seller swap upon transition results in a reduction of derivative assets or derivative liabilities on the Bank’s Consolidated Balance Sheet.
•	The Bank will no longer record securitization gains or losses upon the transfer of financial assets that fail derecognition. Gains and losses relating to assets recorded on the Bank’s Consolidated Balance Sheet on transition have been reversed. Certain transaction costs that were previously recorded as part of securitization gains or losses have been capitalized against securitization liabilities.
•	Retained earnings have increased as a result of interest income earned on securitized mortgages which have been recognized on the Bank’s Consolidated Balance Sheet under IFRS.
•	Retained earnings have decreased as a result of interest expense recorded relating to securitization liabilities which have been recognized on the Bank’s Consolidated Balance Sheet under IFRS.
•	Under IFRS, assets transferred to the PRA account no longer qualifies for derecognition as the Bank maintains the risk and rewards of ownership of those financial assets. These assets have been recognized on the Bank’s Consolidated Balance Sheet resulting in an increase to residential loans, an increase to trading assets, and a decrease to obligation related to securities sold under repurchase agreements.
•	Where the Bank has securitized mortgages with CMHC and has received an MBS but has not sold the MBS to a third party, the MBS remains on the Bank’s Consolidated Balance Sheet as a mortgage. As a result, upon transition to IFRS, available-for-sale securities have decreased and residential mortgages have increased.

The total impact to the Bank’s IFRS opening Consolidated Balance Sheet is disclosed in the table below:

Derecognition of Financial Instruments
(millions of Canadian dollars)	As at
Nov. 1
2010
Increase/(decrease) in assets:
Trading loans, securities and other	$5,494
Derivatives	(220)
Financial assets designated at fair value through profit or loss	(918)
Available-for-sale securities	(25,727)
Loans – residential mortgages	65,211
Deferred tax assets	299
Other assets	656
(Increase)/decrease in liabilities:
Securitization liabilities at fair value	(27,256)
Derivatives	1,101
Obligations related to securities sold under repurchase agreements	3,235
Securitization liabilities at amortized cost	(23,078)
Current income tax payable	(63)
Deferred tax liabilities	(77)
Other liabilities	928
Increase/(decrease) in equity	$(415)

The total impact to the Bank’s opening equity was a decrease of $415 million, comprised of an increase to accumulated other comprehensive income of $25 million and a decrease to retained earnings of $440 million.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 82

(b) Hedge Accounting: Mandatory Exception

Hedge accounting can only be applied to hedging relationships that meet the IFRS hedge accounting criteria upon transition to IFRS. All hedging relationships that qualify for hedge accounting under IFRS have been documented on the transition date.

Under Canadian GAAP, where a purchased option is a hedging instrument in a designated cash flow hedge accounting relationship, the assessment of effectiveness may be based on the option’s terminal value and where certain circumstances are met, an entity can assume no ineffectiveness and the entire change in fair value of the option can be recognized in accumulated other comprehensive income. Under IFRS, an entity must specifically indicate whether the time value is included or excluded from a hedging relationship and must assess the option for effectiveness. If the time value of the option is excluded, changes in the options fair value due to time value are recognized directly in earnings. At transition date, where options were designated in cash flow hedge accounting relationships, the Bank excluded the changes in fair value of the option due to time value from the hedging relationship. The impact to the Bank’s IFRS opening Consolidated Balance Sheet as at November 1, 2010 was an increase to accumulated other comprehensive income of $73 million, and a decrease in opening retained earnings of $73 million.

(c) Employee Benefits

i) Employee Benefits: Elective Exemption

The Bank has elected to recognize unamortized actuarial gains or losses in its IFRS opening retained earnings. The impact of this election to the Bank’s IFRS opening Consolidated Balance Sheet as at November 1, 2010 was a decrease to other assets of $933 million, an increase to deferred tax assets of $309 million, an increase to other liabilities of $196 million, and a decrease to opening retained earnings of $820 million.

ii) Employee Benefits: Other Differences between Canadian GAAP and IFRS

Measurement Date

Under Canadian GAAP, the defined benefit obligation and plan assets may be measured up to three months prior to the date of the financial statements as long as the measurement date is applied consistently. Under Canadian GAAP, the Bank measured the obligation and assets of its principal pension and non-pension post-retirement benefit plans as at July 31.

IFRS requires that valuations be performed with sufficient regularity such that the amounts recognized in the financial statements do not differ materially from amounts that would be determined at the end of the reporting period. Under IFRS, the Bank will measure the assets and obligations of all defined benefit plans as at October 31.

Defined Benefit Plans – Past Service Costs

Canadian GAAP does not differentiate between accounting for the vested and unvested cost of plan amendments, deferring and amortizing both over the expected average remaining service life of active plan members.

Under IFRS, the cost of plan amendments is recognized immediately in income if it relates to vested benefits; otherwise, they are recognized over the remaining vesting period.

Defined Benefit Plans – Asset Ceiling Test

Under Canadian GAAP, when a defined benefit plan gives rise to a prepaid pension asset, a valuation allowance is recognized for any excess of the prepaid pension asset over the expected future benefits expected to be realized by the Bank.

Under IFRS, the prepaid pension asset is subject to a ceiling which limits the asset recognized on the Consolidated Balance Sheet to the amount that is recoverable through refunds of contributions or future contribution holidays.

In addition, under Canadian GAAP, the Bank was not required to recognize regulatory funding deficits. Under IFRS, the Bank is required to record a liability equal to the present value of all future cash payments required to eliminate any regulatory funding deficits related to its defined benefit plans.

Defined Benefit Plans – Attributing Benefits to Periods of Service

Under Canadian GAAP, for a defined benefit plan other than a pension plan, the obligation for employee future benefits should be attributed on a straight-line basis to each year of service in the attribution period unless the plan formula attributes a significantly higher level of benefits to employees’ early years of service. Under those circumstances, the obligation should be attributed based on the plan’s benefit formula.

IFRS requires that benefits be attributed to periods of service either under the plan benefit formula or on a straight-line basis from the date when service first leads to benefits to the date when further service will lead to no material amount of further benefits, other than from further salary increases. For the Bank’s principal non-pension post-retirement plan, benefits are not earned until certain criteria are met. As a result, the attribution period will be shorter under IFRS, resulting in a reduction in the accrued benefit liability on transition to IFRS.

The impact of these other employee benefit differences between Canadian GAAP and IFRS to the Bank’s IFRS opening Consolidated Balance Sheet as at November 1, 2010 was a decrease to other assets of $95 million, an increase to deferred tax assets of $26 million, an increase to other liabilities of $8 million, and a decrease to opening retained earnings of $77 million.

(d) Business Combinations: Elective Exemption

As permitted under IFRS transition rules, the Bank has applied IFRS 3, Business Combinations (IFRS 3) to all business combinations occurring on or after January 1, 2007. Certain differences exist between IFRS and Canadian GAAP in the determination of the purchase price allocation. The most significant differences are described below.

Under Canadian GAAP, an investment in a subsidiary which is acquired through two or more purchases is commonly referred to as a “step acquisition”. Each transaction is accounted for as a step-by-step purchase, and is recognized at the fair value of the net assets acquired at each step. Under IFRS, the accounting for step acquisitions differs depending on whether a change in control occurs. If change in control occurs, the acquirer remeasures any previously held equity investment at its acquisition-date fair value and recognizes any resulting gain or loss in the Consolidated Statement of Income. Any transactions subsequent to obtaining control are recognized as equity transactions.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 83

Under Canadian GAAP, shares issued as consideration are measured at the market price over a reasonable time period before and after the date the terms of the business combination are agreed upon and announced. Under IFRS, shares issued as consideration are measured at their market price on the closing date of the acquisition.

Under Canadian GAAP, an acquirer’s restructuring costs to exit an activity or to involuntarily terminate or relocate employees are recognized as a liability in the purchase price allocation. Under IFRS, these costs are generally expensed as incurred and not included in the purchase price allocation.

Under Canadian GAAP, costs directly related to the acquisition (i.e., finders fees, advisory, legal, etc.) are included in the purchase price allocation, while under IFRS these costs are expensed as incurred and not included in the purchase price allocation.

Under Canadian GAAP, contingent consideration is recorded when the amount can be reasonably estimated at the date of acquisition and the outcome is determinable beyond reasonable doubt, while under IFRS contingent consideration is recognized immediately in the purchase price equation at fair value and marked to market as events and circumstances change in the Consolidated Statement of Income.

The impact of the differences between Canadian GAAP and IFRS to the Bank’s IFRS opening Consolidated Balance Sheet is disclosed in the table below.

Business Combinations: Elective Exemption
(millions of Canadian dollars)	As at
Nov. 1
2010
Increase/(decrease) in assets:
Available-for-sale securities	$(1)
Goodwill	(2,147)
Loans – residential mortgages	22
Intangibles	(289)
Land, buildings, and equipment, and other depreciable assets	2
Deferred tax assets	(12)
Other assets	104
(Increase)/decrease in liabilities:
Deferred tax liabilities	102
Other liabilities	37
Subordinated notes and debentures	2
Increase/(decrease) in equity	$(2,180)

The total impact of business combination elections to the Bank’s IFRS opening equity was a decrease of $2,180 million, comprised of a decrease to common shares of $926 million, a decrease to contributed surplus of $85 million and a decrease to retained earnings of $1,169 million.

(e) Designation of Financial Instruments: Elective Exemption

Under IAS 39, Financial Instruments: Recognition and Measurement, entities are permitted to make certain designations only upon initial recognition. IFRS 1 provides entities with an opportunity to make these designations on the date of transition to IFRS provided the asset or liability meets certain criteria specified under IFRS at that date.

The Bank has designated certain held-to-maturity financial assets as available-for-sale financial assets. The impact of this designation on the Bank’s IFRS opening Consolidated Balance Sheet as at November 1, 2010 was an increase to available-for-sale securities of $9,937 million, a decrease to held-to-maturity securities of $9,715 million, an increase to deferred tax liabilities of $57 million, and an increase to opening equity of $165 million. The total impact to the Bank’s opening equity comprised of an increase to accumulated other comprehensive income of $165 million and no impact to retained earnings.

(f) Cumulative Translation Adjustments: Elective Exemption

The Bank has elected to reclassify all cumulative translation differences, on its foreign operations net of hedging activities which were recorded in accumulated other comprehensive income to retained earnings on transition. As a result, the Bank has reclassified the entire balance of cumulative translation losses at transition date of $2,947 million from accumulated other comprehensive income into retained earnings, with no resulting impact on equity.

(g) Loan Origination Costs: Other Differences between Canadian GAAP and IFRS

Under Canadian GAAP, costs that are directly attributable to the origination of a loan, which include commitment costs, were deferred and recognized as an adjustment to the loan yield over the expected life of the loan using the effective interest rate method. Under IFRS, loan origination costs must be both directly attributable and incremental to the loan origination in order to be deferred and amortized and recognized as a yield adjustment over the expected life of the loan. On transition to IFRS certain costs that were previously permitted to be deferred under Canadian GAAP have been expensed into opening retained earnings as they are not considered to be incremental to the loan origination. The impact of this difference to the Bank’s IFRS opening Consolidated Balance Sheet as at November 1, 2010 was a decrease to loans of $458 million and other assets of $88 million, an increase to deferred tax assets of $155 million, and a decrease to opening retained earnings of $391 million.

(h) Consolidation: Other differences between Canadian GAAP and IFRS

The control and consolidation of an entity is evaluated under Canadian GAAP using two different models. The variable interest model applies when an entity holds a variable interest in a variable interest entity (VIE). If an entity is not a VIE, consolidation is assessed under the voting interest model, where voting rights or governance provisions will determine which party consolidates the entity. In addition, entities that are structured to meet specific characteristics such as Qualifying Special Purpose Entities (QSPE) are exempt from the consolidation guidance.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 84

IFRS guidance on consolidation is based on the principles of control. Control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The power of control can be obvious, for example, through the holding of a majority of voting rights. When control is not apparent, such as when the entity is a SPE, consolidation is based on an overall assessment of all the relevant facts, including an assessment of risks and rewards. Typically, the party with the majority of rewards or exposure to the residual risk must consolidate the entity. In contrast to Canadian GAAP, there is no such concept as a QSPE.

Under IFRS, the Bank must consolidate certain entities that are not consolidated under Canadian GAAP, including certain former QSPEs and various capital structures. Consolidation of any previously unconsolidated entities have resulted in increased assets, liabilities, and non-controlling interest, as disclosed in the table below.

Consolidation: Other Adjustments
(millions of Canadian dollars)	As at
Nov. 1
2010
Increase/(decrease) in assets:
Trading loans, securities and other	$(795)
Derivatives	15
Available-for-sale securities	(5)
Loans – consumer instalment and other personal	6,554
Deferred tax assets	21
Other assets	(9)
(Increase)/decrease in liabilities:
Derivatives	1
Deposits – banks	7
Deposits – business and government	2,100
Obligations related to securities sold short	4
Current tax payable	3
Other liabilities	(5,889)
Subordinated notes and debentures	255
Liability for capital trust securities	(2,344)
Increase/(decrease) in equity	$(82)

As noted in the table above, the total impact to the Bank’s opening equity was a decrease of $82 million, comprised of a decrease to contributed surplus of $1 million and a decrease to retained earnings of $81 million.

(i) Share-based Payments: Other Differences Between Canadian GAAP and IFRS

Under Canadian GAAP, the cost of share-based payments was recognized from the date awards were granted over the service period required for employees to become fully entitled to the award.

Under IFRS, the cost of share-based payments is recognized over the period that an employee provides the service to earn the award. This includes a period prior to the grant date where employees are considered to have provided service in respect of the awards during that period. Under Canadian GAAP, the Bank did not recognize an expense prior to the grant date.

The impact of this difference to the Bank’s IFRS opening Consolidated Balance Sheet as at November 1, 2010 was an increase to deferred tax assets of $44 million, an increase to other liabilities of $151 million, and a decrease to opening equity of $107 million. The total impact to the Bank’s opening equity comprised of an increase to contributed surplus of $16 million, a decrease to accumulated other comprehensive income of $10 million and a decrease to retained earnings of $113 million.

Under IFRS, a first-time adopter is encouraged but not required to apply IFRS 2, Share-based Payment (IFRS 2), to liabilities arising from share-based payment transactions that were settled before the transition date and to equity instruments that were unvested at transition. The Bank has taken this exemption and has not applied IFRS 2 to liabilities settled prior to the transition date or to equity instruments which were vested at November 1, 2010.

(j) Income Taxes: Other Differences Between Canadian GAAP and IFRS

Income tax related adjustments result from differences in accounting for income taxes between Canadian GAAP and IFRS income tax accounting standards as well as the tax impact of all other transitional adjustments.

Adjustments Related to Income Tax Accounting Standard Differences

Under Canadian GAAP, the deferred tax liability related to the Bank’s investments in associates is calculated based on the presumption that temporary differences will reverse through disposition unless there is persuasive evidence that it will be reversed through the receipt of dividends.

Under IFRS, unless there is evidence that the investment will be disposed of in the foreseeable future, the deferred tax liability on such temporary differences is calculated on the basis that it will be recovered through the receipt of dividends.

The impact of all income tax accounting standard differences to the Bank’s Consolidated Balance Sheet as at November 1, 2010 was an increase to deferred tax assets of $1 million, an increase to deferred tax liabilities of $73 million, and a decrease to opening equity of $72 million. The total impact to the Bank’s equity comprised of an increase to accumulated other comprehensive income of $6 million and a decrease to retained earnings of $78 million.

Income Tax Effect of Other Adjustments Between Canadian GAAP and IFRS

Differences for income taxes include the effect of recording, where applicable, the deferred tax effect on transition adjustment between Canadian GAAP and IFRS. The impact to the Bank’s Consolidated Balance Sheet is disclosed with the related IFRS difference throughout this note.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 85

(k) Securities Classified as Available-for-Sale: Other Differences between Canadian GAAP and IFRS

Under Canadian GAAP, equity securities that are classified as available-for-sale and do not have a quoted market price are recorded at cost. Under IFRS, these equity securities are recorded at fair value when there is a reliable fair value.

The impact of this difference to the Bank’s IFRS opening Consolidated Balance Sheet as at November 1, 2010 was an increase to the available-for-sale securities of $128 million, an increase to deferred tax liabilities of $38 million, and an increase to opening equity of $90 million. The total impact to the Bank’s opening equity comprised of an increase in accumulated other comprehensive income of $90 million and no impact to retained earnings.

(l) Other: Other Differences between Canadian GAAP and IFRS

Other IFRS differences relate primarily to the accounting of foreign exchange for equity method investments and for available-for-sale securities. The total impact to the Bank’s opening IFRS equity was a decrease of $34 million, comprised of an increase to retained earnings of $11 million, and a decrease to accumulated other comprehensive income of $45 million.

(m) Summary of Key Financial Statement Presentation Differences between Canadian GAAP and IFRS

Reclassification of Non-controlling Interests in Subsidiaries

Under Canadian GAAP, non-controlling interests in subsidiaries was presented above shareholders’ equity. Under IFRS, non-controlling interests in subsidiaries is classified as a component of equity, but is presented separately from the Bank’s equity.

The impact of this presentation change to the Bank’s Consolidated Balance Sheet as at November 1, 2010 was a decrease to non-controlling interests in subsidiaries of $1,493 million and an increase to equity – non-controlling interests in subsidiaries of $1,493 million.

Reclassification of Provisions

Under Canadian GAAP, provisions were recognized within other liabilities on the Bank’s Consolidated Balance Sheet. Under IFRS, provisions have been reclassified to a separate line on the Bank’s opening IFRS consolidated Balance Sheet.

(n) Earnings Per Share (EPS): Other Differences Between Canadian GAAP and IFRS

Under Canadian GAAP, certain convertible instruments which were not considered in the calculation of dilutive EPS, have a dilutive impact on EPS on transition to IFRS. This change is partially driven by other IFRS standards, particularly the consolidation of certain instruments, which increases the population of instruments considered in the Bank’s EPS calculation. In addition, the Bank’s Class A Preferred Shares, Series M and N (Series M and N shares), which are convertible to common shares or cash at the option of the Bank, are considered dilutive under IFRS. These instruments were not considered dilutive under Canadian GAAP as the Bank has typically elected to settle these instruments in cash. Under IFRS, evidence of a past practice of cash settlement does not preclude inclusion in the calculation of dilutive EPS.

Differences in net income available to common shareholders include the effect of recording, where applicable, the net income effect of other differences between Canadian GAAP and IFRS.

The impact of including certain convertible instruments issued by the Bank in the calculation of diluted EPS resulted in a reduction of 1 and 5 cents for the three months ended January 31, 2011 and for the year ended October 31, 2011, respectively, compared to diluted EPS for the same periods under Canadian GAAP.

(o) Statement of Cash Flows: Other Differences Between Canadian GAAP and IFRS

Upon transition to IFRS, certain cash flows included in financing and investing activities were reclassified to operating activities. Specifically, net change in loans was reclassified from investing activities to operating activities and net change in deposits was reclassified from financing to operating activities. Certain cash flows related to the Bank’s securitization activities that were included in investing activities under Canadian GAAP are reflected in operating activities under IFRS. In addition, income taxes paid (refunded) are included in operating activities and the amounts of interest and dividends received are also separately disclosed.

4. SELECTED ADDITIONAL ANNUAL DISCLOSURES

As these Interim Financial Statements are the Bank’s first financial statements prepared under IFRS, the following IFRS annual disclosures, that were either not in the Bank’s most recent annual financial statements prepared in accordance with Canadian GAAP or have been updated for IFRS, have been included in these financial statements for the comparative annual period. Certain information and footnote disclosures were omitted or condensed where such information is not considered material to the understanding of the Bank’s Interim Financial Statements. For additional disclosures, refer to the Bank’s 2011 Consolidated Financial Statements.

a) Fair Value of Financial Instruments

Certain financial instruments are carried on the balance sheet at their fair value. These financial instruments include trading loans and securities, assets and liabilities designated at fair value through profit or loss, instruments classified as available-for-sale, derivatives, certain deposits classified as trading, securitization liabilities at fair value, and obligations related to securities sold short.

Methods and Assumptions

The Bank calculates fair values based on the following methods of valuation and assumptions:

Government and Government-Related Securities

The fair value of Canadian government debt securities is primarily based on quoted prices in active markets, where available. Where quoted prices are not available, valuation techniques such as discounted cash flow models may be used, which maximize the use of observable inputs such as government yield curves.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 86

The fair value of U.S. federal and state government, as well as agency debt securities, is determined by reference to recent transaction prices, broker quotes, or third-party vendor prices. Brokers or third-party vendors may use a pool-specific valuation model to value these securities. Observable market inputs to the model include To Be Announced (TBA) market prices, the applicable indices, and metrics such as the coupon, maturity, and weighted average maturity of the pool. U.S. municipal government securities are valued using inputs obtained from a widely accepted comprehensive U.S. municipal reference database, MuniView. Inputs include reported trades, material event notices, and new issuance data. Other inputs used in the valuation model include, but are not limited to, indexed yield curves and trading spreads.

The fair value of residential mortgage-backed securities is primarily determined using valuation techniques, such as the use of option-adjusted spread (OAS) models which include inputs such as prepayment rate assumptions related to the underlying collateral. Observable inputs include, but are not limited to, indexed yield curves, and bid-ask spreads. Other inputs may include volatility assumptions derived using Monte Carlo simulations and take into account factors such as counterparty credit quality, liquidity and concentration.

Other Debt Securities

The fair value of corporate and other debt securities, including debt securities reclassified from trading, is primarily based on broker quotes, third-party vendor prices, or other valuation techniques, such as discounted cash flow techniques. Market inputs used in the valuation techniques or underlying third-party vendor prices or broker quotes include benchmark and government yield curves, credit spreads, and trade execution data.

Asset-backed securities are primarily fair valued using third-party vendor prices. The third-party vendor employs a valuation model which maximizes the use of observable inputs such as benchmark yield curves and bid-ask spreads. The model also takes into account relevant data about the underlying collateral, such as weighted average terms to maturity and prepayment rate assumptions.

Equity Securities

The fair value of equity securities is based on quoted prices in active markets, where available. Where quoted prices in active markets are not readily available, such as for private equity securities, or there is a wide bid-offer spread, fair value is determined based on quoted market prices for similar securities or through valuation techniques, including discounted cash flow analysis, and multiples of earnings before taxes, depreciation, and amortization, and other relevant valuation techniques.

If there are trading restrictions on the equity security held, a valuation adjustment is recognized against available prices to reflect the nature of the restriction.

Retained Interests

The methods and assumptions used to determine fair value of retained interests are described in Note 3.

Loans

The estimated fair value of loans carried at amortized cost, other than debt securities classified as loans, reflects changes in market price that have occurred since the loans were originated or purchased, including changes in the creditworthiness. For fixed-rate performing loans, estimated fair value is determined by discounting the expected future cash flows related to these loans at current market interest rates for loans with similar credit risks. The fair value of loans is not adjusted for the value of any credit protection the Bank has purchased to mitigate credit risk. For floating rate performing loans, changes in interest rates have minimal impact on fair value since loans reprice to market frequently. On that basis, in the absence of a deterioration in credit, fair value is assumed to approximate carrying value.

At initial recognition, debt securities classified as loans do not include securities with quoted prices in active markets. When quoted market prices are not readily available, fair value is based on quoted market prices of similar securities, other third-party evidence or by using a valuation technique that maximizes the use of observable market inputs. If quoted prices in active markets subsequently become available, these are used to determine fair value for debt securities classified as loans.

The fair value of loans carried at fair value through profit or loss, which includes trading loans and loans designated at fair value through profit or loss, is determined using observable market prices, where available. Where the Bank is a market maker for loans traded in the secondary market, fair value is determined using executed prices, or prices for comparable trades. For those loans where the Bank is not a market maker, the Bank obtains broker quotes from other reputable dealers. The prices are corroborated as part of the Bank’s independent review process, which may include using valuation techniques or obtaining consensus or composite prices from pricing services.

Commodities

The fair value of physical commodities is based on quoted prices in active markets, where available. The Bank also transacts in commodity derivative contracts which can be traded on an exchange or in OTC markets. The fair value determination of derivative financial instruments is described below.

Derivative Financial Instruments

The fair value of exchange-traded derivative financial instruments is based on quoted market prices. The fair value of OTC derivative financial instruments is estimated using well established valuation techniques, such as discounted cash flow techniques, Black-Scholes model, and Monte Carlo simulation. The valuation models incorporate prevailing market rates and prices of underlying instruments with similar maturities and characteristics.

Prices derived by using models are recognized net of valuation adjustments. The inputs used in the valuation models depend on the type of derivative and the nature of the underlying instrument and are specific to the instrument being valued. Inputs can include, but are not limited to, interest rate yield curves, foreign exchange rates, dividend yield projections, commodity spot and forward prices, recovery rates, volatilities, spot prices, and correlation.

A credit risk valuation adjustment (CRVA) is recognized against the model value of OTC derivatives to account for the uncertainty that either counterparty in a derivative transaction may not be able to fulfill its obligations under the transaction. In determining CRVA, the Bank takes into account master netting agreements and collateral, and considers the creditworthiness of the counterparty and the Bank itself, in assessing potential future amounts owed to, or by the Bank.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 87

In the case of defaulted counterparties, a specific provision is established to recognize the estimated realizable value, net of collateral held, based on market pricing in effect at the time the default is recognized. In these instances, the estimated realizable value is measured by discounting the expected future cash flows at an appropriate effective interest rate immediately prior to impairment, after adjusting for the value of collateral.

The fair value of non-trading derivatives is determined on the same basis as for trading derivatives.

Deposits

The estimated fair value of term deposits is determined by discounting the contractual cash flows using interest rates currently offered for deposits with similar terms.

For deposits with no defined maturities, the Bank considers fair value to equal carrying value, which is equivalent to the amount payable on the balance sheet date.

For trading deposits, fair value is determined using discounted cash flow valuation techniques which maximize the use of observable market inputs such as benchmark yield curves and foreign exchange rates. The Bank considers the impact of its own creditworthiness in the valuation of these deposits by reference to observable market inputs.

Obligations Related to Securities Sold Short

The fair value of these obligations is based on the fair value of the underlying securities, which can include equity or debt securities. As these obligations are fully collateralized, the method used to determine fair value would be the same as that of the relevant underlying equity or debt securities.

Subordinated Notes and Debentures

The fair value of subordinated notes and debentures are based on quoted market prices for similar issues or current rates offered to the Bank for debt of equivalent credit quality and remaining maturity.

Liabilities for Preferred Shares and Capital Trust Securities

The fair value for preferred share liabilities and capital trust securities are based on quoted market prices of the same or similar financial instruments.

Securitization Liabilities

Securitization liabilities at fair value include securitization liabilities classified as trading and those designated at fair value through profit or loss. The fair value of these liabilities is based on quoted market prices for similar financial instruments, where available. Where quoted prices are not available, fair value is determined using valuation techniques, which maximize the use of observable inputs, such as Canada Mortgage Bond prices.

Management validates that the estimates of fair value are reasonable using a process of obtaining multiple quotes of external market prices and values of inputs. Management consistently applies valuation models and controls over a period of time in the valuation process. The valuations are also validated by past experience and through actual cash settlement under the contract terms.

The fair values in the following table exclude the value of assets that are not financial instruments, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which are of significant value to the Bank.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 88

Financial Assets and Liabilities
(millions of Canadian dollars)			As at
	Oct. 31, 2011		Nov. 1, 2010
	Carrying	Fair	Carrying	Fair
	value	value	value	value
FINANCIAL ASSETS
Cash and due from banks	$3,096	$3,096	$2,574	$2,574
Interest-bearing deposits with banks	21,016	21,016	19,136	19,136
Trading loans, securities and other
Government and government-related securities	$28,600	$28,600	$22,722	$22,722
Other debt securities	9,205	9,205	8,489	8,489
Equity securities	27,038	27,038	24,923	24,923
Trading loans	5,325	5,325	5,265	5,265
Commodities	3,400	3,400	2,249	2,249
Retained interests	52	52	47	47
Total trading loans, securities and other	$73,620	$73,620	$63,695	$63,695
Derivatives	60,249	60,249	51,470	51,470
Financial assets designated at fair value through profit or loss	4,236	4,236	2,150	2,150
Available-for-sale securities
Government and government-related securities	$58,711	$58,711	$43,364	$43,364
Other debt securities	30,784	30,784	36,969	36,969
Equity securities	2,039	2,039	2,126	2,126
Debt securities reclassified from trading[1]	1,986	1,986	4,228	4,228
Total available-for-sale securities[2]	$93,520	$93,520	$86,687	$86,687
Securities purchased under reverse repurchase agreements	$53,599	$53,599	$50,658	$50,658
Loans	377,187	382,868	340,909	344,347
Customers’ liability under acceptances	7,815	7,815	7,757	7,757
Other assets	8,188	8,188	12,453	12,453
FINANCIAL LIABILITIES
Deposits	$449,428	$451,528	$404,873	$407,153
Trading deposits	29,613	29,613	22,991	22,991
Acceptances	7,815	7,815	7,757	7,757
Derivatives	62,111	62,111	52,552	52,552
Securitization liabilities at fair value	27,725	27,725	27,256	27,256
Securitization liabilities at amortized cost	26,054	26,552	23,078	23,653
Other financial liabilities designated at fair value through profit or loss	32	32	31	31
Obligations related to securities sold short	24,427	24,427	23,691	23,691
Obligations related to securities sold under repurchase agreements	22,074	22,074	22,191	22,191
Other liabilities	18,607	18,607	20,267	20,267
Subordinated notes and debentures	11,543	12,397	12,249	13,275
Liability for preferred shares and capital trust securities	2,261	2,693	2,926	3,379
1	Includes fair value of government and government-insured securities as at October 31, 2011of nil (November 1, 2010 – $18 million) and other debt securities as at October 31, 2011 of $1,986 million (November 1, 2010 – $4,210 million).
2	As at October 31, 2011, certain securities in the available-for-sale securities with a carrying value of $3 million (November 1, 2010 – $202 million) do not have quoted market prices and are carried at cost. The fair value of these securities was $3 million (November 1, 2010 – $202 million) and is included in the table above.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 89

b) Loans, Impaired Loans, and Allowance for Credit Losses

The following table presents the Bank’s impaired loans and related allowances for credit losses.

Loans, Impaired Loans and Allowance for Credit Losses
(millions of Canadian dollars)					As at
	Gross loans				Allowance for credit losses[1]
	Neither					Individually	Incurred	Total
	past due	Past due			Counter-	insignificant	but not	allowance
	nor	but not			party	impaired	identified	for credit	Net
Oct. 31, 2011	impaired	impaired	Impaired	Total	specific	loans	credit losses	losses	loans
Residential mortgages[2,3,4]	$151,600	$2,403	$789	$154,792	$–	$32	$28	$60	$154,732
Consumer instalment and other personal[5]	108,260	5,699	415	114,374	–	114	367	481	113,893
Credit card	8,383	518	85	8,986	–	64	244	308	8,678
Business and government[2,3,4]	86,697	1,377	1,204	89,278	186	34	857	1,077	88,201
	$354,940	$9,997	$2,493	$367,430	$186	$244	$1,496	$1,926	$365,504
Debt securities classified as loans				6,511	179	–	149	328	6,183
Acquired credit-impaired loans[6]				5,560	30	30	–	60	5,500
Total				$379,501	$395	$274	$1,645	$2,314	$377,187

Nov. 1, 2010
Residential mortgages[2,3,4]	$132,211	$2,432	$725	$135,368	$–	$31	$32	$63	$135,305
Consumer instalment and other personal[5]	100,197	6,061	341	106,599	–	117	361	478	106,121
Credit card	8,252	532	86	8,870	–	66	226	292	8,578
Business and government[2,3,4]	74,464	1,903	1,383	77,750	276	47	850	1,173	76,577
	$315,124	$10,928	$2,535	$328,587	$276	$261	$1,469	$2,006	$326,581
Debt securities classified as loans				7,591	140	–	163	303	7,288
Acquired credit-impaired loans				7,040	–	–	–	–	7,040
Total				$343,218	$416	$261	$1,632	$2,309	$340,909
1	Excludes allowance for off-balance sheet positions.
2	Does not include trading loans with a fair value of $5,325 million at October 31, 2011 (November 1, 2010 – $5,265 million) and amortized cost of $5,076 million at October 31, 2011 (November 1, 2010 – $4,998 million), and loans designated at fair value through profit or loss of $14 million at October 31, 2011 (November 1, 2010 – $85 million) and amortized cost of $5 million at October 31, 2011 (November 1, 2010 – $86 million). No allowance is recorded for trading loans or loans designated at fair value through profit or loss.
3	Includes Canadian government-insured mortgages of $121,011 million as at October 31, 2011 (November 1, 2010 – $118,174 million).
4	As at October 31, 2011, impaired loans with a balance of $530 million did not have a related allowance for credit losses (November 1, 2010 – $495 million).
5	Includes Canadian government-insured real estate personal loans of $32,767 million as at October 31, 2011 (November 1, 2010 – $33,583 million).
6	In 2011, the FDIC indemnification assets were reclassified from loans to other assets on the Consolidated Balance Sheet on a retroactive basis. The balance of these indemnification assets as at October 31, 2011 was $86 million (November 1, 2010 – $167 million).

The following table presents information related to the Bank’s impaired loans.

Impaired Loans[1]
(millions of Canadian dollars)				As at
			Related	Average
	Unpaid		allowance	gross
	principal	Carrying	for credit	impaired
Oct. 31, 2011	balance	value [2]	losses	loans
Residential mortgages	$830	$789	$32	$770
Consumer instalment and other personal	466	415	114	383
Credit card	85	85	64	86
Business and government	1,497	1,204	220	1,265
Total	$2,878	$2,493	$430	$2,504

Nov. 1, 2010
Residential mortgages	$754	$725	$31
Consumer instalment and other personal	453	341	117
Credit card	86	86	66
Business and government	1,661	1,383	323
Total	$2,954	$2,535	$537
1	Excludes acquired credit-impaired loans and debt securities classified as loans.
2	Represents contractual amount of principal owed.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 90

c) Principles of Consolidation and Special Purpose Entities

Significant Consolidated Special Purpose Entities

A special purpose entity (SPE) is an entity that is created to accomplish a narrow and well-defined objective. SPEs are consolidated when the substance of the relationship between the Bank and the SPE indicates that the SPE is controlled by the Bank.

Single-Seller Conduits

The Bank uses single-seller conduits to enhance its liquidity position, to diversify its sources of funding, and to optimize management of its balance sheet. The single-seller conduits are consolidated by the Bank.

As at October 31, 2011, the single-seller conduits had $5.1 billion (November 1, 2010 – $5.1billion) of commercial paper outstanding. The Bank’s maximum potential exposure to loss was $5.1billion (November 1, 2010 – $5.1billion); $1.1billion (November 1, 2010 – $1.1billion) of the assets held by conduits are personal loans that are government insured.

Auto Loan and Lease Securitizations

Through acquisitions, the Bank consolidates single-seller securitizations of auto loans and leases. As at October 31, 2011, these conduits had $2.1 billion of assets which are reported under consumer instalment and other personal, and the Bank had maximum potential exposure of $2.1 billion. The outstanding debt of the conduits at October 31, 2011 was $1.8 billion.

Other Significant Consolidated SPEs

The Bank consolidates two significant SPEs. One of the SPEs is funded by the Bank and purchases senior tranches of securitized assets from the Bank’s existing customers. As at October 31, 2011, the SPE had $88 million (November 1, 2010 – $598 million) of assets, which included credit card loans, automobile loans and leases, and equipment loans and leases. All the assets were originated in Canada. The Bank is not restricted from accessing the SPE’s assets to the extent of its entitlement under arrangements with the sellers. The Bank’s maximum potential exposure to loss was $88 million (November 1, 2010 – $598 million) as at October 31, 2011.

The second SPE was created in 2010 to guarantee principal and interest payments in respect of covered bonds issued by the Bank. The Bank sold assets originated in Canada to the SPE and provided a loan to the SPE to facilitate the purchase. As at October 31, 2011, this SPE had $14.1 billion (November 1, 2010 – $9.5 billion) of assets which are reported as consumer instalment and other personal loans on the Consolidated Balance Sheet. The Bank is restricted from accessing the SPE’s assets under the relevant arrangements. The Bank’s maximum potential exposure to loss was $7.4 billion as at October 31, 2011 (November 1, 2010 – $2.2 billion).

Significant Non-Consolidated Special Purpose Entities

The Bank holds interests in certain significant non-consolidated SPEs. The Bank’s interests in these non-consolidated SPEs are discussed as follows.

Multi-Seller Conduits

Multi-seller conduits (also referred to as customer securitization vehicles) provide customers with alternate sources of financing through the securitization of their assets. The customers sell their receivables to the conduit and the conduit funds its purchase of the receivables through issuance of short-term commercial paper to outside investors. Each seller continues to service its assets and absorb first losses. The Bank has no rights to the assets as they are owned by the conduit. The Bank administers the conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. The liquidity agreements are structured as loan facilities between the Bank, as the sole liquidity lender, and the Bank-sponsored trusts. If a trust experiences difficulty rolling over asset-backed commercial paper (ABCP), the trust may draw on the loan facility, and use the proceeds to pay maturing ABCP. The liquidity facilities cannot be drawn if a trust is insolvent or bankrupt, preconditions that must be satisfied preceding each advance (i.e., draw-down on the facility). Effectively, such preconditions ensure that the Bank does not provide credit enhancement.

From time to time, the Bank in its capacity as distribution agent may hold commercial paper issued by the conduits. During the years ended October 31, 2011 and 2010, no amounts of ABCP were purchased pursuant to liquidity agreements. The Bank maintained inventory positions of ABCP issued by multi-seller conduits as part of its market-making activities in ABCP. As at October 31, 2011 and November 1, 2010, the Bank held $790 million and $243 million of ABCP inventory, respectively, out of $5.5 billion and $5.3 billion total outstanding ABCP issued by the conduits as at the same dates. The commercial paper held is classified as trading securities on the Consolidated Balance Sheet. The Bank earns fees from the conduits which are recognized when earned. The Bank monitors its ABCP inventory positions as part of the on-going consolidation assessment process. The inventory positions did not cause any change in consolidation conclusions during the year ended October 31, 2011.

The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $5.5 billion as at October 31, 2011 (November 1, 2010 – $5.3 billion). Further, the Bank has committed to an additional $2.1billion (November 1, 2010 – $1.8 billion) in liquidity facilities for ABCP that could potentially be issued by the conduits. As at October 31, 2011, the Bank also provided deal-specific credit enhancement in the amount of $17 million (November 1, 2010 – $73 million).

d) Derivatives

The following tables disclose the impact of derivatives designated in hedge accounting relationships and the related hedged items, where appropriate, in the Consolidated Statement of Income and in other comprehensive income for the year ended October 31, 2011.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 91

Fair Value Hedges
(millions of Canadian dollars)				For the year ended
				Oct. 31, 2011
				Amounts excluded
	Amounts recognized	Amounts recognized		from the
	in income on	in income on	Hedge	assessment of hedge
	derivatives [1]	hedged items [1]	ineffectiveness [2]	effectiveness
Fair Value Hedges
Interest rate contracts	$102	$(107)	$(5)	$30
Total income (loss)	$102	$(107)	$(5)	$30

1	Amounts are recorded in net interest income.
2	Amounts are recorded in non-interest income.

During the year ended October 31, 2011, the Bank did not recognize any net gain or loss in earnings as a result of hedged firm commitments that no longer qualified as fair value hedges.

Cash Flow and Net Investment Hedges
(millions of Canadian dollars)			For the year ended
			Oct. 31, 2011
	Amounts recognized	Amounts reclassified
	in OCI on	from OCI into	Hedge
	derivatives [1]	income [1,2]	ineffectiveness [3]
Cash flow hedges
Interest rate contracts	$1,902	$1,670	$–
Foreign exchange contracts[4]	129	132	–
Other contracts	38	61	–
Total income (loss)	$2,069	$1,863	$–
Net investment hedges
Foreign exchange contracts[4]	$449	$–	$–

1	Other comprehensive income is presented on pre-tax basis.
2	Amounts are recorded in net interest income.
3	Amounts are recorded in non-interest income.
4	Includes non-derivative instruments designated as hedging instruments in qualifying hedge accounting relationships.

The following table indicates the periods when hedged cash flows are expected to occur and when they are expected to affect the Consolidated Statement of Income:

Hedged Cash Flows
(millions of Canadian dollars)				As at
				Oct. 31, 2011
	Within 1 year	1-3 years	3-5 years	5-10 years	Over 10 years
Cash flow hedges
Cash inflows from assets	$10,119	$12,321	$7,885	$1,239	$346
Cash outflows from liabilities	(327)	(2,374)	(5,259)	(13)	-
Net cash flows	$9,792	$9,947	$2,626	$1,226	$346

				Nov. 1, 2010
Cash flow hedges
Cash inflows from assets	$8,365	$10,539	$8,486	$1,219	$438
Cash outflows from liabilities	(975)	(1,980)	(5,302)	(25)	-
Net cash flows	$7,390	$8,559	$3,184	$1,194	$438

During the year ended October 31, 2011, there were no significant instances where forecasted transactions failed to occur.

e) Goodwill
Key Assumptions

The recoverable amount of each group of CGUs has been determined based on its value-in-use. In assessing value-in-use, the estimated future cash flows based on the Bank’s internal forecast are discounted using an appropriate discount rate.

The following were the key assumptions applied in the goodwill impairment testing:

Discount Rate

The discount rates used reflect current market assessment of the risks specific to each group of CGU’s and is dependent on the risk profile and capital requirements of the group of CGU’s.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 92

Terminal Multiple

The earnings included in the goodwill impairment testing for each operating segment were based on the Bank’s internal forecast, which projects expected cash flows over the next four years. The terminal multiple for the period after the Bank’s internal forecast was derived from the observable terminal multiples of comparable financial institutions and ranged from 12 to 19.

In considering the sensitivity of the key assumptions discussed above, management determined that there is no reasonable possible change in any of the above that would result in the carrying value of any of the group of CGUs to exceed its recoverable amount.

The following table summarizes the group of CGUs to which goodwill has been allocated and its discount rate for impairment testing purposes:

Group of CGUs
(millions of Canadian dollars)	As at
	Carrying value		Discount rate
	Oct. 31, 2011	Nov. 1, 2010	Oct. 31, 2011	Nov. 1, 2010
Canadian Personal and Commercial Banking
Canadian Banking	$726	$722	8.0%	8.0%
Wealth and Insurance[1]
Wealth[2]	566	572	9.5 to 13.0%	9.5 to 13.0%
Global Insurance	485	488	8.0%	8.0%
Wholesale
TD Securities	150	150	12.0%	12.0%
U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking	10,330	10,381	9.0%	9.0%
Total	$12,257	$12,313
1	Effective November 1, 2011, the results of the TD Insurance business were transferred from CAD P&C to Wealth and Insurance (formerly called Wealth Management). The prior period results have been restated retroactively to 2011.

2	Wealth includes Canadian Discount Brokerage, Advice Channels, Asset Management, and UK Brokerage groups of CGUs.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 93

f) Employee Benefits

The following table presents the financial position of the Bank’s principal pension plans, the principal non-pension post-retirement benefit plan, and the Bank’s significant other pension and retirement plans.

Employee Benefit Plans' Obligations, Assets and Funded Status
(millions of Canadian dollars, except as noted)

2011	Principal Pension Plans	Principal Non-Pension Post-Retirement Benefit Plan[1]	Other Pension and Retirement Plans[2]
	2011	2011	2011
Change in projected benefit obligation
Projected benefit obligation at beginning of period	$2,856	$419	$1,182
Obligations assumed upon acquisition of Chrysler Financial	–	–	673
Service cost – benefits earned	153	12	18
Interest cost on projected benefit obligation	171	23	85
Members’ contributions	49	–	1
Benefits paid	(137)	(10)	(77)
Change in foreign currency exchange rate	–	–	25
Change in actuarial assumptions	49	(18)	148
Projected benefit obligation at end of period	$3,141	$426	$2,055
Change in plan assets
Plan assets at fair value at beginning of period	$3,038	$–	$769
Assets acquired upon acquisition of Chrysler Financial	–	–	579
Expected long-term rate of return on plan assets[3]	196	–	72
Actuarial gains (losses)	(33)	–	(11)
Members’ contributions	49	–	1
Employer’s contributions	189	10	21
Change in foreign currency exchange rate	–	–	21
Benefits paid	(137)	(10)	(77)
General and administrative expenses	(2)	–	(1)
Plan assets at fair value at end of period	$3,300	$–	$1,374
Excess (deficit) of plan assets over projected benefit obligation[4]	$159	$(426)	$(681)
Unrecognized net loss from past experience, different from that assumed, and effects of changes in assumptions[5]	82	(18)	159
Unrecognized unvested plan amendment costs (credits)[6]	–	(28)	–
Prepaid pension asset (accrued benefit liability)[7]	$241	$(472)	$(522)
Annual expense
Net employee benefits expense includes the following:
Service cost – benefits earned	$155	$12	$19
Interest cost on projected benefit obligation	171	23	85
Expected long-term rate of return on plan assets[3]	(196)	–	(72)
Amortization of plan amendment costs (credits)	–	(5)	–
Total expense	$130	$30	$32
Actuarial assumptions used to determine the annual expense
Weighted-average discount rate for projected benefit obligation	5.71%	5.60%	5.50%
Weighted-average rate of compensation increase	3.50%	3.50%	2.14%
Weighted-average expected long-term rate of return on plan assets	6.39%	n/a %	6.73%
Actuarial assumptions used to determine the projected benefit obligation at end of period
Weighted-average discount rate for projected benefit obligation[8]	5.72%	5.50%	4.99%
Weighted-average rate of compensation increase[9]	3.50%	3.50%	2.02%
1	The rate of increase for health care costs for the next year used to measure the expected cost of benefits covered for the Principal Non-Pension Post-Retirement Benefit Plan is 6.30%. The rate is assumed to decrease gradually to 3.70% by the year 2028 and remain at that level thereafter.
2	Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and supplemental employee retirement plans. Other plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes. The TD Banknorth defined benefit pension plan was frozen as of December 31, 2008 and no service credits can be earned after that date.
3	The actual return on plan assets for the principal pension plans was $163 million for the year ended October 31, 2011.
4	As at November 1, 2010, the excess (deficit) of plan assets over projected benefit obligation was $182 million for the Principal Pension Plans, $(419) million for the Principal Non-Pension Post-Retirement Benefit Plan, and $(413) million for the Other Pension and Retirement Plans.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 94

5	As at November 1, 2010, the unrecognized net loss from past experience, different from that assumed, and effects of changes in assumptions was nil for the Principal Pension Plans, nil for the Principal Non-Pension Post-Retirement Benefit Plan, and nil for the Other Pension and Retirement Plans.
6	As at November 1, 2010, the unrecognized unvested plan amendment costs (credits) were nil for the Principal Pension Plans, $(33) million for the Principal Non-Pension Post-Retirement Benefit Plan, and nil for the Other Pension and Retirement Plans.
7	As at November 1, 2010, the prepaid pension asset (accrued benefit liability) was $182 million for the Principal Pension Plans, $(452) million for the Principal Non-Pension Post-Retirement Benefit Plan, and $(413) million for the Other Pension and Retirement Plans.
8	As at November 1, 2010, the weighted-average discount rate used to determine the projected benefit obligation was 5.71% for the Principal Pension Plans, 5.60% for the Principal Non-Pension Post-Retirement Benefit Plan, and 5.27% for the Other Pension and Retirement Plans.
9	As at November 1, 2010, the weighted-average rate of compensation increases used to determine the projected benefit obligation was 3.50% for the Principal Pension Plans, 3.50% for the Principal Non-Pension Post-Retirement Benefit Plan, and 2.21% for the Other Pension and Retirement Plans.

The following table provides the sensitivity of the projected benefit obligation for pension and the pension expense for the Bank’s principal pension plans to the discount rate, the expected long-term return on plan assets and the rates of compensation, as well as the sensitivity of the Bank’s principal non-pension post-retirement benefit plan to the health care cost initial trend rate assumption. For each sensitivity test, the impact of a reasonably possible change in a single factor is shown with other assumptions left unchanged.

Sensitivity of Key Assumptions
(millions of Canadian dollars, except as noted)			For the
	As at	As at	year ended
	Oct. 31	Nov. 1	Oct. 31
	2011	2010	2011
	Obligation	Obligation	Expense
Impact of an absolute change of 1.0% in key assumptions
Discount rate assumption used	5.72%	5.71%	5.71%
Decrease in assumption	$586	$498	$54
Increase in assumption	(484)	(415)	(47)
Expected long-term return on assets assumption used	N/A	N/A	6.39%
Decrease in assumption	N/A	N/A	$31
Increase in assumption	N/A	N/A	(31)
Rates of compensation increase assumption used	3.50%	3.50%	3.50%
Decrease in assumption	$(173)	$(128)	$(27)
Increase in assumption	185	136	26
Health care cost initial trend rate assumption used[1]	6.30%	6.50%	6.50%
Decrease in assumption	$(54)	$(59)	$(6)
Increase in assumption	67	75	8
1	As at October 31, 2011, November 1, 2010, and for the year ended October 31, 2011 trending to 3.70% in 2028.

g) Income Taxes

Deferred tax assets and liabilities are composed of:

Deferred Tax

(millions of Canadian dollars)			For the year
	As at	As at	ended
	Oct. 31	Nov. 1	Oct. 31
	2011	2010	2011
	Consolidated	Consolidated	Consolidated
	balance	balance	statement of
	sheet	sheet	income
Deferred tax assets
Allowance for credit losses	$508	$331	$137
Land, buildings and equipment, and other depreciable assets	26	47	(21)
Deferred (income) expense	126	(49)	175
Trading loans, securities and other	266	407	141
Derecognition	277	222	7
Goodwill	40	49	-
Employee benefits	660	580	82
Losses available for carry forward	118	213	(95)
Other	127	178	(368)
Total deferred tax assets[1]	$2,148	$1,978	$58
Deferred tax liabilities
Available-for-sale securities	$(1,057)	$(1,040)	$(107)
Intangible assets	(427)	(632)	206
Pensions	(42)	(32)	(10)
Total deferred tax liabilities	$(1,526)	$(1,704)	$89
Deferred income tax recovery (expense) recognized in profit and loss	$ N/A	$ N/A	$147
Deferred income tax recovery (expense) recognized in other comprehensive income and equity	N/A	N/A	136
Deferred taxes acquired in business combinations	N/A	N/A	65
Net deferred tax assets	$622	$274	$348
Reflected on the consolidated balance sheet as follows:
Deferred tax assets	$1,196	$1,045	$ N/A
Deferred tax liabilities	(574)	(771)	N/A
Deferred tax assets (liabilities)	$622	$274	$ N/A
1	The amount of temporary differences, unused tax losses, and unused tax credits for which no deferred tax assets is recognized in the balance sheet is $12 million as at October 31, 2011. This amount is scheduled to expire within 1 year. The amount of temporary differences, unused tax losses, and unused tax credits for which no deferred tax assets is recognized in the balance sheet is $192 million as at November 1, 2010. Of this amount, $10 million has no expiry date and $182 million is scheduled to expire within 10 years.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 95

Reconciliation to Statutory Tax Rate
(millions of Canadian dollars, except as noted)
	2011
Income taxes at Canadian statutory income tax rate	$2,005	28.1%
Increase (decrease) resulting from:
Dividends received	(214)	(3.0)
Rate differentials on international operations	(468)	(6.6)
Other – net	3	–
Provision for income taxes and effective income tax rate	$1,326	18.5%

h) Interest Rate Risk

The Bank earns and pays interest on certain assets and liabilities. To the extent that the assets, liabilities and financial instruments mature or reprice at different points in time, the Bank is exposed to interest rate risk. The table below details interest-rate sensitive instruments by the earlier of the maturity or repricing date. Contractual repricing dates may be adjusted according to management’s estimates for prepayments or early redemptions that are independent of changes in interest rates. Certain assets and liabilities are shown as non-rate sensitive although the profile assumed for actual management may be different. Derivatives are presented in the floating rate category.

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 96

Interest Rate Risk
(billions of Canadian dollars, except as noted)								As at
					Over 1		Non-
	Floating	Within 3	3 months	Total	year to	Over	interest
Oct. 31, 2011	rate	months	to 1 year	within year	5 years	5 years	sensitive	Total
Assets
Cash resources and other	$5.2	$17.6	$0.9	$23.7	$–	$–	$0.4	$24.1
Effective yield		0.2%	0.9%		–%	–%
Trading loans, securities, and other	0.8	6.2	12.6	19.6	19.4	8.4	26.2	73.6
Effective yield		1.3%	0.8%		2.2%	2.8%
Financial assets designated at fair value through profit or loss	–	0.2	0.1	0.3	2.9	0.4	0.6	4.2
Effective yield		4.9%	4.4%		3.0%	5.3%
Available-for-sale	0.1	51.7	6.3	58.1	21.2	10.0	4.2	93.5
Effective yield		0.3%	1.0%		1.4%	1.0%
Securities purchased under reverse repurchase agreements	5.3	32.9	12.4	50.6	2.0	–	1.0	53.6
Effective yield		0.8%	0.4%		1.9%	–%
Loans	8.5	205.8	39.6	253.9	102.4	15.0	5.9	377.2
Effective yield		2.1%	3.7%		4.0%	4.6%
Other	68.1	–	–	68.1	–	–	38.5	106.6
Total Assets	$88.0	$314.4	$71.9	$474.3	$147.9	$33.8	$76.8	$732.8
Liabilities and Equity
Trading deposits	$–	$20.3	$7.9	$28.2	$0.2	$0.4	$0.8	$29.6
Effective yield		0.4%	0.6%		1.1%	2.1%
Other deposits	149.2	57.8	34.7	241.7	52.0	0.4	155.3	449.4
Effective yield		0.8%	1.4%		2.4%	5.6%
Securitization liabilities at fair value	–	0.4	4.5	4.9	21.5	0.5	0.8	27.7
Effective yield		0.1%	1.1%		1.0%	0.3%
Obligations related to securities sold short	24.4	–	–	24.4	–	–	–	24.4
Obligations related to securities sold under repurchase agreements	0.6	21.5	–	22.1	–	–	–	22.1
Effective yield		0.6%	–%		–%	–%
Securitization liabilities at amortized cost	–	9.0	2.4	11.4	12.5	0.3	1.9	26.1
Effective yield		1.8%	1.3%		2.2%	3.3%
Subordinated notes and debentures	–	–	0.2	0.2	6.2	5.1	–	11.5
Effective yield		–%	7.0%		5.2%	5.4%
Other	69.9	–	–	69.9	–	–	28.1	98.0
Equity	–	–	–	–	3.4	–	40.6	44.0
Total Liabilities and Equity	$244.1	$109.0	$49.7	$402.8	$95.8	$6.7	$227.5	$732.8
Net Position	$(156.1)	$205.4	$22.2	$71.5	$52.1	$27.1	$(150.7)	$–

Nov. 1, 2010
Assets
Cash resources and other	$4.4	$15.9	$1.0	$21.3	$–	$–	$0.4	$21.7
Effective yield		0.1%	1.3%		–%	–%
Trading loans, securities, and other	7.2	5.9	7.0	20.1	13.8	5.6	24.2	63.7
Effective yield		1.9%	1.4%		1.5%	3.0%
Financial assets designated at fair value through profit or loss	–	0.1	0.2	0.3	0.9	0.5	0.5	2.2
Effective yield		4.3%	4.5%		3.0%	4.9%
Available-for-sale	0.4	44.7	8.6	53.7	25.7	6.5	0.8	86.7
Effective yield		0.1%	0.9%		2.0%	2.2%
Securities purchased under reverse repurchase agreements	5.1	33.8	6.9	45.8	3.1	0.9	0.9	50.7
Effective yield		0.7%	0.3%		1.7%	3.0%
Loans	7.2	178.4	28.7	214.3	106.2	14.7	5.7	340.9
Effective yield		4.0%	4.9%		5.0%	5.2%
Other	59.1	–	–	59.1	–	–	42.4	101.5
Total Assets	$83.4	$278.8	$52.4	$414.6	$149.7	$28.2	$74.9	$667.4
Liabilities and Equity
Trading deposits	$–	$12.4	$9.2	$21.6	$0.1	$0.3	$1.0	$23.0
Effective yield		0.3%	0.3%		1.7%	2.8%
Other deposits	144.4	51.6	38.3	234.3	42.5	0.5	127.6	404.9
Effective yield		1.2%	1.7%		2.9%	5.6%
Securitization liabilities at fair value	–	–	0.2	0.2	26.6	0.5	–	27.3
Effective yield		–%	1.1%		3.1%	2.2%
Obligations related to securities sold short	23.7	–	–	23.7	–	–	–	23.7
Obligations related to securities sold under repurchase agreements	1.6	18.6	0.3	20.5	1.1	0.6	–	22.2
Effective yield		0.5%	1.1%		1.4%	2.8%
Securitization liabilities at amortized cost	–	5.9	4.0	9.9	11.0	2.2	–	23.1
Effective yield		2.0%	4.2%		3.1%	3.6%
Subordinated notes and debentures	–	–	0.2	0.2	11.7	0.3	–	12.2
Effective yield		–%	7.4%		5.4%	5.0%
Other	60.2	–	–	60.2	0.6	2.4	27.9	91.1
Equity	–	0.4	–	0.4	3.0	–	36.5	39.9
Total Liabilities and Equity	$229.9	$88.9	$52.2	$371.0	$96.6	$6.8	$193.0	$667.4
Net Position	$(146.5)	$189.9	$0.2	$43.6	$53.1	$21.4	$(118.1)	$–

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 97

i) Segmented Information

The following table summarized the segment results for the year ended October 31, 2011.

Results by Business Segment
(millions of Canadian dollars)		For the year ended
					Oct. 31, 2011
	Canadian Personal		U.S. Personal
	and Commercial	Wealth and	and Commercial	Wholesale
	Banking [1]	Insurance [1]	Banking	Banking	Corporate	Total
Net interest income (loss)	$7,190	$542	$4,392	$1,659	$(122)	$13,661
Non-interest income	2,342	3,498	1,342	837	(18)	8,001
Provision for (reversal of) credit losses	824	–	687	22	(43)	1,490
Non-interest expenses	4,433	2,616	3,593	1,468	937	13,047
Income (loss) before income taxes	4,275	1,424	1,454	1,006	(1,034)	7,125
Provision for (recovery of) income taxes	1,224	317	266	191	(672)	1,326
Equity in net income of an investment in associate, net of income taxes	–	207	–	–	39	246
Net income (loss)	$3,051	$1,314	$1,188	$815	$(323)	$6,045
Total assets (billions of Canadian dollars)	$279.3	$20.0	$184.6	$217.6	$31.3	$732.8
1	Effective November 1, 2011, the insurance business was transferred from Canadian Personal and Commercial Banking to the Wealth and Insurance segment (formerly called Wealth Management). The 2011 results have been retrospectively reclassified.

j) Key Management Personnel

Transactions with Key Management Personnel, their Close Family Members and their Related Entities

The Bank makes loans to its key management personnel, their close family members and their related entities on market terms and conditions with the exception of banking products and services for key management personnel, which are subject to approved policy guidelines that govern all employees.

Loans to Key Management Personnel, their Close Family Members and Related Entities
(millions of Canadian dollars)
Oct. 31, 2011
Personal loans, including mortgages	$12
Business loans	195
Total	$207

Compensation

The remuneration of key management personnel for the year ended October 31, 2011 was as follows.

Compensation
(millions of Canadian dollars)
Oct. 31, 2011
Short-term employee benefits	$23
Post-employment benefits	2
Share-based payments	33
Total	$58

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 98

k) Principal Subsidiaries

The following table presents the significant subsidiaries the Toronto Dominion Bank owns directly or indirectly.

PRINCIPAL SUBSIDIARIES
		As at October 31, 2011
	Ownership	Address of Head
North America	Percentage	or Principal Office
CT Financial Assurance Company	99.9	Toronto, Ontario
Meloche Monnex Inc.	100	Montreal, Quebec
Security National Insurance Company	100	Montreal, Quebec
Primmum Insurance Company	100	Toronto, Ontario
TD Direct Insurance Inc.	100	Toronto, Ontario
TD General Insurance Company	100	Toronto, Ontario
TD Home and Auto Insurance Company	100	Toronto, Ontario
TD Asset Finance Corp.	100	Toronto, Ontario
TD Asset Management Inc.	100	Toronto, Ontario
TD Waterhouse Private Investment Counsel Inc.	100	Toronto, Ontario
TD Auto Finance Services Inc.[1]	100	Toronto, Ontario
TD Financing Services Home Inc.	100	Toronto, Ontario
TD Financing Services Inc.	100	Toronto, Ontario
TD Investment Services Inc.	100	Toronto, Ontario
TD Life Insurance Company	100	Toronto, Ontario
TD Mortgage Corporation	100	Toronto, Ontario
TD Pacific Mortgage Corporation	100	Vancouver, British Columbia
The Canada Trust Company	100	Toronto, Ontario
TD Parallel Private Equity Investors Ltd.	100	Toronto, Ontario
TD Securities Inc.	100	Toronto, Ontario
TD US P & C Holdings ULC	100	Calgary, Alberta
TD Bank US Holding Company	100	Portland, Maine
Northgroup Sponsored Captive Insurance, Inc.	100	Burlington, Vermont
TD Bank USA, National Association	100	Portland, Maine
TD Bank, National Association	100	Wilmington, Delaware
TD Auto Finance LLC	100	Farmington Hills, Michigan
TD Insurance, Inc.	100	Portland, Maine
TD Vermillion Holdings ULC	100	Calgary, Alberta
TD Financial International Ltd.	100	Hamilton, Bermuda
Canada Trustco International Limited	100	St. Michael, Barbados
TD Reinsurance (Barbados) Inc.	100	St. Michael, Barbados
TD Reinsurance (Ireland) Limited	100	Dublin, Ireland
Toronto Dominion International Inc.	100	St. Michael, Barbados
TD Waterhouse Canada Inc.	100	Toronto, Ontario
TD Waterhouse Insurance Services Inc.	100	Toronto, Ontario
TDAM USA Inc.	100	Wilmington, Delaware
Toronto Dominion Holdings (U.S.A.), Inc.	100	New York, New York
TD Holdings II Inc.	100	New York, New York
TD Securities (USA) LLC	100	New York, New York
Toronto Dominion (Texas) LLC	100	New York, New York
Toronto Dominion (New York) LLC	100	New York, New York
Toronto Dominion Capital (U.S.A.), Inc.	100	New York, New York
International
Internaxx Bank S.A.	100	Luxembourg, Luxembourg
NatWest Personal Financial Management Limited	50	London, England
NatWest Stockbrokers Limited[2]	50	London, England
TD Ireland	100	Dublin, Ireland
TD Global Finance	100	Dublin, Ireland
TD Luxembourg International Holdings	100	Luxembourg, Luxembourg
TD Ameritrade Holding Corporation[3]	44.96	Omaha, Nebraska
TD Waterhouse Bank N.V.	100	Amsterdam, The Netherlands
TD Wealth Holdings (UK) Limited	100	Leeds, England
TD Waterhouse Investor Services (Europe) Limited	100	Leeds, England
TD Wealth Institutional Holdings (UK) Limited	100	Leeds, England
TDWCS LLP	100	Leeds, England
Toronto Dominion Australia Limited	100	Sydney, Australia
Toronto Dominion Investments B.V.	100	London, England
TD Bank Europe Limited	100	London, England
Toronto Dominion Holdings (U.K.) Limited	100	London, England
TD Securities Limited	100	London, England
Toronto Dominion (South East Asia) Limited	100	Singapore, Singapore

Unless otherwise noted, the Bank, either directly or through its subsidiaries, owns 100% of the entity and/or 100% of any issued and outstanding voting securities and non-voting securities of the entities listed. Each subsidiary is incorporated in the country in which its head or principal office is located.	[1] Reflects ownership structure as at November 1, 2011.
[2] The Bank, through its 50% ownership of NatWest Personal Financial Management Limited, owns 50% of NatWest Stockbrokers Limited.
3 TD Ameritrade Holding Corporation is not a subsidiary of the Bank as the Bank does not control it. TD Luxembourg International Holdings and its ownership of TD Ameritrade Holding Corporation is included given the significance of the Bank’s investment in TD Ameritrade Holding Corporatio

TD BANK GROUP • FIRST QUARTER 2012 REPORT TO SHAREHOLDERS	Page 99

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials, or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:

CIBC Mellon Trust Company*
P.O. Box 700, Station B

Montreal, Quebec H3B 3K3

1-800-387-0825 or 416-682-3860

Facsimile: 1-888-249-6189
inquiries@canstockta.com or www.canstockta.com

*Canadian Stock Transfer Inc. acts as administrative agent for CIBC Mellon Trust Company

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials, or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:

Computershare Shareowner Services LLC
P.O. Box 358015

Pittsburgh, Pennsylvania 15252-8015

or

480 Washington Boulevard

Jersey City, New Jersey 07310

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S: 201-680-6610
www.computershare.com

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information

Contact Corporate & Public Affairs:

416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:

1-866-567-8888

French: 1-866-233-2323

Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired (TTY): 1-800-361-1180

Internet website: http://www.td.com

Internet e-mail: customer.service@td.com

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on March 1, 2012. The call will be webcast live via TD's website at 3 p.m. ET. The call and webcast will feature presentations by TD executives on the Bank's financial results for the first quarter, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at http://www.td.com/investor/qr_2012.jsp on March 1, 2012, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-644-3415 or 1-877-974-0445 (toll free).

The webcast and presentations will be archived at http://www.td.com/investor/qr_2012.jsp. Replay of the teleconference will be available from 6 p.m. ET on March 1, 2012, until April 2, 2012, by calling 416-640-1917 or 1-877-289-8525 (toll free). The passcode is 4512261, followed by the pound key.

Annual Meeting

Thursday, March 29, 2012 at 9:30 a.m. (Eastern)

Toronto, Ontario

Glenn Gould Studio

250 Front Street West

Simulcast live by video conference to:

New York, New York

Grand Hyatt New York

109 East 42nd Street